As confidentially submitted to the Securities and Exchange Commission on April 30, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARCELLX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	47-2855917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25 West Watkins Mill Road, Suite A

Gaithersburg, MD 20878

(240) 327-0603

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Hilbert, Ph.D.

President and Chief Executive Officer

Arcellx, Inc.

25 West Watkins Mill Road, Suite A

Gaithersburg, MD 20878

(240) 327-0603

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Koeppen Megan J. Baier Jennifer Fang Wilson Sonsini Goodrich & Rosati, P.C. 1301 Avenue of the Americas 40th Floor New York, New York 10019 (212) 999-5800	Han Lee, Ph.D., M.B.A. Chief Financial Officer Arcellx, Inc. 25 West Watkins Mill Road, Suite A Gaithersburg, MD 20878 (240) 327-0603	Lisa Firenze Jeffries L. Oliver-Li Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.001 par value per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2020

PRELIMINARY PROSPECTUS

            Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering of shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price of our common stock will be between $             and $             per share.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ACLX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” beginning on page 160 additional information regarding underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about              , 2020.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional             shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Jefferies	Credit Suisse

Prospectus dated             , 2020.

Through and including             , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes before deciding to buy shares of our common stock. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Arcellx,” or “the company” refer to Arcellx, Inc. and, where appropriate, our subsidiary Subdomain, LLC.

Overview

We are a clinical-stage biopharmaceutical company developing novel, adaptive and controllable cell therapies for the treatment of patients with cancer and autoimmune diseases. Our ARC-sparX platform is designed to separate the antigen-recognition and killing functions of conventional Chimeric Antigen Receptor T-cell (CAR-T) therapy. Each product candidate derived from our platform is comprised of two key components: (i) soluble protein antigen-receptor X-linkers (each, a sparX protein) that bind specific antigens on diseased cells and flag those cells for destruction and (ii) universal Antigen Receptor Complex-T (ARC-T) cells that bind sparX proteins and kill the flagged cells. Our goal is to treat patients with a single infusion of ARC-T cells in the outpatient setting followed by periodic subcutaneous self-administration of one or more sparX protein(s) by the patient at home. The treating physician can adjust sparX protein dose throughout the course of treatment to control T-cell activity with the objective of limiting toxicity, as needed. Additionally, the physician can redirect T-cell activity to different disease antigens by switching to alternate sparX protein(s) that bind different antigen(s) to potentially address relapsed and refractory disease. As a result, we believe our approach can overcome existing cell therapy limitations and increase patient access to, broaden patient eligibility for, and permit earlier use of, cell therapies. Our ongoing Phase 1 clinical trial of CART-ddBCMA for the treatment of multiple myeloma (MM) is designed to validate the functional properties of our novel binding domains, which are proprietary alternatives to the antibody fragments used in conventional CAR-T cells. Our proprietary binding domains are foundational to our platform and have the potential to enable accelerated clinical development across our disease franchises including MM, AML/MDS, solid tumors and autoimmune diseases, with each franchise including several sparX proteins that target different disease-associated antigens. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. In addition, we expect to file an Investigational New Drug application (IND) in the second half of 2020 to test ACLX-001, the first product candidate based on our ARC-sparX platform, as a treatment for relapsed or refractory MM. We also expect to file an IND in the first half of 2021 for ACLX-002, the first product candidate in our AML/MDS franchise, as a treatment for relapsed or refractory acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS).

Our Platform

The figure below compares conventional CAR-T therapy with our ARC-sparX platform therapies.

While CAR-T and other genetically modified cell therapies have shown significant efficacy in extending the lives of patients who often have no other treatment options, there are several limitations to their use, including:

∎

An inability to curb cell killing and potential side effects such as cytokine release syndrome (CRS), neurotoxicity and “on-target, off-tumor” toxicities that impact the broader use of such therapies in the following ways:

–	Limited patient eligibility;

–	Restricted use in earlier lines of therapy;

–	Lack of community-based physicians who can administer treatments;

–	Constraints on administration in the outpatient setting; and

–	Increased costs to patients, payers and providers due to the need for intensive care unit access;

∎	An inability to adapt to tumors arising in the relapsed and refractory settings as the target specificity of conventional CAR-T therapies is fixed;

∎	Potential exhaustion of T-cell therapy due to the inability to curb CAR-T activity; and

∎	A long and expensive manufacturing process compared to currently available “off-the-shelf” treatments.

Our ARC-T cells are designed to remain in an inactive state, or silenced, and activate only when combined with a sparX protein that is bound to an antigen on a cell. We believe that controlling ARC-T activation with sparX protein effectively separates the antigen-recognition and killing functions and thus addresses many limitations of conventional CAR-T and other genetically modified cell therapies. By separating these functions, our approach renders the killing function of the ARC-T cell dependent on the antigen specificity and dose of the sparX protein rather than solely on uncontrollable CAR-T proliferation as is the case with conventional CAR-T therapy. Moreover, in designing the ARC-T cells and each sparX protein, we also remove potentially immunogenic sequences from their binding domains, which we refer to as “deimmunization.” We believe that our ARC-sparX platform can provide several key benefits compared to other genetically modified cell therapies including:

∎

Limiting Severe T Cell-Associated Toxicity through Dose Regulation of sparX Protein. ARC-T killing activity can be curbed by controlling sparX protein dose and schedule of administration. This mechanism can enable better management of toxicities such as CRS and neurotoxicity before they escalate to unsafe levels, which should lead to an improved safety profile.

∎

Increased Adaptability of Treatment Regimen. Following an initial infusion of ARC-T cells, treating physicians can administer one or more sparX proteins targeting different disease-associated antigens to address the inherent heterogeneity of diseased cells, as well as antigen downregulation and loss, and thereby potentially address relapsed and refractory disease.

∎

Targeted Killing of Diseased Cells. sparX proteins can be engineered to recognize and direct the killing of diseased cells, but spare nearby healthy cells, by distinguishing diseased cells that express two different disease-associated antigens from healthy cells that may express one or the other antigen but not both.

∎

Enhanced Persistence of ARC-T Cells. Intermittent sparX protein dosing can allow ARC-T cells to rest after activation to avoid exhaustion and thus enhance ARC-T cell differentiation into memory cells that confer long-lived T-cell immunity. ARC-T cells are also designed to minimize the risk of rejection by the patient’s immune system, thereby enhancing persistence of the ARC-T cells.

∎

Efficient and Streamlined Manufacturing Across All Programs. ARC-T cells can be manufactured using the same viral vector with similar cell processing for every patient across all programs on our platform. Additionally, our ARC construct can be inserted into both autologous or allogeneic cell types. Moreover, sparX proteins are manufactured using a cost-effective microbial-based expression system, and the purification process for each sparX protein is substantially similar regardless of specificity.

∎

Expanded Access to Treatment. These foregoing key benefits, including the ability to limit toxicities and the potential to address relapsed and refractory disease, can enable more physicians across academic and community practices to provide cell therapy in the outpatient setting, facilitate entry into earlier lines of therapy, and permit more patients to be eligible for treatment.

We believe our approach enables us to engineer several immune cell types and to pursue development of a robust pipeline of product candidates. We are initially focused on engineering T cells to create ARC-T cells that function in concert with sparX proteins across several disease franchises, including hematological malignancies, solid tumors and autoimmune diseases. In the future, we also intend to pursue a variety of other treatments based on our novel binding domains and ARC construct, including cell therapies based on allogeneic cells and other immune cell types.

Our Pipeline

We are currently focused on leveraging our ARC-sparX platform to develop product candidates across a wide variety of diseases and indications. The same ARC construct can be used in combination with different sparX proteins across our ARC-sparX programs. The following tables highlight our clinical and preclinical pipeline and discovery pipeline:

We intend to pursue clinical development of several product candidates in staggered but overlapping trials across several disease indications. In our MM franchise, our ARC-sparX platform will initially target BCMA with ACLX-001 followed by CS1 with ACLX-003. We expect to file an IND for ACLX-001 in the second half of 2020. We intend to leverage data generated from the ongoing Phase 1 trial for CART-ddBCMA, which is our modified CAR-T therapy where the traditional single chain variable fragment (scFv) binding domain is replaced with our non-scFv-based binding domain; the same binding domain was used to create the sparX protein in the next program, ACLX-001. As of             , 2020, we have treated              patients with CART-ddBCMA. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. CART-ddBCMA has been granted Fast Track and Orphan Drug designations by the U.S. Food and Drug Administration (FDA).

For our AML/MDS franchise, we expect to file an IND in the first half of 2021 for ACLX-002, which will include a sparX protein targeting CD123, as a treatment for relapsed or refractory AML and high-risk MDS.

We also intend to pursue treatments for solid tumors and indications outside of oncology, including autoimmune diseases. For our autoimmune diseases franchise, we plan to use ACLX-001 as the first product candidate, whereas for our solid tumors franchise, we plan to engineer novel sparX proteins. In each disease franchise, we plan to develop and test other sparX proteins with multi-valent or multi-specific binding regions, for existing and novel antigen targets, to build a broad collection of sparX proteins for each disease indication to be used in combination with our ARC-T cells.

Our Team

We have assembled a seasoned management team with a strong track record in drug development and extensive cell therapy expertise. Members of our management team have held key roles in the development of currently approved CAR-T therapies, as well as numerous biologic and small molecule therapies. Collectively, they have held senior positions at AstraZeneca, bluebird bio, Human Genome Sciences, Jazz Pharmaceuticals, NKarta, Novartis, Zyngenia and numerous other organizations. They have the experience to execute our strategy and to build a fully integrated cell therapy platform company. This includes leading edge scientific innovation, CAR-T clinical development, protein development, manufacturing and business expertise. Key employees include:

∎

Our Chief Medical Officer Dr. Angela Shen, who has extensive experience in clinical development, medical affairs, and business development in a variety of pharmaceutical settings, including being a key contributor to the in-licensing of CAR-T technology to Novartis, establishing the clinical team that developed Kymriah, the first approved CAR-T therapy, and successfully advancing the development of multiple novel immunotherapies while serving in the C-suite of biotech companies;

∎

Our Chief Financial Officer, Dr. Han Lee, who has extensive finance, mergers and acquisitions and corporate development experience, having closed over 30 business development and equity deals and co-managed the equity portfolio for AstraZeneca as part of their Corporate Development and Ventures team; and

∎

Our President and Chief Executive Officer, Dr. David Hilbert, who has dedicated the past 20 years to combining a disciplined approach to science with the business of drug development and corporate management across multiple start-up companies. His expertise in cellular immunology and protein therapeutics led to the approval of the first biologic for the treatment of systemic lupus erythematosus, and his founding of our company.

Our team is further supported by a strong group of investors that share our commitment to advancing our next-generation cell therapy platform. Since our formation in December 2014 through December 31, 2019, we have funded our operations primarily with an aggregate of $71.6 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. Our investors include New Enterprise Associates, Novo Holdings, S.R. One, Takeda Ventures, Aju IB Investment, Quan Capital, Clough Capital Partners, Mirae Asset, JVC Investment Partners and LG Technology Ventures.

Our Strategy

Our goal is to become a leader in the use of cell therapies for the treatment of patients with diseases such as cancer and autoimmune diseases. We intend to achieve this goal by developing product candidates from our ARC-sparX platform, which we believe provides certain key benefits relative to conventional CAR-T and other cell therapies.

Key elements of our strategy include the following objectives:

∎	Pursue an innovative clinical development strategy to efficiently validate our platform;

∎	Develop disease-specific franchises comprising multiple sparX proteins;

∎	Leverage platform capabilities throughout and beyond oncology;

∎	Enable autologous and allogeneic cell therapy products;

∎	Extend the use of our proprietary binding domains in applications outside of cell therapy;

∎	Pursue competitive advantages by continuing to build our intellectual property portfolio; and

∎	Selectively collaborate with biopharmaceutical companies and academic institutions.

Risks Associated with Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

∎

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

∎

Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs, future commercialization efforts or employee headcount.

∎

We currently generate no revenues from sales of any products and may never generate revenue or be profitable. Our product candidates are in the early stages of development. We only recently began a clinical trial to test our first product candidate in humans.

∎

Our ARC-sparX platform represents a novel and unproven approach to treatment, which makes it difficult to predict the timing, results and costs of product candidate development and the likelihood of obtaining regulatory approval. In addition, we may experience difficulty in identifying appropriate target binding domains. We are highly dependent on the success of ACLX-001, the first product candidate based on our ARC-sparX platform.

∎	Clinical development is a lengthy, expensive and uncertain process. Our clinical trials may fail to demonstrate adequate safety and/or efficacy of any of our product candidates.

∎

We may receive unexpected or unfavorable feedback from FDA or foreign health authorities regarding satisfaction of safety, purity and potency (including clinical efficacy), amongst other factors, all of which would prevent or delay regulatory approval and commercialization and potentially impact the development of our other product candidates.

∎	We may encounter substantial delays, including difficulties enrolling patients, in our clinical trials.

∎

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, require expansion of the trial size, limit their commercial potential, or result in significant negative consequences.

∎	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

∎	Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

∎

We expect to significantly expand our organization, including creating additional infrastructure to support our operations as a public company and our growth as we advance our product candidates through clinical trials, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

∎	We rely on third parties to conduct our clinical trials and manufacture our product candidates.

∎

If we are unable to obtain and maintain sufficient intellectual property protection for our platform and our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitive position may be adversely affected.

∎

The price of our stock may be volatile, and you could lose all or part of your investment. Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

∎

Our business is affected by the ongoing COVID-19 pandemic and may be significantly adversely affected as the pandemic continues or if other events out of our control disrupt our business or that of our third-party providers.

Corporate Information

We were incorporated in Delaware in December 2014 under the name “Encarta Therapeutics, Inc.” In January 2016, we filed a certificate of amendment to change our name to “Arcellx, Inc.” Our principal executive offices are located at 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878. Our telephone number is (240) 327-0603. Our website address is www.arcellx.com. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use the name Arcellx, the Arcellx logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

∎

Being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

∎	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

∎	Reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports, proxy statements and registration statements; and

∎	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer”; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (1) to fund the development of our product candidates ACLX-001, ACLX-002 and ACLX-003 and (2) for other research and development activities, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section of this prospectus titled “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“ACLX”

The number of shares of our common stock to be outstanding after this offering is based on the 59,045,090 shares of our common stock outstanding as of December 31, 2019 (including an aggregate of 57,239,566 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of December 31, 2019), and excludes the following:

∎	5,163,043 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, at a weighted-average exercise price of $0.15 per share;

∎	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after December 31, 2019, at a weighted-average exercise price of $ per share;

∎

             shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, as amended (2017 Plan), which shares will be added to the shares to be reserved under our 2020 Equity Incentive Plan (2020 Plan) upon its effectiveness;

∎

             shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

∎

             shares of common stock reserved for issuance under our 2020 Employee Stock Purchase Plan (2020 ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

∎	No exercise of outstanding options after December 31, 2019;

∎	No exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering;

∎	The conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering; and

∎

The filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately after the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the summary statement of operations data for the years ended December 31, 2018 and 2019 and the summary balance sheet data as of December 31, 2019 from our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,
(in thousands, except share and per share amounts)	2018	2019
Statement of Operations Data:
Operating expenses:
Research and development	$6,112		$15,766
General and administrative	2,197		2,208

Total operating expenses	8,309		17,974

Loss from operations	(8,309)		(17,974)

Other income:
Other income, net	1		2

Net loss and comprehensive loss	(8,308)		(17,972)

Net loss per share attributable to common stockholders—basic and diluted	$(9.12)		$(15.39)

Weighted-average common shares outstanding—basic and diluted	911,372		1,167,897

Pro forma net loss per share, basic and diluted (unaudited)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)

	AS OF DECEMBER 31, 2019
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)(3)
		(in thousands)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$34,578	$
Total assets	43,588
Total liabilities	4,866
Redeemable convertible preferred stock	71,460
Accumulated deficit	(33,047)
Total stockholders’ (deficit) equity	(32,738)

(1)	The pro forma balance sheet data gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 57,239,566 shares of common stock, which will occur upon the closing of this offering.

(2)	Reflects the pro forma adjustments described in footnote (1) above and the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, establishing and protecting our intellectual property portfolio, developing our cell therapy and sparX protein technologies, identifying potential new target antigens and developing product candidates and undertaking research and development, including preclinical studies and clinical trials of our product candidates, all of which are biologics or biopharmaceuticals and require approval under a Biologics License Application (BLA). We have not yet demonstrated our ability to successfully initiate and complete any large-scale or pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability than it could be if we had a longer operating history or were closer to commercialization. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges that may adversely affect our business.

We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We have incurred losses in each period since our inception in December 2014. Our net losses were $8.3 million and $18.0 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $33.0 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we advance our product candidates through preclinical studies and clinical trials; continue to discover and develop additional product candidates and expand our pipeline; continue to develop our ARC-sparX platform; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue, which we do not expect will occur in the foreseeable future, as our product candidates are in preclinical or Phase 1 clinical development. Our prior and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development of our product candidates.

Investment in biopharmaceutical product development is highly risky because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities and advance our product candidates through preclinical studies and clinical trials in order to obtain marketing approval. If we obtain marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We estimate that our net proceeds from this offering will be approximately $    million, based on an assumed initial public offering price of $     per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the development of our product candidates ACLX-001, ACLX-002 and ACLX-003 and for other research and development activities, working capital and other general corporate purposes. Based on our current operating plan, we believe that our existing cash and cash equivalents will be sufficient to fund our planned operations for at least the next twelve months without the proceeds from this offering, but our assumptions could prove to be wrong, and we could consume capital significantly faster than we expect, requiring us to seek additional funding sources sooner than planned, through public or private financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, the imposition of burdensome debt covenants and repayment obligations or other restrictions that may affect our business. Our future capital requirements will depend on many factors, including:

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The scope, progress, timing, results and costs of developing and manufacturing our product candidates and conducting preclinical studies and clinical trials and other testing of our product candidates;

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Our ability to continue our business operations and product candidate research and development, and to adapt to any changes in the regulatory approval process, manufacturing supply, or clinical trial requirements and timing due to the ongoing COVID-19 pandemic and otherwise, including our ability to comply with new regulatory guidance or requirements on conducting clinical trials during the COVID-19 pandemic;

∎	The costs, timing and outcome of regulatory review of any of our product candidates;

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The costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

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Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

∎	The costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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The extent to which our product candidates, if approved, can be offered by prescribers in various clinical settings, including academic hospitals and community practices, the acceptance of our products, if and when approved, by patients, the medical community and third-party payors, and the revenue received from commercial sale of any products for which we receive marketing approval;

∎	The effect of competing technologies and market developments; and

∎	The extent to which we acquire or invest in other businesses, products and technologies and any other licensing or collaboration arrangements for any of our product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all, especially in view of the widespread impact of the COVID-19 pandemic (as further described under “—Risks Related to Our Business”). If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to decrease headcount and/or significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any of the foregoing events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

In addition, we may seek additional capital due to strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Risks Related to Development of Our Product Candidates

Our product candidates are in the early stages of development. We have no products approved for commercial sale and have only recently began clinical trials to test our first product candidate in humans, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are early in our development efforts. We are still developing our ARC-sparX platform, and conducting drug discovery and preclinical studies for a number of product candidates while advancing our ongoing Phase 1 clinical trial for CART-ddBCMA, pursuant to our first IND application filed in September 2019. We have treated a small number of patients as of the date hereof and our clinical experience with our initial product candidate is limited. We have not initiated clinical testing of any product candidates based on our ARC-sparX platform. Because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

There is a high failure rate for biopharmaceutical products proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Because of the early stage of development of our product candidates, our ability to eventually generate significant revenues from product sales will depend on a number of factors, including:

∎	Successful completion of preclinical studies;

∎	Submission of INDs or other regulatory applications for our planned clinical trials or future clinical trials and authorizations from regulators to initiate clinical studies;

∎	Successful enrollment in, and completion of, clinical trials;

∎	Achieving favorable results from clinical trials;

∎	Receipt of marketing approvals from applicable regulatory authorities;

∎	Establishing manufacturing capabilities or arrangements for clinical and commercial supply;

∎	Establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in combination with other products;

∎	Sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials and commercialization activities;

∎	Effectively competing with other therapies;

∎	Developing and implementing successful marketing and reimbursement strategies;

∎	Obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates; and

∎	Maintaining a continued acceptable safety profile of any product following approval, if any.

If we do not achieve one or more of these requirements in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

We cannot be certain that our clinical trials will be initiated and completed on time, if at all, or whether our planned clinical strategy will be acceptable to the FDA or foreign health authorities. In addition, the COVID-19 pandemic is still evolving as of this time and much of its impact remains unknown, and it is impossible to predict the impact this pandemic may have on the development of our product candidates, our preclinical studies and clinical trials, and our business.

To become and remain profitable, we must develop, obtain approval for and eventually commercialize products, if approved, that generate significant revenue. We do not expect to receive approval of any product candidates for many years and may never succeed in these activities. In addition, it is not uncommon for product candidates to exhibit unforeseen safety issues or inadequate efficacy when tested in humans despite promising results in preclinical animal models, and we may ultimately be unable to demonstrate adequate safety and efficacy of our product candidates to obtain marketing approval. Even if we obtain approval and begin commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development, manufacturing and other expenditures to develop and market additional product candidates. Our failure to become or remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Our ARC-sparX platform represents a novel and unproven approach to treatment, which makes it difficult to predict the timing, results and costs of product candidate development and the likelihood of obtaining regulatory approval. In addition, we may experience difficulty in identifying appropriate target binding domains. We are highly dependent on the success of ACLX-001, the first product candidate based on our platform.

We have concentrated our research and development efforts on our ARC-sparX platform, and our future success depends on the successful development of this platform. Although there are other cell therapies and adapter platforms in clinical development, our proprietary binding domain and the sparX proteins and ARC-T cells that comprise our platform have not been extensively tested over any significant period of time. In particular, while we believe that our ARC-sparX platform may be capable of overcoming certain challenges faced by conventional CAR-T therapies, we cannot be certain that our approach will result in the intended benefits or will not result in unforeseen negative consequences over time. There can be no assurance that any problems we experience in the future related to preclinical and clinical development of our novel platform and our product candidates will not cause significant delays or unanticipated costs or that such problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring those processes to manufacturing partners, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

Advancing this novel platform creates significant challenges for us, including, but not limited to:

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Educating medical personnel about the administration of our platform, particularly if our clinical trials permit expansion of participating physicians to those in various clinical settings, including academic hospitals and community practices;

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Educating medical personnel regarding the potential efficacy and safety profiles of our product candidates, as well as the challenges, of incorporating our product candidates, if approved, into treatment regimens;

∎	Sourcing, supplies for the materials used to manufacture and process our product candidates for clinical trials and, in the future, commercial sale, if our product candidates are approved;

∎	Developing reliable and scalable manufacturing processes;

∎	Obtaining and maintaining regulatory approval from the FDA or other health authorities; and

∎	Establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

In developing our product candidates, we have not exhaustively explored different options in the design of the ARC-sparX platform and in the method for manufacturing ARC-T cells and sparX proteins. Although we do not currently plan to change the structure of our ARC-T cells or substantially alter the structure of our sparX proteins in the near term, we may in the future find our existing ARC-T cells or sparX proteins, or any manufacturing process thereof, may be substantially improved with future design or process changes. Changes in product design and changes in the manufacturing process, equipment, or facilities may require further comparability analysis and approval by FDA before implementation, which could delay our clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety, identity, purity and efficacy. For example:

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All sparX proteins are comprised of one or more antigen-specific binding domains fused to a protein that we refer to as the TAG. The TAG we have built into our sparX proteins is derived from the 26kDA C-terminal fragment of human alpha fetoprotein (hAFP), which we refer to as p26, but in the future, we could choose to use a different protein fragment, which would also require us to use a modified ARC construct that will bind the new TAG.

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We have made a number of sparX proteins targeting different antigens and with different binding affinities and configurations. We used preclinical tests to select product candidates to advance into clinical testing, but the preclinical tests are limited in their ability to predict behavior in patients. As we gain clinical experience with our sparX proteins, new learnings may prompt us to select other sparX proteins for clinical development.

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We have used a lentiviral vector to transduce the gene for the ARC construct into patient T cells. In the future, we may find that another type of vector or other means of genetically modifying T cells may offer advantages, particularly as we consider inserting our ARC into other immune cells. Changing how we genetically modify the immune cells would necessitate additional process development and clinical testing and delay existing product candidates.

In addition, the clinical trial requirements of the FDA and foreign health authorities and the criteria these regulators use to determine whether a product candidate is acceptable for approval, can vary substantially according to the type, complexity, novelty and intended use and market of the potential products. While CAR-T and other cell therapy products have made progress in recent years, only a small number of products have been approved in the United States or other markets, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates.

Clinical development is a lengthy, expensive and uncertain process. Our clinical trials may fail to demonstrate adequate safety and/or efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization and potentially impact the development of our other product candidates.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including ACLX-001, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates have adequate safety and efficacy profiles, and the manufactured drug product has quality attributes that are appropriate for use in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during clinical development, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, particularly because early trials have smaller numbers of subjects tested. In addition, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues, such as immunogenicity, when tested in humans despite promising results in preclinical animal models.

Any clinical trials that we may conduct may not demonstrate the safety and efficacy profiles necessary to obtain regulatory approval to market our product candidates. As we continue developing our product candidates, serious adverse events, undesirable side effects, or unexpected characteristics may emerge, causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the risk-benefit ratio is more acceptable.

Treatment with our product candidates may cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. The inclusion of patients with significant co-morbidities in our clinical trials may result in deaths or other adverse medical events due to an underlying condition or other therapies or medications that such patients may be using. As described above, any of these events could prevent us from obtaining regulatory approval or achieving or maintaining market acceptance and impair our ability to commercialize our product candidates. Because the product candidates in our ARC-sparX platform share similar components, a failure of one of our clinical trials may also increase the actual or perceived likelihood that our other product candidates will experience similar failures.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to a variety of factors, including, but not limited to, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If our ongoing or future clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, or if we encounter safety concerns associated with our product candidates, we may:

∎	Incur unplanned costs;

∎	Be delayed in or prevented from obtaining marketing approval for our product candidates;

∎	Obtain approval for indications or patient populations that are not as broad as intended or desired;

∎	Obtain approval with labeling that includes significant restrictions on use or distribution or safety warnings including boxed warnings;

∎	Be subject to changes in the way the product is administered;

∎	Be required to perform additional clinical trials to support approval or be subject to additional post-marketing requirements;

∎	Have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy (REMS);

∎	Be subject to the addition of labeling statements, such as warnings or contraindications;

∎	Be sued; and/or

∎	Experience damage to our reputation.

In addition, even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or foreign health authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA or foreign health authorities will view any of our product candidates as having adequate safety and efficacy profiles even if favorable results are observed in these clinical trials, and we may receive unexpected or unfavorable feedback from the FDA or foreign health authorities regarding satisfaction of safety, purity and potency (including clinical efficacy), amongst other factors. To the extent that the results of the trials are not satisfactory to the FDA or foreign health authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We may encounter substantial delays in our clinical trials.

We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Events that may prevent successful or timely completion of clinical development include:

∎	Delays associated with the COVID-19 global pandemic, as further described under “—Risks Related to Our Business”;

∎	Delays in reaching a consensus with regulatory agencies on trial design;

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Delays in reaching agreement on acceptable terms with prospective clinical research organizations (CROs), and clinical trial sites and obtaining required institutional review board (IRB), approval at each clinical trial site;

∎	Delays in recruiting and enrolling suitable patients to participate in our clinical trials;

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Failure to collect sufficiently viable white blood cells from patients, adequately expand or successfully transduce sufficient number of patient T cells for infusion or otherwise manufacture product candidates, or infuse patients in a timely manner with product candidate;

∎	Failure by our CROs, other third parties or us to adhere the trial protocol or the FDA’s good clinical practices (GCPs) or applicable regulatory guidelines in other countries;

∎	Third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or foreign health authorities for violations of applicable regulatory requirements;

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Delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including due to a facility manufacturing any of our product candidates or any of their components being ordered by the FDA or foreign health authorities to temporarily or permanently shut down due to violations of current good manufacturing practices (cGMPs) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

∎	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

∎	Clinical trial sites or patients dropping out of a trial or experiencing changing health or other conditions that require removing them from the trial;

∎	Discovering that product candidates have unforeseen safety issues, undesirable side effects or other unexpected characteristics;

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To the extent that we conduct clinical trials in foreign countries, the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries;

∎	Receiving untimely or unfavorable feedback from applicable regulatory authorities regarding the trial or requests from regulatory authorities to modify the design of a trial;

∎	Suspensions or terminations by IRBs or Data Safety Monitoring Boards (DSMBs) or internal clinical holds and/or clinical holds from or by regulatory authorities;

∎	Lack of adequate funding to continue operations; or

∎	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols and/or amendments to INDs.

Any inability to successfully complete our clinical trials could result in additional costs to us or impair our ability to raise capital, generate revenues from product sales and enter into or maintain collaboration arrangements. In addition, if we make material manufacturing changes to our product candidates, we may need to conduct additional bridging or comparability studies. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we encounter delays or difficulties enrolling patients in our clinical trials and/or retention of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until completion of treatment and adequate follow-up. The enrollment of patients depends on many factors, including:

∎	Inability to enroll, or delay in enrollment of, patients due to outbreaks and public health crises, such as the COVID-19 global pandemic, as further described under “—Risks Related to Our Business”;

∎	The patient eligibility criteria defined in the protocol;

∎	The perceived risks and benefits of the product candidate being studied;

∎	The size of the patient population required for analysis of the trial’s primary endpoints;

∎	The proximity of patients to trial sites;

∎	The design of the trial;

∎	Our ability to recruit clinical trial investigators with the appropriate competencies and experience;

∎	Our ability to obtain and maintain patient consent;

∎	Reporting of the preliminary results of any of our clinical trials; and

∎	The risk that patients enrolled in clinical trials will drop out of the trials before completion of treatment and adequate follow-up.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigation sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing and planned clinical trials, which could prevent completion or commencement of these trials and adversely affect our ability to advance the development of our product candidates.

Interim, preliminary or topline data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, preliminary or topline data from clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data previously published. As a result, interim, preliminary and topline data should be viewed with caution until the final data are available. Adverse differences between interim, preliminary or topline data and final data could significantly harm our reputation and business prospects.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, require expansion of the trial size, limit their commercial potential, or result in significant negative consequences.

Our product candidates involve genetically modified T cell-based immunotherapies. A number of genetically modified cell therapies, such as CAR-based products, have potentially severe side effects, including CRS and neurotoxicity, that can escalate and require intensive medical intervention and result in injury or death to the patients.

There is no guarantee that our product candidates will not have side effects similar to those seen in other genetically modified cell therapies or that we will be able to prevent side effects from escalating to an unsafe level for our patients. Additionally, our initial product candidates are directed at treating patients with relapsed or refractory MM. These patients are often elderly and/or have significant co-morbidities, and we expect they will receive our product candidate as a last line of therapy after most others therapies have failed, and these patients may be particularly susceptible to safety and toxicity risks. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell therapy may be complicated and difficult to manage, which could result in patient death or other significant issues. Additionally, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications.

We have designed a new binding domain that we believe should have low immunogenicity because we also removed potentially immunogenic sequences from their binding domains, which we refer to as “deimmunization.” However, it has never been tested in humans outside of our current Phase 1 trial and we cannot guarantee that there will not be any unexpected side effects from this binding domain or the sparX proteins that we plan to test as part of our product candidates. Although we have completed multiple preclinical studies designed to screen for toxicity caused by unintended off-target recognition in vivo by our novel binding domains, our sparX proteins may still cause unintended off-target recognition in patients. Additionally, our genetically modified T-cells may still bind targets other than the TAG on our sparX proteins. If significant unexpected binding or off-target binding occurs in normal tissue, our product candidates may target and kill the normal tissue in a patient, leading to serious and potentially fatal adverse events, undesirable side effects, toxicities or other unexpected characteristics. Detection of any significant unexpected or off-target binding may halt or delay any ongoing clinical trials for our product candidates and prevent or delay regulatory approval. While we have developed a preclinical screening process to identify cross-reactivity of our product candidates, we cannot be certain that this process will identify all potential off-target tissue that our product candidates may interact with. Any unexpected or off-target binding that impacts patient safety could materially impact our ability to advance our product candidates into clinical trials and ability to proceed to marketing approval and commercialization.

If serious adverse events or undesirable side effects arise, we could be required to suspend, delay, or halt our clinical trials and regulatory authorities could deny approval or require us to limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Undesirable side effects could also result in an expansion in the size of our clinical trials, increasing the expected costs and timeline of our clinical trials. Side effects that are observed during the trial, whether treatment related or not, could also affect patient recruitment for future trials or the ability of enrolled patients to complete the trial or result in potential product liability claims. Further, if serious adverse events or undesirable side effects are identified during development or after approval and are determined to be attributed to any of our product candidates, we may be required to develop REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry.

Any of these occurrences may harm our business, financial condition and prospects significantly.

We may not be able to file additional INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We expect to submit additional INDs for our current and future product candidates under master protocols that are organized by disease franchise. However, our timing for submitting these INDs is dependent on the results of further research. Additionally, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin or permit us to use a single master protocol across multiple trials, or that, once clinical trials have begun, issues will not arise that suspend or terminate such clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that the FDA will not change its requirements in the future. These risks also apply to other clinical trials we may seek to commence under other INDs or amendments to existing INDs.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and operational resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we intend to utilize with our clinical development strategy. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. As an example, although we believe that targeting BCMA initially before targeting other antigens will help us validate our platform more easily, the risks associated with MM patients and the competition in cell therapies targeting BCMA, among others, could outweigh the benefits. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other products or drugs that are able to achieve similar or better results or make it difficult for us to develop our product candidates on a timely basis by limiting our access to patients, clinical trial sites, manufacturers and other resources. Our competitors include large and specialty pharmaceutical companies and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions. We believe the key competitive factors that will affect the development and commercial success of our product candidates are safety, efficacy, ensuring consistent quality and purity of the product candidates, delivery, price and the availability of reimbursement from government and other third-party payors.

We anticipate substantial direct competition from other organizations developing advanced CAR-T or other types of genetically modified cell therapies due to their promising clinical therapeutic effect in clinical trials. In particular, we expect to compete with:

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Companies genetically engineering T cells with CARs that are reactive to tumor associated antigens. In particular, Bristol Myers Squibb (with bluebird bio), Johnson and Johnson (with Legend Biotech), Juno Therapeutics (a Bristol Myers Squibb company), Kite Pharma (a Gilead Sciences company), and Novartis. In addition, some companies, such as Allogene and Cellectis, are developing allogeneic cell therapies that could compete with our products.

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Companies genetically engineering T cells with T-cell receptors (TCRs) that are reactive to tumor associated antigens. In particular, Adaptimmune Therapeutics, Juno Therapeutics (a Bristol Myers Squibb company), Kite Pharma (a Gilead Sciences company), and TCR2 Therapeutics.

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Companies developing genetically engineered T-cells with adapter platforms including AbbVie (with the California Institute for Biomedical Research (Calibr)), Aleta Biotherapeutics, Endocyte (a Novartis company), Senti Biosciences, Unum Therapeutics, and Xyphos (an Astellas company).

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Companies developing bispecifics that bring T cells and diseased cells into close proximity with each other. In particular, Amgen, Bristol Myers Squibb, Genmab, Harpoon Therapeutics, IgM Biosciences, MacroGenics, Regeneron, and Roche.

∎	Companies developing other immune cells that can be targeted using antibodies, such as Indapta and NantKwest.

∎	Companies developing genetically-engineered natural killer (NK) cell therapies, including Celularity, Fate Therapeutics, NKarta, NantKwest and Takeda.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, greater access to clinical sites and patients, experienced regulatory, marketing and manufacturing teams and well-established sales forces. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

Risks Related to Our Business

Our business is affected by the ongoing COVID-19 pandemic and may be significantly adversely affected as the pandemic continues or if other events out of our control disrupt our business or that of our third party providers.

While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results. We are currently experiencing disruptions from COVID-19 to our business in a number of ways, including:

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Delays in supply chain and manufacturing, including the closure of apheresis collection centers, suspension of cell transport, and delays in delivery of supplies and reagents, resulting from shut down of “non-essential services” and other government-imposed restrictions;

∎	Delays in discovery and preclinical efforts;

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Changes to procedures or shut down of clinical trial sites due to limited availability of clinical trial staff and reduced number of inpatient intensive care unit beds for patients receiving cell therapies;

∎	Limited patient access, enrollment and participation due to travel restrictions and safety concerns, as well as housing and travel difficulties for out of town patients and relatives; and

∎	Changes in regulatory requirements for conducting clinical trials during the pandemic.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the trial and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related trial disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial.

Other potential impacts of the COVID-19 pandemic on our ongoing clinical trial include patient dosing and trial monitoring, which may be paused or delayed due to changes in policies at various clinical sites, federal, state, local or foreign laws, rules and regulations, including quarantines or other travel restrictions, prioritization of healthcare resources toward pandemic efforts, including diminished attention of physicians serving as our clinical trial investigators and reduced availability of site staff supporting the conduct of our clinical trial, interruption or delays in the operations of the FDA, or other reasons related to the COVID-19 pandemic.

If the COVID-19 pandemic continues, other aspects of our ongoing clinical trial and future planned clinical trials may be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials, and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from our trials or we may have to pause enrollment or we may choose to or be required to pause enrollment and/or patient dosing in our ongoing or planned clinical trials in order to preserve health resources and protect trial participants. It is unknown how long these pauses or disruptions could continue.

In addition, we currently rely on third parties to, among other things, manufacture raw materials, manufacture our product candidates for our ongoing clinical trial, ship investigation drugs and clinical trial samples, perform quality testing and supply other goods and services to run our business. If any such third party in our supply chain for materials is adversely impacted by effects from the COVID-19 pandemic, including staffing shortages, production slowdowns and disruptions in delivery systems, our supply chain may be disrupted, limiting our ability to manufacture our product candidates for our ongoing clinical trial and planned future clinical trials and conduct our research and development operations.

We have closed our offices and requested that most of our personnel, including all of our administrative employees, work remotely, restricted on-site staff to only those personnel and contractors who must perform essential activities that must be completed on-site and limited the number of staff in any given research and development laboratory. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors.

Our employees and contractors conducting research and development activities may not be able to access our laboratory for an extended period of time as a result of the closure of our offices and the possibility that governmental authorities further modify current restrictions. As a result, this could delay timely completion of preclinical activities, including completing IND/Clinical Trial Application (CTA)-enabling studies or our ability to select future development candidates, and initiation of additional clinical trials for our other development programs.

Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic. The FDA or foreign health authorities may have slower response times or be under-resourced to continue to monitor our ongoing clinical trial and, as a result, review, inspection, and other timelines may be materially delayed. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our clinical trial or delay in regulatory review resulting from such disruptions could materially affect the development of our product candidates.

The trading prices for shares of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and following this offering the trading prices for shares of our common stock could also experience high volatility. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 could materially and adversely affect our business and the value of our common stock.

The COVID-19 pandemic continues to rapidly evolve. The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments, which cannot be accurately predicted, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and the actions taken to contain COVID-19 or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy. We will continue to monitor the situation closely.

In addition, our business could be significantly adversely affected by other business disruptions to us or our third-party providers that could seriously harm our potential future revenue and financial condition and increase our costs and expenses. Our operations, and those of our CROs, contract manufacturing organizations (CMOs) and other contractors, consultants, and third parties could be subject to other global pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several months, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary equity or debt financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

As of December 31, 2019, we had cash and cash equivalents of $34.6 million. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2019, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We expect to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2020, we had 31 employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations. Future growth would impose significant added responsibilities on members of management, including:

∎	Identifying, recruiting, integrating, maintaining and motivating additional employees;

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Managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

∎	Improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely and for the foreseeable future will continue to rely on certain independent organizations, advisors and/or consultants to provide certain services, including regulatory advice, clinical trial support and drug product manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed and at a reasonable cost, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those used by our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of the development programs of our product candidates.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, and telecommunication and electrical failures. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development and commercialization of our product candidates could be delayed.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties. We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, vendors and agents acting on behalf of us or our affiliates. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the regulations of the FDA or foreign health authorities; provide true, complete and accurate information to the FDA or foreign health authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us.

We will face increasing regulation as we advance our product candidates through clinical trials and pursue commercialization, if approved.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws and regulations will increase significantly, and our costs associated with compliance with such laws and regulations are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The laws that may affect our ability to operate include, but are not limited to the following:

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The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs.

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The federal civil and criminal false claims laws, including the civil False Claims Act (FCA), that can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. No specific intent to defraud is required under the civil FCA. The criminal FCA provides for criminal penalties for submitting false claims, including imprisonment and criminal fines.

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The Civil Monetary Penalty Act of 1981 and implementing regulations, which impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offered or transferred remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

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The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization.

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The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act, and its implementing regulations, which require applicable manufacturers of covered drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (CMS) of the U.S. Department of Health and Human Services (HHS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Additionally, President Trump signed into law in 2018 the “Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act,” which, under the provision entitled “Fighting the Opioid Epidemic with Sunshine,” in part, extends the reporting and transparency requirements for physicians under the Physician Payments Sunshine Act to physician assistants, nurse practitioners, and other mid-level practitioners, with reporting requirements going into effect in 2022 for payments made in 2021.

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Additional requirements and regulations applicable to the distribution of pharmaceutical products, including extensive record-keeping, licensing, price reporting, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

∎	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

Effective upon the closing of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We may not realize the benefits of any acquisitions, in-licenses or strategic alliances that we enter into.

In the future, we may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or in-license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

We may become exposed to costly and damaging product liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	Decreased demand for our product candidates or products that we may develop;

∎	Impairment of our business reputation;

∎	Withdrawal of clinical trial participants;

∎	Initiation of investigations by regulators;

∎	Costs to defend the related litigation;

∎	A diversion of management’s time and our resources;

∎	Substantial monetary awards to trial participants or patients;

∎	Product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	Loss of revenue;

∎	Exhaustion of any available insurance and our capital resources;

∎	The inability to commercialize any product candidate; and

∎	A decline in our share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Patients with cancer and other diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our product candidates, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. As the expense of insurance coverage is increasing, we may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Recent changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (TCJA), which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reducing the corporate tax rate from a top marginal rate of 34% to a flat rate of 21%, limiting the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limiting the deduction for net operating losses (NOLs) arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), imposing a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, eliminating U.S. tax on foreign earnings (subject to certain important exceptions), allowing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.

As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act (FFCR Act) was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted on March 27, 2020. Both contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of NOLs, which was enacted as part of the TCJA. It also provides that NOLs arising in any taxable year beginning after December 31, 2017, and before January 1, 2021 are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming and such guidance could ultimately increase or lessen their impact on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on us. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act or the CARES Act. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to any recently enacted tax legislation, or proposed changes in law, and the potential tax consequences of investing in or holding our common stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and, upon closing of this offering, may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2019, we had U.S. federal and state net operating loss carryforwards of $30.2 million and $30.1 million, respectively, and U.S. federal research and development tax credit carryforwards of $0.9 million, which could be limited if we experience an “ownership change.” We also have net operating loss carryforwards and credits for state tax purposes, which may be impaired. In addition, we will be unable to use our net operating loss carryforwards and credits if we do not attain profitability sufficient to offset our available net operating loss carryforwards and credits prior to their expiration.

Risks Related to Reliance on Third Parties

We rely and will rely on third parties to conduct our clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We depend and will depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to conduct our preclinical studies and clinical trials under agreements with us. We expect to negotiate budgets and contracts with CROs, trial sites and CMOs, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA or foreign health authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or foreign health authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP regulations and may require a significant number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us pursuant to our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or do so on commercially reasonable terms. Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines.

We rely and expect to continue to rely on third parties to manufacture our clinical product supplies, and we may rely on third parties for at least a portion of the manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as a clinical-scale manufacturing and processing facility, and we rely on outside vendors to manufacture supplies and process our product candidates. For certain of our components or product candidates, we rely on single suppliers or manufacturers to supply or manufacture, but we plan to expand the number of suppliers and manufacturers as we advance our product candidates through clinical development. Our product candidates are not yet manufactured or processed on a commercial scale and we may remain unable to do so for any of our product candidates.

Although in the future we may develop our own manufacturing facilities, we may also continue to use third parties as part of our manufacturing processes and may, in any event, never be successful in developing our own manufacturing facilities. Our anticipated reliance on third-party manufacturers exposes us to the following risks:

∎	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for current cGMP.

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Non-compliance of our third-party manufacturers with requirements of our marketing application(s). In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates.

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Third-party manufacturers may have little or no experience with our product candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our product candidates.

∎	Third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any.

∎	Third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately.

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Third-party manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products, if any.

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Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

∎	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing processes for our product candidates.

∎	Our third-party manufacturers could breach or terminate their agreements with us.

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Raw materials and components used in the manufacturing processes, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

∎	Disruptions to the operations of our third-party manufacturers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer.

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Our third-party manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over their ability to maintain adequate quality control, quality assurance and qualified personnel.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied. Furthermore, our or a third-party’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms or to comply with cGMP could adversely affect our business in a number of ways, including:

∎	An inability to initiate or continue clinical trials of our product candidates under development;

∎	Delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

∎	Loss of the cooperation of future collaborators;

∎	Subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

∎	Requirements to cease development or to recall batches of our product candidates; and

∎	In the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

Manufacturing genetically engineered products is complex and we or our third-party manufacturers may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

The manufacture of biological drug products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up or out, validating the production process and assuring high reliability of the manufacturing processes (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including consistency, stability, purity and efficacy of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of our product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability, purity, and efficacy failures, deficiencies, or other issues relating to the manufacture of our product candidates will not occur in the future.

We may fail to manage the logistics of collecting and shipping patient material to the manufacturing site and shipping the product candidate back to the relevant parties. Logistical and shipment delays and problems caused by us, our vendors or other factors not in our control, such as weather, could prevent or delay the delivery of product candidates to patients. Additionally, we have to maintain a complex chain of identity and chain of custody with respect to patient material as it moves to the manufacturing facility, through the manufacturing processes and back to the patient. Failure to maintain chain of identity and chain of custody could result in patient death, loss of product or regulatory action.

Material modifications in the methods of product candidate manufacturing may result in additional costs or delay.

As product candidates progress from preclinical studies to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, materials and processes, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent purity, identity, potency, quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and could affect planned or other clinical trials conducted with product candidates produced using the modified manufacturing methods, materials, and processes. This could delay completion of clinical trials and could require non-clinical or clinical bridging studies, which could increase costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may in the future seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may in the future seek collaboration arrangements with other parties for the development or commercialization of our product candidates. The success of any collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with biopharmaceutical companies and other third parties often are terminated or are allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Any future collaborations we might enter into may pose a number of risks, including the following:

∎	Collaborators may not perform their obligations as expected;

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Collaborators may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

∎	Collaborators could fail to make timely regulatory submissions for a product candidate;

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Collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or us to regulatory enforcement actions;

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Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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Product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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A collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;

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Disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time consuming and expensive;

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Collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

∎	Collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability.

In addition, if we establish one or more collaborations, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus would also apply to the activities of any such future collaborators.

If any collaborations we might enter into in the future do not result in the successful development and commercialization of products or if one of our future collaborators subsequently terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such potential future collaboration. If we do not receive the funding we expect under the agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates and our platform.

Additionally, if any future collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any product candidate licensed to it by us. If one of our future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend upon, among other things, our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform and our business may be materially and adversely affected.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform and our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our platform, product candidates and research programs. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued that protect our product candidates or their intended uses or that effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects that we believe are of material import.

If we, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Composition of matter patents for biological and pharmaceutical products such as proprietary binding domains and CAR-based product candidates often provide a strong form of intellectual property protection for these types of products without regard to any method of use. We cannot be certain that the claims in our pending patent applications covering composition of matter of our product candidates will be considered patentable by the U.S. Patent and Trademark Office (USPTO), or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts or administrative tribunals in the United States or foreign countries.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and in recent years has been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in post-grant review procedures, derivations, reexaminations, or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

∎	The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance;

∎	Patent applications may not result in any patents being issued;

∎	Patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, narrowed, found to be unenforceable or otherwise may not provide any competitive advantage;

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Our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

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There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both in the United States and abroad for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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Countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and intellectual property and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We have pending U.S. and foreign patent applications in our portfolio; however, we cannot predict:

∎	If and when patents will issue based on our patent applications;

∎	The scope of protection of any patent issuing based on our patent applications;

∎	The degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

∎	Whether any of our intellectual property will provide any competitive advantage;

∎	Whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

∎	Whether we will need to initiate or defend litigation or administrative proceedings to enforce and/or defend our patent rights, which may be costly whether we win or lose; or

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Whether the patent applications that we own or may in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts or administrative tribunals in the United States or foreign countries.

The strength of patents in the biotechnology and cell therapy fields involve complex legal and scientific questions and can be uncertain. The patent applications that we own or may in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Various post grant review proceedings, such as inter partes review and post grant review, are available for any interested third party to challenge the patentability of claims issued in patents to us. While these post grant review proceedings have been used less frequently to invalidate biotech patents, they have been successful regarding other technologies, and these relatively new procedures are still changing, and those changes might affect future results.

In addition to the protection afforded by patents, we seek to rely on trade secret protection, confidentiality agreements, and other agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

∎	Pending patent applications that we own or may license may not lead to issued patents;

∎	Patents, should they issue, that we own or may license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;

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Others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that we own or may license, should any such patents issue;

∎	Third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

∎	We (or any licensors) might not have been the first to make the inventions covered by a pending patent application that we own or may license;

∎	We (or any licensors) might not have been the first to file patent applications covering a particular invention;

∎	Others may independently develop similar or alternative technologies without infringing our intellectual property rights;

∎	We may not be able to obtain necessary licenses on reasonable terms or at all;

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Third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

∎	We may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights, which will be costly whether we win or lose;

∎	We may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

∎	We may not develop or in-license additional proprietary technologies that are patentable; and

∎	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operation.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, reexamination, and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when one of our product candidates is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we do not believe that any claims that could otherwise materially adversely affect commercialization of our product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in a litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing processes of our product candidates, constructs or molecules used in or formed during the manufacturing processes, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Post-grant proceedings, including interference proceedings, provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patents or those of any licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with any licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business. Failure by us or any licensor to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, a patent’s life can be increased based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or a licensing partner initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter parties review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and any licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or may license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

Although we are not currently aware of any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We may receive confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. Although we try to ensure that our employees and consultants do not use intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, we could lose access or exclusive access to valuable intellectual property.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we may propose to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to Government Regulation

We may be unable to obtain regulatory approval for our product candidates. The denial or delay of any such approval would delay commercialization and have a material adverse effect on our potential to generate revenue, our business and our results of operations.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting, and export and import of drug products are subject to extensive regulation by the FDA, and by foreign health authorities in other countries. These regulations differ from country to country. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. To gain approval to market our product candidates, we must provide clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country. Our business depends upon obtaining these regulatory approvals. The FDA can delay, limit or deny approval of our product candidates for many reasons, including:

∎	Our inability to satisfactorily demonstrate that the product candidates have acceptable safety and efficacy profiles for the requested indication;

∎	The FDA’s disagreement with our trial designs or the interpretation of data from preclinical studies or clinical trials;

∎	The population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the full population for which we seek approval;

∎	Our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

∎	The FDA’s determination that additional preclinical or clinical trials are required;

∎	The FDA’s non-approval of the formulation, labeling or the specifications of our product candidates;

∎	The FDA’s failure to accept the manufacturing processes, drug product characteristics or facilities of third-party manufacturers with which we contract; or

∎	The potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA may grant approval contingent on the performance of costly additional post-approval clinical trials. The FDA may also approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. If FDA requires us to narrow our indications to smaller patient subsets, our market opportunities for our product candidates, if approved, and our ability to generate revenues may be materially limited. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions.

Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates would delay or prevent commercialization of our product candidates and would materially adversely impact our business, results of operations and prospects.

The FDA regulatory approval process is lengthy, time-consuming and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval of our product candidates or be unable to generate product revenue.

We have not previously submitted a BLA to the FDA or similar marketing applications to foreign health authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, purity and efficacy for each desired indication. The BLA must also include significant information regarding the manufacturing controls for the product. The novel nature of our product candidates may introduce uncertain, complex, expensive and lengthy challenges that could impact regulatory approval. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA or foreign health authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested.

We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:

∎	The availability of financial resources to commence and complete the planned trials;

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Reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	Obtaining approval at each clinical trial site by an IRB or ethics committee;

∎	Recruiting suitable patients to participate in a trial;

∎	Enrolling and retaining sufficient number of patients to complete a trial, including post-treatment follow-ups;

∎	Clinical trial sites deviating from trial protocol or dropping out of a trial;

∎	Adding new clinical trial sites; or

∎	Manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a subject by subject basis for use in clinical trials.

We could also experience delays in physicians enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments or other clinical trials. Furthermore, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or foreign health authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign health authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Securing regulatory approval also requires the submission of information about the manufacturing processes and inspection of manufacturing facilities by the relevant regulatory authority. The FDA or foreign health authorities may fail to approve our manufacturing processes or facilities, whether run by us or our CMOs. In addition, if we make manufacturing changes to our product candidates in the future, we may need to conduct additional preclinical and/or clinical studies to bridge our modified product candidates to earlier versions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

∎	The FDA or foreign health authorities may disagree with the design, implementation or data analyses of our clinical trials;

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The FDA or foreign health authorities may determine that our product candidate(s) do not have adequate risk-benefit ratio or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

∎	The population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

∎	The FDA or foreign health authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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The FDA or foreign health authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎	The approval policies or regulations of the FDA or foreign health authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety of the product candidate. The FDA may also require REMS as a condition of approving our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign health authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	Restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

∎	Fines, warning letters or holds on clinical trials;

∎	Refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

∎	Withdrawal of the drug from the market or voluntary or mandatory product recalls;

∎	Adverse publicity, fines, warning letters or holds on clinical trials;

∎	Product seizure or detention, or refusal to permit the import or export of our product candidates; and

∎	Injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The FDA strictly regulates manufacturers’ promotional claims of drug products. In particular, a drug product may not be promoted by manufacturers for uses that are not approved by the FDA, as reflected in the FDA-approved labeling, although healthcare professionals are permitted to use drug products for off-label uses. The FDA, the Department of Justice, the Inspector General of the Department of Health and Human Services, among other government agencies, actively enforce the laws and regulations prohibiting manufacturers’ promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including large civil and criminal fines, penalties, and enforcement actions. The FDA has also imposed consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed for companies that engaged in such prohibited activities. If we cannot successfully manage the promotion of our approved product candidates, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any product outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or fail to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, and may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the Affordable Care Act. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

∎	The demand for our product candidates, if we obtain regulatory approval;

∎	Our ability to set a price that we believe is fair for our products;

∎	Our ability to obtain coverage and reimbursement approval for a product;

∎	Our ability to generate revenue and achieve or maintain profitability;

∎	The level of taxes that we are required to pay; and

∎	The availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Risks Related to Commercialization of Our Product Candidates

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, existing cell therapies are currently offered only in tertiary academic hospitals that have intensive care units that can support the safety and toxicity issues associated with cell therapies. If we are unable to demonstrate sufficient safety to permit a broader use of our product candidates, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

∎	The clinical indications for which our product candidates are approved;

∎	The willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	Physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe, pure and effective treatment;

∎	The potential and perceived advantages of our product candidates over alternative treatments;

∎	Our ability to demonstrate the advantages of our product candidates over other conventional CAR-T therapies;

∎

The perceived prevalence and severity of any side effects for our product candidates compared to the prevalence and severity of any side effects for conventional CAR-T products and other cell therapies;

∎	Product labeling, limitations, warnings or product insert requirements of the FDA or foreign health authorities;

∎	The timing of market introduction of our product candidates as well as competitive products;

∎	The cost of treatment in relation to alternative treatments;

∎	The availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

∎	The willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

∎	Relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

∎	The effectiveness of our sales and marketing efforts.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

We may face difficulties from changes to current regulations and future legislation. Current and future legislation may increase the difficulty and cost for us to commercialize our drugs, if approved, and affect the prices we may obtain, including changes in coverage and reimbursement policies in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. In both domestic and foreign markets, successful sales of our product candidates, if approved, will depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent novel approaches to the treatment of cancer and autoimmune diseases, we cannot accurately estimate the potential revenue from our product candidates.

Patients who receive medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

∎	A covered benefit under its health plan;

∎	Medically necessary and has acceptable risk-benefit ratio;

∎	Appropriate for the specific patient;

∎	Cost-effective; and

∎	Neither experimental nor investigational.

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Due to the high costs associated with cell therapies, patients are unlikely to use our product candidates unless coverage is provided or reimbursement is adequate to cover a significant portion of the cost of our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

The Affordable Care Act (ACA) made extensive changes to the delivery of health care in the United States. We expect that the rebates, discounts, taxes and other costs resulting from the Affordable Care Act over time will have a negative effect on our expenses and profitability in the future. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. For example, the ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by increasing the minimum basic Medicaid rebate on most branded prescription drugs. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program.

Since the enactment of the ACA, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect that there will be additional challenges and amendments to the ACA in the future. President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Congress has also considered legislation that would repeal or repeal and replace all or part of the ACA. For example, the TCJA repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who failed to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax.

In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018 the same judge issued an order staying the judgment pending appeal. The Trump administration recently represented to the Court of Appeals considering this judgment that it does not oppose the lower court’s ruling. On July 10, 2019, the Court of Appeals for the Fifth Circuit heard oral argument in this case On December 18, 2019, that court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. On January 21, 2020, the U.S. Supreme Court declined to review this decision on an expedited basis. On March 3, 2020, however, that Court did agree to hear this case. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the ATRA), which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The CARES Act temporarily suspends the Medicare sequestration beginning on May 1, 2020, through December 31, 2020, which will increase payments to hospitals and other providers during the COVID-19 outbreak. Legislators, regulators and third-party payers may continue to put forth proposals to reduce costs while expanding individual healthcare benefits, including proposals that impose additional limitations on the rates we will be able to charge for our product candidates, if approved, or the amount of reimbursement available for such approved products from governmental agencies or third-party payers. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of prescription drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. In addition, on December 23, 2019, the Trump administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. These measures could reduce the demand for our products, once approved, or impose additional pricing pressures on how much we can charge for our products if approved.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We may have little or no control over the marketing and sales efforts of third parties conducting such activities on our behalf and our revenue from product sales may be lower than if we had commercialized our product candidates in-house. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or abroad.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

We may be subject to or affected by data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including federal and state health information privacy laws, state data breach notification laws, and federal and state consumer protection laws, such as Section 5 of the Federal Trade Commission Act, govern the collection, use, disclosure and protection of health information and other personal information could apply to our operations. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH, and its implementing rules and regulations. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the California Consumer Privacy Act (CCPA) took effect on January 1, 2020 and is expected to become enforceable no later than July 1, 2020. The CCPA creates new individual privacy rights for California consumers (as the word is broadly defined in the law) and places increased privacy and security obligations on many organizations that handle personal information of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers a new right to opt-out of certain sales or transfers of personal information, and provide consumers with a new cause of action for certain data breaches. The CCPA may impact our business activities and increase our compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states.

Compliance with data protection laws and regulations could require us to take on more onerous obligations in our contracts, increase our costs of legal compliance, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with data protection laws and regulations could result in government investigations and/or enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

A variety of risks associated with seeking regulatory approval for and marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

∎	Differing regulatory requirements in foreign countries;

∎	Unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

∎	Economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	Compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	Foreign taxes, including withholding of payroll taxes;

∎	Foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

∎	Difficulties staffing and managing foreign operations;

∎	Workforce uncertainty in countries where labor unrest is more common than in the United States;

∎	Potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

∎

Challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

∎	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	Business interruptions resulting from geo-political actions, including war, global pandemics and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult, and to date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the United Kingdom will not accept high regulatory alignment with the European Union.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels and the ability to hire and retain key personnel. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC) and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as recent furloughs or government shutdowns, may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Our business activities may be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations, all of which can subject us to criminal liability and other serious consequences for violations.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (the FCPA), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. These laws generally prohibit companies and their employees and third party business partners, representatives and agents from engaging in corruption and bribery, including offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with government officials, including potentially officials of non-U.S. governments.

Additionally, in many countries, healthcare providers are employed by the government, and the purchasers of biopharmaceuticals are government entities. As a result, our dealings with these providers and purchasers are subject to regulation and such healthcare providers and employees of such purchasers may be considered “foreign officials” as defined in the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. In addition to our own employees, we may in the future leverage third parties to conduct our business abroad, such as obtaining government licenses and approvals. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, our third-party business partners, representatives and agents, even if we do not explicitly authorize such activities. There is no certainty that our employees or the employees of our third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition and stock price.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges.

Risks Related to this Offering and Ownership of our Common Stock

We do not know whether an active, liquid, and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there was no public trading market for shares of our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which our common stock will trade after this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price, at the time you wish to sell them or at a price that you consider reasonable, or at all. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of our common stock as consideration.

The price of shares of our common stock may be volatile and may be adversely impacted by future events, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, many of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

∎	Our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

∎	The commencement, enrollment, or results of the clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

∎	Results from ongoing clinical trials and future clinical trials of our competitors;

∎

Any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

∎	Our failure to achieve product development goals in the timeframes we announce;

∎	Adverse results or delays in clinical trials;

∎	Adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

∎	Changes in laws or regulations applicable to our product candidates, including, but not limited to, clinical trial requirements for approvals;

∎	Adverse developments concerning our manufacturers;

∎	Our inability to obtain adequate product supply for any product candidate or approved product or inability to do so at acceptable prices;

∎	Our inability to establish collaborations if needed;

∎	Our failure to commercialize our product candidates;

∎	Unanticipated serious safety concerns related to the use of our product candidates;

∎	Introduction of new products or other therapies offered by us or our competitors;

∎	Announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

∎	Additions or departures of key scientific or management personnel;

∎	Our ability to effectively manage our growth;

∎	The size and growth of our initial cancer target markets;

∎	Our ability to successfully treat additional types of cancers or at different stages;

∎	Actual or anticipated variations in quarterly operating results;

∎	Our cash position;

∎	Our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

∎	Publication of research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

∎	Changes in the market valuations of similar companies;

∎	Our operating performance and the performance of other similar companies;

∎	Overall performance of the equity markets;

∎	The expiration of market stand-off or contractual lock-up agreements;

∎	Sales of our common stock by us or our stockholders in the future;

∎	Trading volume of our common stock;

∎	Changes in accounting practices;

∎	Ineffectiveness of our internal controls;

∎	Disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

∎	Significant lawsuits, including patent or stockholder litigation;

∎	General political and economic conditions, including the impact of the COVID-19 global pandemic; and

∎	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no, or very few, securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned approximately 92.9% of our voting stock as of December 31, 2019, and, assuming the sale by us of              shares of common stock in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that same group will hold approximately             % of our outstanding voting stock immediately after this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interests as one of our stockholders. Further, the significant concentration of stock ownership may adversely affect the market price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price will be substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on the assumed initial public offering price of $             per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately             % of the total amount invested by stockholders since our inception, but will own only approximately             % of the total number of shares of our common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent that outstanding stock options are exercised, we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock in each case at per share prices below the price to the public in this offering, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (JOBS Act) enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which requires, among other things, that the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance, or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to new compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. Compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. We cannot assure you that we will satisfy our obligations as a public company on a timely basis.

In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market (Nasdaq) to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and regulations implemented by the SEC and Nasdaq may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods pertaining to this offering end. Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on the number of shares of common stock outstanding as of December 31, 2019, upon the closing of this offering, we will have outstanding a total of              shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. The underwriters, however, may, in their discretion, permit our officers, directors, and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, upon completion of this offering, approximately              shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up and stand-off agreements described above and applicable securities laws. We plan to register under the Securities Act of 1933, as amended (the Securities Act), all              shares of our common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up and stand-off agreements described above.

After this offering, the holders of up to 57,239,566 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, which include conducting clinical trials, pursuing commercialization efforts, expanding research and development activities, and operating as a public company. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common stock, including shares of common stock sold in this offering. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our drug candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Pursuant to the 2020 Plan, which will become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, our management is authorized to grant stock options to our employees, directors, and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2020 Plan will be              shares, plus (i) the shares of common stock remaining available for issuance under our 2017 Plan and (ii) shares subject to awards granted under our 2017 Plan that, after the date of stockholder approval of the 2020 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2020 Plan pursuant to (i) and (ii) is              shares). The number of shares of our common stock reserved for issuance under the 2020 Plan shall be cumulatively increased on the first day of each fiscal year, beginning with our 2021 fiscal year and ending on our              fiscal year equal to the least of              shares,             % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, and a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Further, we expect to adopt our 2020 ESPP, which will become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, and pursuant to which our management is authorized to grant rights to our employees to purchase shares of our common stock.

Initially, the aggregate number of shares of our common stock available for sale under our 2020 ESPP will be              shares. The number of shares of our common stock available for sale under our 2020 ESPP shall be cumulatively increased on the first day of each fiscal year, beginning with our 2021 fiscal year and ending on our              fiscal year equal to the lesser of              shares,            % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or in ways that increase the value of our share price.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the development of our product candidates ACLX-001, ACLX-002 and ACLX-003 and for other research and development activities, working capital and other general corporate purposes. However, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering and our existing cash, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, the product approval process with the FDA, and the scope of our commercialization efforts, as well as any strategic collaborations that we may enter into with third parties for our product candidates, any unforeseen cash needs, and our investments and acquisitions. The failure by our management to apply these funds effectively could harm our business, result in financial losses that could cause the price of our common stock to decline and delay the development of our product candidates.

Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock, so any returns will be limited to the capital appreciation of our stock.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

Certain provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could discourage, delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

∎

A board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

∎

The exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, disqualification or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

∎	A prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at an annual or special meeting of our stockholders;

∎

A requirement that special meetings of stockholders be called only by the chairperson of our board of directors, our Chief Executive Officer, our President, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

∎

Advance notice requirements for stockholder proposals and nominations for election to our board of directors, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us;

∎

A requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than a majority of the shares present in person or by proxy at the meeting and entitled to vote, which could delay the ability of stockholders to change the membership of our board of directors;

∎

A requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt; and

∎

The authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock and could be used to significantly dilute the ownership of a hostile acquirer.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware) and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware) is the exclusive forum for:

∎	Any derivative action or proceeding brought on our behalf;

∎	Any action asserting a claim of breach of fiduciary duty

∎	Any action asserting a claim against us arising under the Delaware General Corporation Law (DGCL), our amended and restated certificate of incorporation or our amended and restated bylaws; and

∎	Any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision shall not apply to any claim brought to enforce a duty or liability created by the Exchange Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results, or financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans for our product candidates, planned preclinical studies and clinical trials, results of clinical trials, future research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

∎	The impact of the ongoing COVID-19 pandemic or other related disruptions on our business;

∎	The ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other favorable results;

∎	Our plans relating to the clinical development of our product candidates, including the disease areas to be evaluated;

∎	The timing and focus of our clinical trials, and the reporting of data from those trials;

∎	Our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

∎	The expected benefits of potential strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

∎	The size of the market opportunity for our product candidates and our ability to maximize those opportunities;

∎	The success of competing therapies that are or may become available;

∎	Our estimates of the number of patients who suffer from the diseases we are targeting and the number of participants that will enroll in our clinical trials;

∎	The beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

∎	The timing or likelihood of regulatory filings and approvals, including our expectation to seek special designations, such as orphan drug designation, for our product candidates for various diseases;

∎	Our ability to obtain and maintain regulatory approval of our product candidates;

∎	The pricing and reimbursement of our product candidates, if approved;

∎	Our plans relating to the further development and manufacturing of our product candidates, including for additional indications that we may pursue;

∎	Existing regulations and regulatory developments in the United States and other jurisdictions;

∎	Our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

∎	Our reliance on third parties to conduct clinical trials of our product candidates and manufacture of our product candidates for preclinical studies and clinical trials;

∎	The need to hire additional personnel and our ability to attract and retain such personnel;

∎	The accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

∎	Our financial performance;

∎	The sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;

∎	Our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

∎	Our anticipated use of our existing resources and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

∎	Approximately $ million to fund the development of our product candidates ACLX-001, ACLX-002 and ACLX-003; and

∎	The remaining proceeds, if any, for other research and development opportunities, working capital and general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.

Although we believe that our available cash and cash equivalents, will be sufficient to fund our planned operations for at least twelve months following the date of this offering without the proceeds from this offering, this belief is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019, as follows:

∎	On an actual basis;

∎

On a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of December 31, 2019 into an aggregate of 57,239,566 shares of common stock upon the closing of this offering and the filing and effectiveness of our amended and restated certificate of incorporation; and

∎

On a pro forma as adjusted basis to further reflect our issuance and sale of         shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes (including Note 9 as it relates to the calculation of our outstanding shares of common stock) appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF DECEMBER 31, 2019
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(in thousands, except per share data)
		(unaudited)
Cash and cash equivalents	$34,578	$	$

Redeemable convertible preferred stock, $0.001 par value per share; 79,197,850 shares authorized, 57,239,566 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	$71,460	$	$
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value per share; 98,973,453 shares authorized, 1,407,800 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma (unaudited); shares authorized, shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	307
Accumulated deficit	(33,047)

Total stockholders’ (deficit) equity	(32,738)

Total capitalization	$43,588	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on the 59,045,090 shares of our common stock outstanding as of December 31, 2019 (including an aggregate of 57,239,566 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of December 31, 2019), and excludes the following:

∎	5,163,043 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, at a weighted-average exercise price of $0.15 per share;

∎	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after December 31, 2019, at a weighted-average exercise price of $ per share;

∎	shares of common stock reserved for future issuance under our 2017 Plan, as amended, which shares will be added to the shares to be reserved under our 2020 Plan upon its effectiveness;

∎

            shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

∎

            shares of common stock reserved for issuance under our 2020 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2019 was approximately $        million, or $         per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2019.

Our pro forma net tangible book value (deficit) as of December 31, 2019 was approximately $        million, or $    per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 57,239,566 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2019, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 57,239,566 shares of our common stock upon the closing of this offering.

After giving further effect to our sale of        shares of common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been approximately $     million, or $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $    to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $    to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2019	$
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2019

Pro forma net tangible book value (deficit) per share as of December 31, 2019
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $    per share and the dilution to new investors purchasing common stock in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by $        and decrease the dilution per share to new investors participating in this

offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase             additional shares of common stock in this offering in full at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $    per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2019, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED			TOTAL CONSIDERATION			WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase             additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to approximately    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to approximately    % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by approximately $    million, assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on the 59,045,090 shares of our common stock outstanding as of December 31, 2019 (including an aggregate of 57,239,566 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of December 31, 2019), and excludes the following:

∎	5,163,043 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of December 31, 2019, at a weighted-average exercise price of $0.15 per share;

∎	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after December 31, 2019, at a weighted-average exercise price of $ per share;

∎	shares of common stock reserved for future issuance under our 2017 Plan, as amended, which shares will be added to the shares to be reserved under our 2020 Plan upon its effectiveness;

∎

            shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

∎

            shares of common stock reserved for issuance under our 2020 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, in each case at per share prices below the price to the public in this offering, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected statements of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019, from our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,
	2018	2019
(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$6,112		$15,766
General and administrative	2,197		2,208

Total operating expenses	8,309		17,974

Loss from operations	(8,309)		(17,974)

Other income:
Other income, net	1		2

Net loss and comprehensive loss	(8,308)		(17,972)

Net loss per share attributable to common stockholders—basic and diluted	$(9.12)		$(15.39)

Weighted-average common shares outstanding—basic and diluted	911,372		1,167,897

Pro forma net loss per share, basic and diluted (unaudited)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)

	AS OF DECEMBER 31,
	2018	2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,530	$34,578
Total assets	15,812	43,588
Total liabilities	1,853	4,866
Redeemable convertible preferred stock	28,894	71,460
Accumulated deficit	(15,075)	(33,047)
Total stockholders’ deficit	(14,935)	(32,738)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For convenience of presentation some of the numbers have been rounded in the text below.

Overview

We are a clinical-stage biopharmaceutical company developing novel, adaptive and controllable cell therapies for the treatment of patients with cancer and autoimmune diseases. Our ARC-sparX platform is designed to separate the antigen-recognition and killing functions of conventional CAR-T therapy. Each product candidate derived from our platform is comprised of two key components: (i) sparX proteins that bind specific antigens on diseased cells and flag those cells for destruction and (ii) universal ARC-T cells that bind sparX proteins and kill the flagged cells. Our goal is to treat patients with a single infusion of ARC-T cells in the outpatient setting followed by periodic subcutaneous self-administration of one or more sparX protein(s) by the patient at home. The treating physician can adjust sparX protein dose throughout the course of treatment to control T-cell activity with the objective of limiting toxicity, as needed. Additionally, the physician can redirect T-cell activity to different disease antigens by switching to alternate sparX protein(s) that bind different antigen(s) to potentially address relapsed and refractory disease. As a result, we believe our approach can overcome existing cell therapy limitations and increase patient access to, broaden patient eligibility for, and permit earlier use of, cell therapies. Our ongoing Phase 1 clinical trial of CART-ddBCMA for the treatment of MM is designed to validate the functional properties of our novel binding domains, which are proprietary alternatives to the antibody fragments used in conventional CAR-T cells. Our proprietary binding domains are foundational to our platform and have the potential to enable accelerated clinical development across our disease franchises including MM, AML/MDS, solid tumors and autoimmune diseases, with each franchise including several sparX proteins that target different disease-associated antigens. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. In addition, we expect to file an IND in the second half of 2020 to test ACLX-001, the first product candidate based on our ARC-sparX platform, as a treatment for relapsed or refractory MM. We also expect to file an IND in the first half of 2021 for ACLX-002, the first product candidate in our AML/MDS franchise, as a treatment for relapsed or refractory AML and high-risk MDS.

Since our formation, we have devoted substantially all of our resources to discovering and developing our product candidates. We have incurred significant operating losses to date. Our net losses were $8.3 million and $18.0 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $33.0 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities. We expect our operating expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

∎	Advance product candidates through preclinical studies;

∎	Initiate and conduct clinical trials for our product candidates;

∎	Continue to develop our ARC-sparX platform by expanding the use of our proprietary binding domains and pursuing further improvements to components of the platform, such as our TAG protein;

∎	Expand our pipeline of product candidates, including through our own product discovery and development efforts or through acquisition or in-licensing;

∎	Continue to develop our proprietary binding domains to extend their use;

∎	Attract, hire and retain additional clinical, scientific, manufacturing, management and administrative personnel;

∎

Add operational, financial, and management information systems and personnel, including personnel to support our product development, as well as to support our transition to a public reporting company;

∎	Require increased manufacturing capabilities with third parties for our preclinical studies and clinical trials;

∎	Pursue regulatory approval of product candidates that successfully complete clinical trials;

∎	Establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval; and

∎	Obtain, maintain, expand and protect our intellectual property portfolio.

As a result, we will require substantial additional funding to develop our product candidates and our platform and to support our continuing operations. Our ability to generate product revenue will depend on the successful development, regulatory approval, and eventual commercialization of one or more of our product candidates. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, and could force us to delay, reduce or eliminate our product development or future commercialization efforts. We may also be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

To date, we have not had any products approved for sale and have not generated any revenue from product sales nor been profitable. Since our formation in December 2014 through December 31, 2019, we have funded our operations primarily with an aggregate of $71.6 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. As of December 31, 2019, we had cash and cash equivalents of $34.6 million. Based on our current operating plan, we believe that our existing cash and cash equivalents will be sufficient to fund our planned operations for at least the next twelve months without the proceeds from this offering.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales and do not expect to do so in the near future. In the future, we may generate, revenue from payments received under collaboration agreements, which could include payments of upfront fees, license fees, milestone-based payments, and reimbursements for research and development efforts.

Operating Expenses

Research and Development Expenses

Research and development expenses account for a significant portion of our operating expenses and consist primarily of external and internal costs incurred in connection with the discovery and development of our product candidates and development of our ARC-sparX platform.

External expenses include:

∎	Payments to third parties in connection with the clinical development of our product candidates, including CROs and consultants;

∎	The cost of manufacturing products for use in our preclinical studies and clinical trials, including payments to CMOs and consultants;

∎

Payments to third parties in connection with the preclinical development of our product candidates, including outsourced professional scientific development services, consulting research fees and for sponsored research arrangements with third parties;

∎	Laboratory supplies; and

∎	Allocated facilities, depreciation, and other expenses, which include direct or allocated expenses for IT, rent and maintenance of facilities.

Internal expenses include employee-related costs, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions.

We expense research and development costs in the periods in which they are incurred. We track external costs on a program-by-program basis beginning with lead candidate selection. External costs that are not allocated to a program are classified as preclinical and discovery costs. We do not track internal costs by program because these costs are deployed across multiple programs, and as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially in the foreseeable future as we advance our product candidates through preclinical studies and clinical trials; continue to discover and develop additional product candidates and expand our pipeline; continue to develop our ARC-sparX platform; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel.

The successful development of our product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. To the extent our product candidates continue to advance into clinical trials, as well as advance into larger and later-stage clinical trials, our expenses will increase substantially and may become more variable. We are also unable to predict when, if ever, we will generate revenue from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion, including:

∎	Successful completion of preclinical studies;

∎	Submission of INDs or other regulatory applications for our planned clinical trials or future clinical trials and authorizations from regulators to initiate clinical studies;

∎	Successful enrollment in, and completion of, clinical trials;

∎	Achieving favorable results from clinical trials;

∎	Receipt of marketing approvals from applicable regulatory authorities;

∎	Establishing manufacturing capabilities or arrangements for clinical supply;

∎	Sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

∎	Effectively competing with other therapies; and

∎	Obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates.

Any changes in the outcome of any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates and our ability to generate significant revenues from product sales.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include allocated facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase as we increase our headcount to support the growth of the company. We further expect that our general and administrative expenses will increase substantially following the completion of this offering, as we will incur substantially higher expenses relating to accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations as a result of being a public company.

Other Income, Net

Other income, net consists primarily of interest earned on our cash, restricted cash and cash equivalents. As a condition of our lease agreement, we are required to maintain cash collateral on deposit in a segregated money market bank account equal to the required security deposit amount of $111 thousand. The bank may restrict withdrawals or transfers by or on our behalf, but we are entitled to retain any and all interest earned on this account.

Our interest income has not been significant to date due to low interest earned on invested balances.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	YEARS ENDED DECEMBER 31,
(in thousands)	2018	2019	CHANGE
Operating expenses:
Research and development	$6,112	$15,766	$9,654
General and administrative	2,197	2,208	11

Total Operating Expenses	(8,309)	(17,974)	(9,665)

Loss from operations	(8,309)	(17,974)	(9,665)

Other Income:
Other income, net	1	2	1

Net loss	$(8,308)	$(17,972)	$(9,664)

Research and Development Expenses

Research and development expenses were $15.8 million for the year ended December 31, 2019 compared to $6.1 million for the year ended December 31, 2018, an increase of $9.7 million. This increase was driven primarily by $8.9 million of higher external costs driven by the commencement of our CART-ddBCMA clinical trial and preclinical development of our other product candidates as well as $0.8 million of higher personnel costs related to the addition of clinical development and regulatory employees.

The break-down of our external and internal R&D costs is as follows:

	YEARS ENDED DECEMBER 31,
(in thousands)	2018	2019	CHANGE
External costs
CART-ddBCMA	$199	$2,487	$2,288
Preclinical and discovery costs	3,236	9,857	6,621

Total external costs	3,435	12,344	8,909
Internal costs	2,677	3,422	745

Total research and development expenses	$6,112	$15,766	$9,654

General and Administrative Expenses

General and administrative expenses remained consistent at $2.2 million for the year ended December 31, 2019 and for the year ended December 31, 2018.

Other Income, Net

Other income, net was $2 thousand for the year ended December 31, 2019 compared to $1 thousand for the year ended December 31, 2018, an increase of $1 thousand. This increase was primarily attributable to change in interest income from our money market account.

Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $34.6 million. Since inception, we have incurred net losses and negative cash flows from operations. For the years ended December 31, 2018 and 2019, we had net losses of $8.3 million and $18.0 million, respectively, and we expect to incur substantial additional losses in future periods. As of December 31, 2019, we had an accumulated deficit of $33.0 million.

We have historically financed our operations primarily through the sale of redeemable convertible preferred stock. Through December 31, 2019, we have financed our operations with an aggregate of $71.6 million in gross cash proceeds from the sale of redeemable convertible preferred stock and convertible promissory notes. We believe that our existing cash and cash equivalents will be sufficient to fund our planned operations for at least the next twelve months without the proceeds from this offering.

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of, and commercialize any of, our product candidates or enter into collaborative agreements with third parties, and we do not know when, or if, either will occur. We expect to continue to incur significant losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We will continue to require additional capital to develop our product candidates and to fund operations for the foreseeable future. We may seek to raise capital through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. We anticipate that we will need to raise substantial additional capital, for which the requirements will depend on many factors, including:

∎

The scope, progress, timing, results and costs of developing and manufacturing our product candidates and conducting preclinical studies and clinical trials and other testing of our product candidates;

∎

Our ability to continue our business operations and product candidate research and development, and to adapt to any changes in the regulatory approval process, manufacturing supply, or clinical trial requirements and timing due to the ongoing COVID-19 pandemic and otherwise, including our ability to comply with new regulatory guidance or requirements on conducting clinical trials during the COVID-19 pandemic;

∎	The costs, timing and outcome of regulatory review of any of our product candidates;

∎

The costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

∎

Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

∎	The costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

∎

The extent to which our product candidates, if approved, can be offered by prescribers in various clinical settings, including academic hospitals and community practices, the acceptance of our products, if and when approved, by patients, the medical community and third-party payors, and the revenue received from commercial sale of any products for which we receive marketing approval;

∎	The effect of competing technologies and market developments; and

∎	The extent to which we acquire or invest in other businesses, products and technologies and any other licensing or collaboration arrangements for any of our product candidates.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Adequate funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials or we may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves. If we are required to enter into collaborations and other arrangements to supplement our funds, we may have to give up certain rights that limit our ability to develop and commercialize our product candidates or we may have to accept other terms that are not favorable to us or our stockholders, which could materially affect our business and financial condition.

See the section of this prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Cash Flows

The following table sets forth a summary of the primary sources and uses of cash for each of the periods presented below:

	YEARS ENDED DECEMBER 31,
(in thousands)	2018	2019
Net cash used in operating activities	$(6,861)	$(18,772)
Net cash used in investing activities	(479)	(3,832)
Net cash provided by financing activities	12,479	42,652

Net increase in cash, cash equivalents and restricted cash	$5,139	$20,048

Operating Activities

Net cash used in operating activities during the year ended December 31, 2018 of $6.9 million was primarily attributable to our net loss of $8.3 million partially offset by non-cash charges for depreciation and stock-based compensation of $0.2 million and net changes in operating assets and liabilities of $1.3 million.

Net cash used in operating activities during the year ended December 31, 2019 of $18.8 million was primarily attributable to our net loss of $18.0 million and net changes in operating assets and liabilities of $1.3 million, partially offset by non-cash charges for depreciation and stock-based compensation of $0.5 million.

Investing Activities

Net cash used in investing activities of $0.5 million and $3.8 million during the years ended December 31, 2018 and 2019, respectively, was attributable to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $12.5 million during the year ended December 31, 2018 primarily consisted of proceeds of $12.5 million from the sale of shares of Series A redeemable convertible preferred stock, net of transaction costs.

Net cash provided by financing activities of $42.7 million during the year ended December 31, 2019 primarily consisted of proceeds of $42.6 million from the sale of shares of Series B redeemable convertible preferred stock, net of transaction costs, and proceeds of $0.1 million from the issuance of restricted stock purchase awards upon the early exercise of stock options.

Contractual Obligations

The following table summarizes our non-cancelable contractual obligations as of December 31, 2019:

(in thousands):	PAYMENT DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligations(1)	$5,008	353	937	985	2,733

(1)	Payments due for our lease of office, laboratory and manufacturing space in Gaithersburg, Maryland.

We lease certain office and lab space in Gaithersburg, Maryland under a non-cancelable operating lease that has a term that expires in 2030 unless renewed. Rent expense is recorded on a straight-line basis over the terms of the respective leases.

In addition, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. We have entered into agreements with certain vendors for the provision of goods and services, which include manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and development expenses, including clinical trial expenses

Research and development costs are charged to expense as incurred. Research and development costs consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, and overhead and facility-related costs. We account for non-refundable advance payments for goods or services that will be used in future research and development activities as expenses when the related goods have been received or when the service has been performed rather than when the payment is made.

Expenses related to clinical trials are accrued based on estimates and/or representations from service providers regarding work performed, including actual level of patient enrollment, completion of patient studies and progress of the clinical trials. Other incidental costs related to patient enrollment or treatment are accrued when reasonably certain. If the amounts that we are obligated to pay under clinical trial agreements are modified (for instance, as a result of changes in the clinical trial protocol or scope of work to be performed), the accruals are adjusted accordingly. Revisions to contractual payment obligations are charged to expense in the period in which the facts that give rise to the revision become reasonably certain.

Stock-based compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees, and directors, including grants of incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, and directors of the company, to be recognized as expense in the statement of operations and comprehensive loss based on their grant date fair values ratably over the requisite service period. Our policy is to account for forfeitures as they occur.

We estimate the fair value of options granted using the Black-Scholes-Merton option pricing (Black-Scholes) model for stock option grants to both employees and non-employees and the fair value of common stock to determine the fair value of restricted stock. We will reconsider the use of the Black-Scholes model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions. Our methodology for developing the assumptions used in the valuation model are as follows:

Fair Value of Common Stock—See the subsection titled “—Determination of the fair value of our common stock” below.

Expected Dividend Yield—We have never declared or paid dividends and have no plans to do so in the foreseeable future.

Expected Volatility—Due to the lack of a public market for our common stock and lack of company-specific historical and implied volatility data, we have based our computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to us (e.g., public entities of similar size, complexity, stage of development and industry focus). The historical volatility is calculated based on a period of time commensurate with expected term assumption.

Risk-Free Interest Rate—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options.

Expected Term—We use the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Stock-based compensation expense was $66 thousand and $136 thousand during the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had $471 thousand of total unrecognized stock-based compensation costs, which we expect to recognize over a weighted-average period of 3 years.

The intrinsic value of all outstanding options as of December 31, 2019 was approximately $        , based on the assumed initial public offering price of $         per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, of which $        was related to vested options and $        was related to unvested options.

Determination of the fair value of our common stock

Given the lack of an active public market for our common stock, we have from time to time engaged an independent valuation firm to assist us in determining the fair value of the common stock. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, we believe that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In determining the fair value of our common stock, we use methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ (AICPA) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, we considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) our achievement of clinical and operational milestones; (2) the significant risks associated with our stage of development; (3) capital market conditions for life science companies, particularly similarly situated, privately held, early-stage life science companies; (4) our available cash, financial condition, and results of operations; (5) the most recent sales of our redeemable convertible preferred stock; and (6) the preferential rights of the outstanding preferred stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our board of directors considered the following methods:

∎

Probability-weighted expected return method. The PWERM is a scenario-based analysis that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for the common stock.

∎

Option pricing method. Under the OPM, shares are valued by creating a series of call options, representing the present value of the expected future returns to the stockholders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

∎	Hybrid return method. The hybrid return method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations during 2018 and 2019.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of grant.

JOBS Act

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time that those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unless we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act, we will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

Recent Accounting Pronouncements

A description of recently issued and recently adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of December 31, 2019, we held cash and cash equivalents of $34.6 million and restricted cash of $111 thousand. We generally hold our cash in a checking account and restricted cash in interest-bearing money market accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and restricted cash.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing novel, adaptive and controllable cell therapies for the treatment of patients with cancer and autoimmune diseases. Our ARC-sparX platform is designed to separate the antigen-recognition and killing functions of conventional CAR-T therapy. Each product candidate derived from our platform is comprised of two key components: (i) sparX proteins that bind specific antigens on diseased cells and flag those cells for destruction and (ii) universal ARC-T cells that bind sparX proteins and kill the flagged cells. Our goal is to treat patients with a single infusion of ARC-T cells in the outpatient setting followed by periodic subcutaneous self-administration of one or more sparX protein(s) by the patient at home. The treating physician can adjust sparX protein dose throughout the course of treatment to control T-cell activity with the objective of limiting toxicity, as needed. Additionally, the physician can redirect T-cell activity to different disease antigens by switching to alternate sparX protein(s) that bind different antigen(s) to potentially address relapsed and refractory disease. As a result, we believe our approach can overcome existing cell therapy limitations and increase patient access to, broaden patient eligibility for, and permit earlier use of, cell therapies. Our ongoing Phase 1 clinical trial of CART-ddBCMA for the treatment of MM is designed to validate the functional properties of our novel binding domains, which are proprietary alternatives to the antibody fragments used in conventional CAR-T cells. Our proprietary binding domains are foundational to our platform and have the potential to enable accelerated clinical development across our disease franchises including MM, AML/MDS, solid tumors and autoimmune diseases, with each franchise including several sparX proteins that target different disease-associated antigens. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. In addition, we expect to file an IND in the second half of 2020 to test ACLX-001, the first product candidate based on our ARC-sparX platform, as a treatment for relapsed or refractory MM. We also expect to file an IND in the first half of 2021 for ACLX-002, the first product candidate in our AML/MDS franchise, as a treatment for relapsed or refractory AML and high-risk MDS.

Our Platform

The figure below compares conventional CAR-T therapy with our ARC-sparX platform therapies.

Our ARC-T cells are designed to remain in an inactive state, or silenced, and activate only when combined with a sparX protein that is bound to an antigen on a cell. We believe that controlling ARC-T activation with sparX protein effectively separates the antigen-recognition and killing functions and thus addresses many limitations of conventional CAR-T and other genetically modified cell therapies. By separating these functions, our approach renders the killing function of the ARC-T cell dependent on the antigen specificity and dose of the sparX protein rather than solely on uncontrollable CAR-T proliferation as is the case with conventional CAR-T therapy. Moreover, in designing the ARC-T cells and each sparX protein, we also remove potentially immunogenic sequences from their binding domains, which we refer to as “deimmunization.” We believe that our ARC-sparX platform can provide several key benefits compared to other genetically modified cell therapies including:

∎

Limiting Severe T Cell-Associated Toxicity through Dose Regulation of sparX Protein. ARC-T killing activity can be curbed by controlling sparX protein dose and schedule of administration. This mechanism can enable better management of toxicities such as CRS and neurotoxicity before they escalate to unsafe levels, which should lead to an improved safety profile.

∎

Increased Adaptability of Treatment Regimen. Following an initial infusion of ARC-T cells, treating physicians can administer one or more sparX proteins targeting different disease-associated antigens to address the inherent heterogeneity of diseased cells, as well as antigen downregulation and loss, and thereby potentially address relapsed and refractory disease.

∎

Targeted Killing of Diseased Cells. sparX proteins can be engineered to recognize and direct the killing of diseased cells, but spare nearby healthy cells, by distinguishing diseased cells that express two different disease-associated antigens from healthy cells that may express one or the other antigen but not both.

∎

Enhanced Persistence of ARC-T Cells. Intermittent sparX protein dosing can allow ARC-T cells to rest after activation to avoid exhaustion and thus enhance ARC-T cell differentiation into memory cells that confer long-lived T-cell immunity. ARC-T cells are also designed to minimize the risk of rejection by the patient’s immune system, thereby enhancing persistence of the ARC-T cells.

∎

Efficient and Streamlined Manufacturing Across All Programs. ARC-T cells can be manufactured using the same viral vector with similar cell processing for every patient across all programs on our platform. Additionally, our ARC construct can be inserted into both autologous or allogeneic cell types. Moreover, sparX proteins are manufactured using a cost-effective microbial-based expression system, and the purification process for each sparX protein is substantially similar regardless of specificity.

∎

Expanded Access to Treatment. These foregoing key benefits, including the ability to limit toxicities and the potential to address relapsed and refractory disease, can enable more physicians across academic and community practices to provide cell therapy in the outpatient setting, facilitate entry into earlier lines of therapy, and permit more patients to be eligible for treatment.

We believe our approach enables us to engineer several immune cell types and to pursue development of a robust pipeline of product candidates. We are initially focused on engineering T cells to create ARC-T cells that function in concert with sparX proteins across several disease franchises, including hematological malignancies, solid tumors and autoimmune diseases. In the future, we also intend to pursue a variety of other treatments based on our novel binding domains and ARC construct, including cell therapies based on allogeneic cells and other immune cell types.

Our Pipeline

We are currently focused on leveraging our ARC-sparX platform to develop product candidates across a wide variety of diseases and indications. The same ARC construct can be used in combination with different sparX proteins across our ARC-sparX programs. The following tables highlight our clinical and preclinical pipeline and discovery pipeline:

We intend to pursue clinical development of several product candidates in staggered but overlapping trials across several disease indications. In our MM franchise, our ARC-sparX platform will initially target BCMA with ACLX-001 followed by CS1 with ACLX-003. We expect to file an IND for ACLX-001 in the second half of 2020. We intend to leverage data generated from the ongoing Phase 1 trial for CART-ddBCMA, which is our modified CAR-T therapy where the traditional scFv binding domain is replaced with our non-scFv-based binding domain; the same binding domain was used to create the sparX protein in the next program, ACLX-001. As of                 , 2020, we have treated         patients with CART-ddBCMA. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. CART-ddBCMA has been granted Fast Track and Orphan Drug designations by the FDA.

For our AML/MDS franchise, we expect to file an IND in the first half of 2021 for ACLX-002, which will include a sparX protein targeting CD123, as a treatment for relapsed or refractory AML and high-risk MDS.

We also intend to pursue treatments for solid tumors and indications outside of oncology, including autoimmune diseases. For our autoimmune diseases franchise, we plan to use ACLX-001 as the first product candidate, whereas for our solid tumors franchise, we plan to engineer novel sparX proteins. In each disease franchise, we plan to develop and test other sparX proteins with multi-valent or multi-specific binding regions, for existing and novel antigen targets, to build a broad collection of sparX proteins for each disease indication to be used in combination with our ARC-T cells.

Our Strategy

Our goal is to become a leader in the use of cell therapies for the treatment of patients with diseases such as cancer and autoimmune diseases. We intend to achieve this goal by developing product candidates from our ARC-sparX platform, which we believe provides certain key benefits relative to conventional CAR-T and other cell therapies.

Key elements of our strategy include the following objectives:

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Pursue an Innovative Clinical Development Strategy to Efficiently Validate Our Platform. We are initially seeking to validate our platform by targeting BCMA, a well-characterized target with a favorable safety and clear efficacy profile. Assuming validation, we intend to pursue clinical development of several product candidates in staggered but overlapping trials across several disease indications through the use of disease-specific, multi-arm master protocols, which we believe will allow us to leverage operational efficiencies and accelerate clinical development.

∎

Develop Disease-Specific Franchises Comprising Multiple sparX Proteins. We have developed multiple sparX proteins targeting well-characterized tumor antigens for MM. We intend to also identify and develop multiple disease-specific sparX proteins targeting different antigens for each of the indications we pursue, including AML/MDS. These sparX proteins can be used sequentially or simultaneously to redirect ARC-T cells to target different antigens to address a wider spectrum of disease. We also plan to test the different sparX proteins in combination with each other or sequentially to determine whether combination therapy leads to increased efficacy or longer duration of response.

∎

Leverage Platform Capabilities Throughout and Beyond Oncology. We believe our platform technologies have the potential to generate a broad array of future product candidates and can leverage novel targeting strategies to treat a multitude of indications, including other hematological malignancies, solid tumors and non-oncology indications, such as autoimmune diseases.

∎

Enable Autologous and Allogeneic Cell Therapy Products. We believe it is important for patients to have both autologous and allogeneic cell therapy options, including therapies derived from T cells and natural killer cells. While our initial clinical programs utilize autologous ARC-T cells, we also anticipate developing allogeneic cell therapy technologies to target broad indications and/or create an off-the-shelf therapy for a universal cell.

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Extend the Use of Our Proprietary Binding Domains in Applications Outside of Cell Therapy. Our binding domains have many positive attributes over the scFv binding domains used in conventional CAR-T therapies that we believe could allow them to be used as an scFv alternative in non-cell therapy applications and serve as the foundation to creating a new class of antibody alternatives.

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Pursue Competitive Advantages by Continuing to Build Our Intellectual Property Portfolio. Our patent portfolio covers key aspects of our technology, including our proprietary binding domains, ARC-T cells, sparX proteins and our product candidates. To date, two patent applications have been allowed by the U.S. Patent and Trademark Office (USPTO) and two patent applications have been allowed by the European Patent Office directed to compositions of matter and methods of use for our proprietary binding domains. We plan to continue building our portfolio to further protect our product pipeline and technology and to expand our position as a leader in next-generation cell therapy.

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Selectively Collaborate with Biopharmaceutical Companies and Academic Institutions. While we intend to build a fully-integrated immunotherapy company and maintain commercial rights in key markets, we believe the versatility of our platform presents an opportunity for us to selectively form collaborations and strategic partnerships to potentially accelerate development, maximize the commercial potential of our product candidates and broaden the reach of our platform to other therapeutic areas that may be outside of our core focus.

Our Team

We have assembled a seasoned management team with a strong track record in drug development and extensive cell therapy expertise. Members of our management team have held key roles in the development of currently approved CAR-T therapies, as well as numerous biologic and small molecule therapies. Collectively, they have held senior positions at AstraZeneca, bluebird bio, Human Genome Sciences, Jazz Pharmaceuticals, NKarta, Novartis, Zyngenia and numerous other organizations. They have the experience to execute our strategy and to build a fully integrated cell therapy platform company. This includes leading edge scientific innovation, CAR-T clinical development, protein development, manufacturing and business expertise. Key employees include:

∎

Our Chief Medical Officer Dr. Angela Shen, who has extensive experience in clinical development, medical affairs, and business development in a variety of pharmaceutical settings, including being a key contributor to the in-licensing of CAR-T technology to Novartis, establishing the clinical team that developed Kymriah, the first approved CAR-T therapy, and successfully advancing the development of multiple novel immunotherapies while serving in the C-suite of biotech companies;

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Our Chief Financial Officer, Dr. Han Lee, who has extensive finance, mergers and acquisitions and corporate development experience, having closed over 30 business development and equity deals and co-managed the equity portfolio for AstraZeneca as part of their Corporate Development and Ventures team; and

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Our President and Chief Executive Officer, Dr. David Hilbert, who has dedicated the past 20 years to combining a disciplined approach to science with the business of drug development and corporate management across multiple start-up companies. His expertise in cellular immunology and protein therapeutics led to the approval of the first biologic for the treatment of systemic lupus erythematosus, and his founding of our company.

Our team is further supported by a strong group of investors that share our commitment to advancing our next-generation cell therapy platform. Since our formation in December 2014 through December 31, 2019, we have funded our operations primarily with an aggregate of $71.6 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. Our investors include New Enterprise Associates, Novo Holdings, S.R. One, Takeda Ventures, Aju IB Investment, Quan Capital, Clough Capital Partners, Mirae Asset, JVC Investment Partners and LG Technology Ventures.

Background

Existing Immunotherapies and Their Limitations

The immune system is responsible for protecting the human body by eliminating agents that threaten our health. Immunotherapies are a diverse class of therapeutics that harness the immune system to fight diseases. T cells are a key component of the immune system because they can target diseased cells for elimination through the recognition of cell surface antigens. One of the most well-known immunotherapies utilizes monoclonal antibodies (mAbs) known as immune checkpoint inhibitors to treat cancer. Immune checkpoint inhibitors block the inhibitory signals that the tumor uses to suppress the patient’s T-cell activity and have led to effective and durable therapies for patients with certain solid tumors including melanoma, lung cancer, bladder cancer and renal cancer. However, immune checkpoint inhibitors have not been effective in treating a number of other cancers such as MM or non-cancerous diseases. Additionally, a growing understanding of the immune system over the years and advances in cell, gene and protein engineering have led to approved products and advances in two other immunotherapy approaches: bispecifics and genetically modified cell therapy. These products and advances have been effective in diseases that immune checkpoint inhibitors have been unable to address.

Bispecifics are synthetic proteins that can bind simultaneously to two different types of antigens. One binding domain of the bispecific usually binds the CD3 receptor found on T cells, while the other domain binds an antigen found on the surface of diseased cells. By simultaneously binding a receptor specific for T cells and an antigen found on the surface of diseased cells, cell killing (or cytolytic activity) is directly induced through engagement of the T cells to the diseased cells. Due to their short half-lives, bispecifics provide physicians with the ability to promote T-cell activity in a dose dependent manner. Furthermore, they can be pre-manufactured and immediately available, providing physicians with an “off-the-shelf” option.

Blinatumomab, a bispecific targeting CD19, is approved for the treatment of various kinds of B-cell precursor acute lymphoblastic leukemia. However, despite demonstrating efficacy in clinical trials against several types of cancers, blinatumomab and other bispecifics have a number of limitations. First, the clinical response rates observed with blinatumomab are lower compared to the CD19-directed CAR-T therapy (CART-19) approved in the same indication. When given the option between using CART-19 and blinatumomab, leading physicians at authorized CAR-T treatment centers recommend using CART-19 for most scenarios, due to the deeper, more sustainable response of CART-19 and the fact that CART-19 efficacy is reduced if CART-19 is given after blinatumomab. Second, bispecifics traditionally have a short half-life and therefore require continuous infusion, which is burdensome for patients. Although, companies have attempted to extend the half-life of bispecifics under development, the commercial-scale manufacturing process for these new bispecifics can be challenging and costly in part due to the inclusion of scFvs, which tend to be unstable, are prone to aggregation and are often produced using mammalian systems, which are costly. These manufacturing challenges contribute to high costs for patients, payers and providers. Furthermore, the crowded intellectual property landscape in bispecifics and human serum albumin-based half-life extending strategies can create potential licensing and IP ownership problems.

Genetically modified cell therapy is another immunotherapy approach that has been developed to treat diseases using the immune system and can provide a higher rate and longer duration of response as compared to bispecifics.

Genetically modified cell therapy involves isolating immune cells, modifying them outside of the patient’s body and then introducing them into the patient to destroy diseased cells. Such cell therapies have largely focused on using the patient’s own T cells (autologous approach) to express engineered antigen receptor complexes, such as TCRs or CARs. The extracellular binding domain of the TCR or CAR recognizes the antigen, and the intracellular signaling domain induces cell killing and activates pathways specific for the T cell’s proliferation and survival.

TCR-based cell therapies typically use endogenous intracellular signaling domains combined with modified extracellular target binding domains. CAR-based cell therapies typically use genetically engineered intracellular signaling domains combined with engineered scFv-based extracellular target binding domains. Tisagenlecleucel and axicabtagene ciloleucel, both CAR-based therapies, are currently the only FDA-approved genetically modified cell therapies.

While CAR-T and other genetically modified cell therapies have shown significant efficacy in extending the lives of patients who often have no other treatment options, there are several limitations to their use, including:

∎	An inability to curb cell killing and potential side effects such as CRS, neurotoxicity and “on-target, off-tumor” toxicities that impact the broader use of such therapies in the following ways:

-	Limited patient eligibility;

-	Restricted use in earlier lines of therapy;

-	Lack of community-based physicians who can administer treatments;

-	Constraints on administration in the outpatient setting; and

-	Increased costs to patients, payers and providers due to the need for intensive care unit access;

∎	An inability to adapt to tumors arising in the relapsed and refractory settings as the target specificity of conventional CAR-T therapies is fixed;

∎	Potential exhaustion of T-cell therapy due to the inability to curb CAR-T activity; and

∎	A long and expensive manufacturing process compared to currently available “off-the-shelf” treatments.

The limitations of current immunotherapies have resulted in the development of emerging immunotherapies that seek to improve control of the activity of T cells, simplify the manufacturing process to make it more efficient and universal, and at the same time offer the higher rate and longer duration of response observed with existing cell therapies.

Emerging Immunotherapies and Their Limitations

Many emerging immunotherapies have focused on combining the benefits of bispecifics and genetically modified cell therapies into one treatment. These immunotherapies tend to follow one of two methods of treatment, though the methods are not mutually exclusive. The first treatment approach is comprised of platform technologies that utilize adapter proteins, such as antibodies, or small molecules to control the modified T cells. The second treatment approach consists of allogeneic therapies, which utilize donor cells rather than the patient’s own cells, and is thereby referred to as “off-the-shelf” cell therapy.

Adapter platforms aim to combine the deeper and more durable killing potential of current cell therapies with the control observed in bispecifics. However, most adapter platforms share similar limitations to bispecifics. The most significant limitation involves the half-life of the adapters utilized. Adapter platforms based on small molecule-scFv conjugates or peptide-based adapters have half-lives of only up to a few hours, which limits the adapter’s ability to permeate tissues such as solid tumors, thereby reducing efficacy. Additionally, the short half-life of the adapter requires it to be administered frequently or infused continuously. Furthermore, these adapters are often immunogenic and therefore, more rapidly cleared. On the opposite end of the half-life spectrum, adapters with longer half-lives of weeks or months, such as those based on mAbs, can better penetrate solid tumors by more effectively distributing to various tissues. However, if a patient treated with a mAb-based adapter with a long half-life encounters a toxicity, that patient might experience severe, on-going toxicities until the mAb clears the system, which could take weeks or months. Because both mAbs and endogenous antibodies have fragment crystallizable (Fc) regions, another possible limitation is that modified T cells designed to bind the Fc regions of mAb adapters may also bind the Fc regions of endogenous antibodies in the patient, which could lead to the undesired activation of the modified T cells and killing of non-diseased cells.

Allogeneic cell therapies aim to offer the same efficacy outcome of autologous cell therapies with the benefits observed in bispecifics as a result of their “off-the-shelf” approach. Potential benefits include increased availability and access for patients and quicker product delivery. However, allogeneic cell therapies in development have also encountered limitations. To date, the ability of allogeneic cell therapies to replicate the efficacy profile of autologous cell therapy has not yet been demonstrated in clinical trials. In addition, current allogeneic cell therapies may cause graft versus host disease where the allogeneic T cells attack the patient’s healthy tissue. Allogeneic cell therapies can also be the target of the host’s immune system, known as host versus graft disease, which may limit allogeneic cell persistence. Lastly, many allogeneic cell therapies in development currently have a fixed antigen specificity and thus may fail to adapt to relapsed or refractory tumors. Once the allogeneic cell therapies are further developed to overcome the graft versus host disease and persistence limitations outlined above, we plan to introduce our ARC construct into allogeneic T cells, NK cells, as well as other immune cells.

We designed our novel cell therapy platform with the goal of combining the benefits of bispecifics and cell therapies while also addressing the limitations of both existing and emerging immunotherapy treatments.

Our Approach

The key elements of our approach are:

1. Separating the Killing Function from the Antigen Recognition Function

Conventional CAR-T therapies are designed to recognize, bind and eliminate diseased cells. In contrast, our ARC-T cells do not bind directly to the diseased cell. Rather, the sparX protein is designed to recognize and bind one or more specific antigens on the diseased cells and then flag such cells for destruction. The ARC-T cells bind the sparX protein and once the triple complex of ARC-T cell plus sparX protein plus antigen-expressing cell is formed, the ARC-T cell is activated to kill the antigen-expressing cell. This approach of separating the antigen-recognition and killing functions of conventional CAR-T therapy allows the killing function of the ARC-T cell to be dependent on presence and dose of the sparX protein. We believe unregulated killing, which induces severe toxicities, can be mitigated with our approach by adjusting the dose and schedule of sparX protein administration. Additionally, stopping the dose of the sparX protein periodically can allow the ARC-T cells to rest after activation to lower the risk of T-cell exhaustion, which is a common cause of rapid decline of genetically modified T cells. The figure below shows the comparison of a conventional CAR-T therapy, using CAR-T cells, to our approach of separating the CAR-T cell into two separate components, the ARC-T cells and sparX proteins:

2. Physician Controls Therapy Throughout Course of Treatment

Following infusion of conventional CAR-T therapy, patients are closely monitored for adverse events and are required to stay in close proximity to a hospital that is certified to manage life-threatening toxicities that may emerge. In contrast, we believe the infusion of the ARC-T cells alone will not cause any toxicities associated with cytolytic activity of T cells as ARC-T cells are inactive without the administration of sparX protein. We anticipate that sparX proteins will be available in intravenous and subcutaneous formulations and that both academic as well as community oncologists will be able to routinely utilize both forms of administration in the outpatient setting while patients may periodically (e.g., weekly) self-administer subcutaneous formulations in the home setting. In follow up visits, the physician can assess the patient for adverse events and disease response and then accordingly dose-modify or change the sparX protein(s) with the objective of limiting toxicity or to potentially address relapsed and refractory disease. Physicians are already well versed in managing the treatment of patients with an arsenal of anti-cancer therapies such as small molecules and mAbs, where dose modification is common. The ARC-sparX platform follows a similar paradigm, where the physician can control toxicities by dose modifying or switch to a different sparX protein in the case of relapsed or refractory disease. The following figure shows the general treatment plan, which consists of a single initial infusion of ARC-T cells in the outpatient setting followed by periodic administration of the sparX protein.

3. Physicians Can Access a Collection of sparX Proteins to Address a Range of Complex Diseases

Conventional CAR-T therapy is designed to target a specific antigen or set of antigens known to be associated with a particular disease, such as CD19 for B-cell malignancies or BCMA for MM. Due to tumor heterogeneity and downregulation or loss of the target antigen, relapsed and refractory disease remains a significant issue for CAR-T therapy. On our platform, physicians can administer different sparX proteins to redirect the same ARC-T cells to new antigens. This is particularly important in the relapse and refractory settings where tumors may be heterogeneous or downregulate expression of the antigen(s) targeted by the initial sparX proteins. We believe our platform provides increased adaptability versus other cell therapies because the same ARC-T cells can be redirected in vivo to target different antigens through the administration of different sparX proteins. The figure below shows the potential use of two different types of sparX proteins to address relapse caused by loss or downregulation of the targeted antigen and continue treatment response:

4. sparX Proteins Can Have Different Binding Affinities Using Multi-Valent and Multi-Specific Configurations and Permit Targeted Killing

Currently available CAR-T therapies are mono-valent with one binding domain, as are most CAR-T therapies in development. In contrast, sparX proteins can be easily engineered to be mono-valent, multi-valent (with multiple arms binding to the same type of antigen), or multi-specific (with arms binding to multiple types of antigens) to optimize antigen binding affinity. The following figure shows a comparison of antigen engagement when using a bi-specific or bi-valent sparX protein compared to simultaneous administration of two different sparX proteins:

The binding domain of a sparX protein, much like the binding region of an antibody, does not permanently bind antigens on the antigen-expressing cell, but rather binds and unbinds at rates that depend on binding affinity and local concentration of the sparX protein. A sparX protein that binds antigen-expressing cells with only one binding domain, whether it is a mono-valent sparX protein or a multi-specific sparX protein that has bound a cell that expresses only one of the target antigens, will often unbind from that antigen, after which it could either re-bind or float away. If it floats away, another such sparX protein could bind the antigen, the likelihood of which would depend on the local concentration of the sparX protein. However, when a sparX protein binds antigen-expressing cells through two binding domains, the likelihood of both binding domains unbinding at the same time is low and it is more likely that if one binding domain unbinds, it is likely to rebind quickly, as the sparX protein is still attached through the other binding domain. If a sparX protein has three binding domains or more, the resulting binding affinity further increases.

Consequently, multi-valent sparX proteins can be useful as their multiple binding regions for the same target antigen result in higher binding affinity, also referred to as avidity, which can enable enhanced tumor killing at lower doses. Similarly, multi-specific sparX proteins can be useful as their multiple binding regions for different target antigens result in higher avidity for only those cells that express two (or more) of the target antigens. Since ARC-T cells only kill antigen-expressing cells if there is a sparX protein bound to such cell, ARC-T cell cytolytic activity would preferentially be directed at cells that express multiple target antigens rather than cells that express only one, a function that we refer to as AND-gating. The effects of the higher avidity of multi-specific sparX proteins for cells expressing multiple target antigens may be negated at high doses, as a multi-specific sparX protein may temporarily bind a cell that only expresses one antigen and, when it unbinds from that cell (due to the lower affinity of the mono-valent binding for that cell), be quickly replaced by another multi-specific sparX protein due to the elevated concentration of the multi-specific sparX proteins from the high dose. This could lead to the killing of other cells that were not intended to be targeted in addition to the diseased cells. However, through dose modulation of multi-specific sparX proteins, we believe that we will be able to control the concentration of sparX proteins in patients such that instances of sparX proteins binding to untargeted cells remain minimal.

Multi-specific sparX proteins can also be useful for addressing tumor heterogeneity, as they can bind tumor cells that express only one of the target antigens, which we refer to as OR-gating, although their binding affinity for such cells would not be as high as their binding affinity for cells expressing all of the target antigens and consequently higher concentrations of the sparX protein may be necessary to be effective.

In contrast to product candidates based on our ARC-sparX platform, the antigen-recognition and cell killing functions of conventional CAR-T therapies are not separated. Therefore, if either binding region of a bi-specific CAR-T cell binds an antigen-expressing cell, the CAR-T cell will kill the antigen-expressing cell, even if such cell does not express both antigens. Therefore, CAR-T or other cell therapies without the separated functions can only act in an OR-gated manner.

The different configurations and binding affinities possible with product candidates based on our platform have the potential to allow physicians to tailor treatment of diseases to achieve the desired response depending on a variety of factors, including the need to address relapsed and refractory disease, lower the dose or change specificity.

Our ARC-sparX Platform

Our initial product candidates use T cells that have been genetically modified to express a chimeric transmembrane protein to direct such T cells to kill certain specific antigen-expressing cells. Our initial clinical programs will utilize patient-derived (autologous) T cells. In our first product candidate CART-ddBCMA, we replaced the traditional scFv binding domain of conventional CAR-T therapies with one of our proprietary binding domains that is specific to BCMA, a common target antigen for MM. In all of our subsequent product candidates, we have genetically modified T cells to express our proprietary ARC in lieu of a CAR. The ARC-T cells are intended to be administered with one or more sparX proteins. Unlike CARs, which are designed to bind a specific antigen, the ARC is designed to specifically bind any sparX protein, which binds the target antigen-expressing cell. Once the triple complex of the ARC-T cell, sparX protein and antigen-expressing-cell is formed, the ARC-T cell is activated and kills the antigen-expressing cell to which it is bound indirectly through the sparX protein.

The key components of our platform are further described below.

1. Soluble Protein Antigen Receptor X-linkers (sparX protein)

All sparX proteins are comprised of one or more antigen-specific binding domains fused to a protein that we refer to as the TAG. The TAG is a proprietary protein designed to be recognized by our ARC-T cells, which have a proprietary binding domain that is specific to the TAG, which we call the anti-TAG. This TAG/anti-TAG design is critical to the universality of our ARC-T cells as it allows such cells to bind any sparX protein, because each sparX protein contains the same TAG. As sparX proteins bind their target antigen on diseased cells, they display the TAG thereby “tagging” such cell as one that should be killed by an ARC-T cell.

Currently, the TAG we have built into our sparX proteins is a 26kDa C-terminal fragment of human alpha fetoprotein (hAFP) that we refer to as p26. We designed and selected p26 as the TAG for our sparX proteins for the following reasons:

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Humans have a pre-established tolerance to hAFP as a result of experiencing high levels in utero and as pregnant mothers. The functional properties of hAFP are not well understood but it is generally thought to protect the fetus from the normal hormonal changes occurring in the mother during pregnancy and to have minimal functional properties in adult humans. We believe that creating our TAG from a normal human protein will reduce the likelihood of immunogenicity of the TAG and by extension, the sparX protein containing the TAG.

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A study of sparX-BCMA, with the p26 TAG, in mice and non-human primates demonstrated dose-dependent pharmacokinetics with a predicted half-life in humans of a few days. We believe this half-life has three key advantages. First, it may support weekly dosing of sparX proteins that is not achievable with small molecule-scFv conjugates or peptide-based adapters, which have half-lives of only up to a few hours. Second, it can provide sufficient time for the sparX protein to penetrate complex tumor microenvironments while allowing the sparX protein to naturally decay in a timeframe that avoids propagation and limits toxicity. Third, it is short enough that physicians could manage an emerging toxicity by withholding or decreasing the next sparX protein dose thereby causing the ARC-T cells to downregulate killing. Such control is not possible with most mAb-based adapters due to their half-life of several weeks.

∎	p26 can also be readily fused to multiple binding regions, enabling sparX proteins to be multi-valent or multi-specific.

∎	By fusing p26 to one or more antigen-specific binding domains, the molecular mass of the sparX protein will be large enough to avoid first pass clearance through the kidneys.

Because the antigen-specific binding domains on the sparX protein differ by only 12-14 amino acids on the outer faces of the scaffold, the purification process for each sparX protein is substantially similar regardless of specificity. sparX proteins can be readily produced in microbial, yeast and mammalian expression systems, and formulation work is underway to test subcutaneous mode of administration. We also expect the pharmacokinetics of all sparX proteins to be similar and believe that we can leverage the learnings from clinical trials of one sparX protein to inform the design of subsequent trials for other sparX proteins.

2. Antigen Receptor Complex (ARC)

The ARC is similar to CARs in that both are engineered chimeric transmembrane receptors, where the engagement of the extracellular antigen binding domain induces activation of the intracellular domain resulting in the T-cell’s proliferative and cytolytic activity. However, in lieu of the traditional scFv extracellular binding domain of conventional CAR-T therapies, the extracellular domain of the ARC is comprised of a proprietary binding domain that is designed to exclusively bind the TAG and not hAFP or any other known proteins or antigens. Unlike other CAR-T adapter platforms that can be activated by endogenous proteins, the ARC-T remains in an inactive state, or silenced, in the absence of our proprietary sparX protein.

The anti-TAG binding domain is fused to the CD8 transmembrane and the intracellular signaling regions 4-1BB and CD3-zeta, similar to the conventional CAR, so the T cell’s proliferative and cytolytic activity, upon activation, is through the same internal mechanism, and so the only difference is when the T cells are activated.

Additionally, because all ARC-T cells are intended to express a TAG-specific binding domain rather than a cell surface antigen-specific binding domain, the ARC-T cells are more easily manufactured than the CAR-T cells used in conventional CAR-T therapies. The same lentiviral vector comprising the universal ARC and a similar T-cell transduction process can be used for every patient regardless of disease or target antigen, thereby streamlining the manufacturing process. With conventional CAR-T therapy, different viral vectors, each with a different T-cell transduction process, need to be used to make new CAR-T cells when physicians want to target a new antigen. Furthermore, if coupled with the right emerging allogeneic technology, a true universal cell could be manufactured to be an “off-the-shelf” option that physicians can use regardless of disease or target antigen. Moreover, ARC-T cells could be redirected to kill cells expressing different antigens just by changing the sparX protein. This universal nature of the ARC-T cell can provide substantial flexibility to the physician and allow for dynamic treatments that can respond quickly to the changing profile of a disease such as cancer, unlike a conventional CAR-T therapy.

3. Proprietary Binding Domains

Our proprietary binding domains are foundational to our platform as they are used in both the ARC-T cells for the anti-TAG and sparX protein for binding to the antigens. When developing our platform, we wanted to create an alternative to scFvs, which are traditionally used as the antigen binding domains for conventional CAR-T therapies. We wanted to replace scFvs because they tend to be unstable and prone to spontaneous self-aggregation that often results in CAR-T exhaustion and loss of function. Additionally, they are difficult to express in multi-valent and multi-specific formats, subject to extensive prior disclosures in numerous intellectual property portfolios and often require manufacturing in mammalian systems, which are more costly than microbial systems.

For our proprietary binding domain, we identified a-3D, which is a 73 amino acid polypeptide that spontaneously folds into a stable triple alpha-helical structure, as illustrated in the figure below. a-3D was originally described as a synthetic protein with no known homolog in nature or apparent function in a paper by Walsh et al. that appeared in Proceedings of the National Academy of Sciences in 1999. We recognized that it possesses certain structural features, such as its small size, lack of cysteine residues and glycosylation sites, that make it particularly well suited as a scaffold protein that can be modified by inserting selected amino acids to generate diverse libraries of proprietary target-binding domains. a-3D has a highly reproducible three-dimensional structure that is also compatible with microbial, fungal and mammalian protein expression, which make it easy and cost-effective to manufacture.

Accordingly, we created highly diverse libraries of variants of a-3D by randomly replacing 12-14 residues (blue regions in figure below) on the outward facing surface of a-3D with one of eighteen amino acids. We then screened the resulting libraries for potential target-binding domains and engineered further variants with the appropriate target binding profiles to enhance target specificity, increase binding affinity and remove potentially immunogenic sequences, a process we refer to as “deimmunization.”

a-3D and Our Proprietary Binding Domains

To date, we have identified and characterized a number of target-binding domains whose targets include p26 and other TAG variants and BCMA, CD123, CS1, HER2 and PD-L1. Some of these domains have been successfully incorporated into our genetically modified T-cells and/or sparX proteins. In parallel, we are further exploring the utility of our binding domains as alternatives to scFvs in non-cell therapy applications, including their use as the basis of a new class of antibody alternatives.

Benefits of Our Platform

We believe our ARC-sparX platform can overcome numerous limitations of conventional CAR-T therapy and other genetically modified cell therapies in the following ways:

Limiting Severe T Cell-Associated Toxicity through Dose Regulation of sparX Protein

Unlike other CAR-T adapter platforms that can be activated by endogenous proteins, the ARC-T cell remains in an inactive state, or silenced, in the absence of our proprietary sparX proteins as it is designed to only bind the TAG. Our ARC-T cells are activated only when combined with a sparX protein that is bound to an antigen on a cell.

Conventional CAR-T therapies are designed to bind directly to the target cell and kill it in a rapid and unregulated manner that often induces severe toxicities including CRS and neurotoxicity. In contrast, our preclinical in vitro and in vivo data support the view that the killing function of the ARC-T cell can be controlled by the dose of sparX protein administered. More sparX protein leads to more tumor killing while less sparX protein results in less killing. By varying sparX protein dose and/or its schedule of administration, physicians can control the ARC-T killing function and thus control the corresponding potential toxicities in a manner analogous to that used for other therapeutics such as small molecules and antibodies. The predicted half-life of sparX proteins of a few days has the potential to allow ARC-T cells to rest between doses to limit severe toxicities associated with cell killing.

We have conducted in vitro and in vivo preclinical studies in which we have observed the ability of sparX proteins to control the killing function of ARC-T cells in a dose-dependent manner, as shown in the following figure:

Tumor Killing is Dose Dependent

In the preclinical study illustrated in the upper panel, BCMA-expressing tumor (H929) cells were mixed with a constant number of ARC-T cells. The mixtures of ARC-T cells and H929 cells were then treated with different concentrations of a mono-valent BCMA-binding sparX protein as shown on the X-axis. The resulting tumor killing was then measured (Y-axis) and correlated with sparX protein concentration. As the concentration of sparX protein increased, the amount of H929 killing increased proportionally, demonstrating in vitro dose-dependent killing of the target diseased cell.

In a separate preclinical study illustrated in the lower panel, similar sparX protein dose-dependent tumor killing was observed in vivo. Mice were given a BCMA-expressing tumor followed by a constant number of ARC-T cells. In the first group of five mice (left), a sparX protein that could not bind the tumor was injected daily (3 mg/kg of sparX-a3D). Because the sparX-a3D could not bind the tumor, the tumor grew as evidenced by the intense blue, green and red colors. The second, third and fourth groups (left to right) of mice received a low (0.03 mg/kg), medium (0.3 mg/kg) or high (3 mg/kg), dose respectively of a mono-valent BCMA-binding sparX protein. The low dose had little to no impact on tumor growth, the medium dose almost cleared the tumor as shown by the near absence of color and the high dose cleared the tumor as shown by the complete absence of color, indicating that sparX protein targeting a tumor can modulate the extent of tumor killing in vivo.

Taken together, we believe these experiments support the ability of sparX proteins to control the killing function of ARC-T cells in a dose-dependent manner. Consequently, physicians would be able to better manage toxicities such as CRS and neurotoxicity as they emerge and before they escalate to unsafe levels, which should lead to an improved safety profile.

Increased Adaptability of Treatment Regimen

Because ARC-T cells are not antigen-specific, they can be adapted to changing disease conditions and address new diseases. Physicians can administer different sparX proteins to redirect the ARC-T cells to new targets, which can be particularly important in indications where relapse, caused by tumors downregulating expression of the target antigens, can occur. Relapse remains a significant issue for conventional CAR-T therapy with up to 50% of patients that are treated with current CAR-T therapies relapsing within one year. We believe that our platform can address relapse because the same ARC-T cells can be redirected in vivo to target different antigens through the administration of different sparX proteins, when the initial antigens are downregulated. Additionally, we believe our platform can address refractory disease caused by tumor heterogeneity by using different sparX proteins that target different antigens.

We observed preclinical evidence supporting the ability of ARC-T cells to kill tumor cells through sequential administration of sparX proteins with different target specificity. We used an in vivo model in which NSG mice were injected with NALM-6-GFP/Luc, a tumor that expresses both BCMA and CD123, the presence of which can be quantitated using bioluminescence imaging (BLI) of the light generated from the luciferase (Luc) enzyme substrate. We chose this tumor because we had previously observed it to be refractory to treatment with ARC-T cells with sparX-CD123 due to downregulation of CD123 expression, a process much like the antigen loss tumor escape observed in some patients receiving conventional CAR-T therapy. Our experiment was designed to determine if the mice could be rescued by redirecting ARC-T cells that fail to kill the tumor through sparX-CD123 to kill the tumor through sparX-BCMA instead.

Switching of sparX Protein Enables In Vivo Imaging of NALM-6-GFP/Luc Tumor Burden in NSG Mice

The mice in Group 1, as shown on the left in the upper panel in the figure above, received an initial infusion of ARC-T cells plus daily (q.d.) administration of sparX-a3D, which failed to control tumor growth as evidenced by the intense blue, green and red imaging of their tumors. sparX-a3D is a sparX protein with an a-3D binding domain, which is useful as a negative control binding domain because it is substantially similar in structure to our proprietary domains and is not known to bind any target or have any function. Group 2 mice received an initial infusion of ARC-T cells plus daily administration of sparX-BCMA, which prevented tumor growth because the tumors were not able to downregulate BCMA expression. Group 3 mice received an initial infusion of ARC-T cells plus daily administration of sparX-CD123 initially, but the tumors continued to grow throughout the first 24 days due to downregulation of CD123. Group 3 mice were then switched to daily administration of sparX-BCMA and the tumors were largely cleared within one week of switching from sparX-CD123 to sparX-BCMA. Group 4 mice received a single infusion of CART-ddCD123, which was unable to clear the tumors due to downregulation of CD123. Taken together, these data support the ability of ARC-T cells to be sequentially redirected in vivo to kill a tumor that had become refractory to an initial sparX protein due to antigen downregulation.

Targeted Killing of Diseased Cells

sparX proteins can be engineered to be mono-valent, multi-valent, or multi-specific to optimize antigen binding affinity and improve efficacy. For example, bi-specific sparX proteins can be designed to identify diseased cells that uniquely co-express two antigens but spare healthy cells that express only one antigen. We believe this targeting feature may find particular application in solid tumors where it has been challenging to kill the tumor while preserving normal cells from which the tumor is derived.

We conducted an in vitro experiment designed to determine if a therapeutic dose of sparX protein could be identified that would allow a bi-specific sparX protein targeting BCMA and CD123 to kill a tumor co-expressing BCMA and CD123 targets while the corresponding mono-specific sparX proteins, or even a combination of mono-specific sparX proteins, were unable to kill the tumor. To do this, we mixed diseased cells with ARC-T cells and then added three different concentrations of the bi-valent sparX proteins shown in the legend on the right of the figure below. The negative control sparX-a3D (represented in black) was used to normalize the percentage of tumor cell kill in this experiment.

Bi-Specific sparX Protein Targeting Both BCMA and CD123 Kills NALM-6 Tumor at 0.3 nM Dose

At the low dose, none of the sparX proteins were able to mediate the killing of the tumor because the concentration of sparX proteins was too low, preventing sparX proteins from binding the tumor cells long enough for the ARC-T cells to mediate sufficient tumor killing. The percentage of tumor cells killed was negative in all cases except for the bi-specific sparX protein (represented in orange), which suggests that the growth rate of the tumor exceeded the kill rate at such low dose in those cases. When the sparX protein dose was increased 30-fold to the medium dose, only the bi-specific sparX protein was able to show significant tumor killing. In contrast, none of the mono-specific sparX proteins (represented in green and gray), or even the combination of the BCMA and CD123 mono-specific sparX proteins (represented in blue) were able to mediate tumor killing at the medium dose. After a further 30-fold increase to the high dose, all of the sparX proteins were able to bind tumor cells long enough to mediate tumor killing except the negative control sparX protein which does not bind the tumor cells.

We believe the bi-specific sparX protein was able to mediate killing at the medium dose, while the mono-specific sparX proteins were unable to do so, because of the level of binding affinity caused by the bi-specific sparX protein. As a general matter, sparX proteins do not permanently bind antigens. The sparX protein will bind and fall off, and as the local concentration of sparX protein increases, the chance of another sparX protein binding an antigen recently vacated by another sparX protein also increases. Therefore, the chance of an ARC-T cell encountering a sparX protein that is bound to an antigen on a cell increases, which increases cell killing. By comparison, when both binding domains of a bi-valent or bi-specific antigen are bound to a cell, each binding domain may unbind, but the likelihood of both unbinding at the same time is lower, and therefore, bi-valent and bi-specific sparX proteins are more likely to stay attached to the cells. In this experiment, the bi-specific sparX protein that recognized BCMA and CD123 was more likely to stay bound to cells that express both antigens than cells that express only one or the other, resulting in T cell killing of cells that express both. By contrast, in the high dose test, the concentration of sparX protein was so high that cells with just one antigen could be tagged for killing. At this dose level, a natural healthy cell that may express one or the other antigen may still be targeted for killing. We believe the findings from this in vitro experiment support the potential for using bi-specific sparX proteins in solid tumors, where a lower dose therapeutic window exists, because enhanced specificity of a bi-specific sparX protein could avoid the toxicities that are typically associated with off-tumor killing from T-cell activity in conventional CAR-T therapy.

Enhanced Persistence of ARC-T Cells

We have engineered the proprietary binding domains in our ARC-T cells and sparX proteins to reduce the likelihood of the patient’s immune system attacking our binding domains thereby shortening the persistence of the ARC-T cells and/or sparX protein(s). Additionally, intermittent dosing of sparX protein can allow ARC-T cells to rest between doses because the predicted half-life of sparX proteins of a few days allows the sparX to naturally decay and limit constant ARC-T stimulation. The periods of rest may lower the risk of T-cell exhaustion. By causing the ARC-T cells to cycle through periods of activity and rest through intermittent dosing of sparX proteins, we believe we can mimic the natural process by which T cells differentiate into long-lived memory cells and ultimately improve long-term ARC-T persistence.

Efficient and Streamlined Manufacturing Across All Programs

ARC-T cells are genetically modified to express the same anti-TAG binding receptor to be used in every patient, regardless of disease or the target-specificity of the sparX protein. We believe this feature may enable use of the same lentiviral vector and similar cell processing, resulting in a scalable manufacturing process that is applicable to every patient across all programs. We have also established manufacturing processes for sparX proteins utilizing a cost-effective microbial-based expression system and purification process. Because each sparX protein is substantially similar regardless of specificity, the manufacturing and purification processes for each sparX protein is substantially similar regardless of specificity. For more details, see “—Manufacturing and Delivery.”

Expanded Access to Treatment

We estimate that half of the approximately 14,000 relapsed or refractory MM patients treated per year are not eligible for and/or do not have access to a cell therapy because of the inability of current cell therapies to limit escalation of severe toxicities. Due to the potential for severe toxicities, patients with co-morbidities or advanced age are often not eligible or not encouraged to pursue currently available CAR-T therapies. We believe sparX-mediated control of the ARC-T cells may improve upon the safety profile of current CAR-T therapies thereby expanding patient eligibility criteria to include many of the approximately 50% of MM patients who are currently deemed transplant ineligible, as well as those who are not ideal candidates for existing CAR-T therapies.

Furthermore, less than 7% of oncology/hematology practices in the United States currently are authorized to administer and manage CAR-T therapies. If physicians are better able to control toxicities associated with cell therapies and thus reduce the need for intensive care support, we envision a greater number of community practices treating their patients with such therapies, including in the outpatient setting, rather than referring them to one of the few authorized sites.

Lastly, we believe that the ability of ARC-T cells to address changes in disease conditions will allow for product candidates based on our ARC-sparX platform to be used in earlier lines of therapy. Physicians may hesitate to administer current CAR-T therapies before standard of care treatments currently used in earlier lines because it is unknown how the CAR-T therapy might impact efficacy of subsequent therapies. The ability to treat relapsed and refractory disease by switching the sparX protein to continue treatment is a benefit of the ARC-sparX platform that we believe will enable cell therapy to move up into earlier lines of therapy because it allows for a cell therapy to be more than just a “one and done” therapy. We believe this approach will be particularly important in diseases that remain incurable in most patients, such as MM, and we are building franchises around such diseases. By our estimates, we expect that being able to move up lines of therapy in MM alone could potentially allow approximately 47,000 more patients per year to be eligible for a cell therapy.

Our Clinical Development Plan

We are pursuing an innovative clinical development strategy to sequentially test and validate novel components and leverage existing or prior safety and efficacy data for subsequent trials to efficiently advance multiple product candidates through proof of concept. We intend to pursue this development strategy using disease-specific, multi-arm master protocols. Each arm will be conducted under its own IND. We believe this strategy will accelerate clinical development and provide the following the key advantages:

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Clinical sites, institutional review boards (IRBs) and contract research organizations (CROs) can review and approve the master protocol when the first arm under that protocol is submitted. Each subsequent arm can then be submitted as an amendment to the master protocol thereby potentially accelerating its review and shortening the time to initiate new trials.

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Patients enrolled under one arm may have the option to move to another arm because both arms are governed by the same disease-specific master protocol, providing physicians with the opportunity to assess potential benefits of sequential sparX protein administration. This feature is particularly well-suited for our ARC-sparX platform where each arm may investigate one or more sparX proteins.

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The master protocol strategy can yield operational and cost efficiencies with CROs because many of the data collection and trial monitoring activities are shared across arms. This could decrease training time, leverage shared databases and standardize monitoring across all arms under the master protocol.

Our initial step is to validate the functional properties of our novel binding domains, which are proprietary alternatives to the antibody fragments used in conventional CAR-T cells. In our ongoing Phase 1 clinical trial for CART-ddBCMA, we are using a modified BCMA-directed autologous CAR-T therapy, where the traditional scFv binding domain is replaced with our non-scFv-based binding domain; the same binding domain was used to create the sparX protein in the next program, ACLX-001. As of              , 2020, we have treated         patients in this trial. We chose BCMA as our initial antigen target because BCMA is a well-characterized target with a favorable safety and clear efficacy profile, which we believe will allow us to quickly validate the binding domain with a small patient sample size. Additionally, we believe that modifying only the binding region and keeping all other attributes consistent with previously tested therapies reduces the number of variables being tested in our CART-ddBCMA Phase 1 clinical trial. We expect this clinical strategy can quickly establish proof of concept for use of our novel binding domain as an effective scFv alternative.

Our second step is to validate our platform initially with ACLX-001, which is an immunotherapeutic combination composed of ARC-T cells and bi-valent sparX proteins targeting BCMA, which we call sparX-BCMA. We plan to file an IND in the second half of 2020 to advance ACLX-001 into clinical development where we will use our ARC-T cells for the first time in combination with sparX-BCMA. Since the sparX-BCMA utilizes the same antigen binding domain as CART-ddBCMA, we believe we can leverage our safety and efficacy results from the CART-ddBCMA trial to accelerate development of ACLX-001.

Based on discussions with the FDA during a pre-IND meeting in November 2019, we anticipate we will be able to start at a predicted efficacious dose of sparX-BCMA in our Phase 1 clinical trial for ACLX-001 rather than a lower dose typical of Phase 1 clinical trials. Assuming that our novel binding domains are successfully validated in our CART-ddBCMA trial, we believe that our strategy of starting sparX-BCMA at a predicted efficacious dose has the potential to allow us to rapidly validate our platform and require fewer patients to be enrolled in our future clinical trials. We intend to advance ACLX-001 through registrational trials and further expand our MM franchise by developing ACLX-003 and additional sparX proteins for other target antigens associated with MM. To date, we have engineered several potential sparX protein candidates and may develop follow-on sparX proteins to target multiple different antigens associated with MM. Because the sparX proteins are substantially similar, we expect to be able to leverage the results from the clinical trial for ACLX-001 to inform subsequent clinical trials studying potential follow-on sparX proteins.

Based on the potential validation of our platform in the Phase 1 clinical trial for ACLX-001, we intend to advance our platform into myeloid diseases by filing a new IND for ACLX-002, a combination of ARC-T cells and sparX-CD123, in the first half of 2021 for the treatment of relapsed or refractory AML and high-risk MDS. Because we use the same ARC construct in all of the product candidates on our platform, the same lentiviral vector and similar cell processing used to produce the ARC-T cells in ACLX-001 can be used to produce the ARC-T cells in ACLX-002. We intend to advance ACLX-002 through registrational trials and are currently evaluating other antigen targets for development of potential follow-on sparX proteins. We believe that our multiple planned clinical trials utilizing various sparX proteins with the universal ARC-T cell will allow for a “multiple shots on goal” approach while at the same time allowing for the efficient validation of our platform. Assuming both ACLX-001 and ACLX-002 have promising data, we intend to use the data from these product candidates to streamline the development of future product candidates based on our platform.

We also plan to expand into various other indications, including solid tumors and autoimmune diseases, and other novel applications using our platform. This plan includes pursuing novel targets, using other immune cell types and enabling the development of non-cell-based therapies.

Our Products

We are developing product candidates for the treatment of MM, myeloid diseases (AML/MDS), solid tumors and autoimmune diseases.

Our MM franchise

Background, Current Treatments and Limitations

Multiple Myeloma (MM) is a type of hematological cancer where the diseased plasma cells proliferate and accumulate in the bone marrow, crowding out healthy blood cells and causing bone lesions, loss of bone density and bone fractures. These abnormal plasma cells also produce excessive quantities of an abnormal immunoglobulin fragment called a myeloma protein or M protein, causing kidney damage and impairing the patient’s immune function.

MM is the second most common hematological malignancy in the United States and Europe, representing approximately 10% of all hematological cases and 20% of deaths due to hematological malignancies. The American Cancer Society projects that 32,270 new cases of MM and 12,830 deaths will occur in the United States in 2020. Worldwide, there were an estimated 159,985 new cases of MM in 2018 and worldwide sales of drugs to treat MM were approximately $19 billion in 2018 with 64.5% of these sales in the United States.

The median age of MM patients at diagnosis is 69 years with one-third of patients diagnosed at an age of at least 75 years. Because MM tends to afflict patients at an advanced stage of life, patients often have multiple co-morbidities and toxicities can quickly escalate and become life-endangering. Despite the development and use of multiple new therapies, including second generation proteasome inhibitors (PI) and immunomodulatory drugs (IMiD), stem cell transplantation and CD38-binding monoclonal antibodies, the five-year survival rate is still approximately 50% and MM remains incurable in most patients.

Most patients eventually relapse after treatment, and those who relapse following treatment with second generation PIs and IMiDs have a median event-free-survival of only 5 months and median overall survival of only 9 months. The outcomes of patients following treatment with CD38-binding antibodies are also poor with response rates of approximately 30%, median progression-free-survival of 3.4 months and median overall survival of 9 months.

Currently, multiple BCMA-targeting therapies are in development or under regulatory review, including bi-specific T-cell engagers (BiTEs), antibody drug conjugates (ADCs) and CAR-T therapies. Along similar lines, bispecifics and CAR-T therapies targeting CD19 have been successfully developed and approved for the treatment of certain CD19-positive hematological malignancies as discussed in “—Background—Existing Immunotherapies and Their Limitations.”

The leading BCMA-targeting ADC has most recently reported overall response rates (ORR) of 31-34%, which is considerably lower than the 70% ORR for BCMA-targeting BiTEs and 85-91% ORR for BCMA-targeting CAR-T therapies. Thus far, BiTEs have shown a median duration of response of approximately nine months, while the BCMA-targeting CAR-T therapies have shown median progression-free survival of 11.8 months. Although such responses are encouraging, there remains an acute need for more durable responses that could potentially be driven by combining multi-specific targeting with the robust killing by immune cell therapies. The other limitations of genetically modified cell therapies described in “ —Background—Existing Immunotherapies and Their Limitations” are applicable.

Our Product Candidates

We are advancing our MM product candidates through clinical testing in a step-wise development plan that contemplates first validating the functional characteristics of our novel binding domains, then demonstrating the safety and efficacy of our ARC-sparX platform by initially targeting BCMA and then extending our MM franchise to include product candidates that target additional antigens beyond BCMA.

Our first MM product candidate is CART-ddBCMA for the treatment of relapsed or refractory MM. This product candidate is a CAR-T cell using our proprietary BCMA binding domain in lieu of the scFv binding domain typically used in conventional CAR-T therapies. We chose BCMA as our initial antigen target because BCMA is well-characterized with a favorable safety and clear efficacy profile, which we believe makes possible quick validation of the binding domain in a small sample of patients. Additionally, we believe that modifying only the binding region and keeping all other attributes consistent with previously tested therapies reduces the number of variables being tested in our CART-ddBCMA Phase 1 clinical trial. We expect this clinical strategy can quickly establish proof of concept for use of our binding domain as an effective scFv alternative. We are currently testing CART-ddBCMA in an ongoing Phase 1 trial as a treatment for relapsed or refractory MM. We expect to report preliminary Phase 1 safety and efficacy data in the second half of 2020. CART-ddBCMA has been granted Fast Track and Orphan Drug designations by the FDA.

Our second MM product candidate, ACLX-001, represents our first clinical program of our proprietary ARC-sparX platform. ACLX-001 is a combination regimen pairing our genetically engineered ARC-T cells with a bi-valent sparX-BCMA using the same BCMA binding domain as found in CART-ddBCMA. Upon administration of sparX-BCMA, its two BCMA-binding domains target and bind BCMA expressed on diseased cells. In turn, the ARC-T cells bind the sparX-BCMA, which links the ARC-T cells to the BCMA-expressing diseased cells, thereby causing direct cell killing. We believe potential Phase 1 safety and efficacy outcomes for ACLX-001 could support continued clinical development and, more broadly validate key features of our ARC-sparX platform including ARC-T function and specificity for the TAG, control of ARC-T killing function through dose modifications of sparX-BCMA and the persistence of ARC-T cells and sparX protein. We expect to file an IND in the second half of 2020 to test ACLX-001 as a treatment for relapsed or refractory MM.

Our third MM product candidate will be ACLX-003, which will consist of the same ARC-T cells paired with sparX-CS1 in lieu of sparX-BCMA. Upon administration of sparX-CS1, the CS1-binding domains target and bind CS1 expressed on diseased cells. In turn, the ARC-T cells bind the sparX-CS1, which links the ARC-T cells to the CS1-expressing diseased cells, thereby causing direct diseased cell killing. Although we are in early preclinical development for ACLX-003, we envision sparX-CS1 expanding our ability to target MM tumors through a second target. Clinical experience will guide further use of other MM-targeting sparX proteins individually, sequentially and/or simultaneously.

CART-ddBCMA: Phase 1 Trial

The first arm of our ARC-101 master protocol is our ongoing Phase 1 open-label, safety and dose-escalation trial of CART-ddBCMA in patients with relapsed or refractory MM. The trial will have the following sequential phases: screening, enrollment, pre-treatment with lymphodepleting (LD) chemo, treatment with CART-ddBCMA, primary follow-up, secondary follow-up and long-term safety follow-up.

Following a single infusion of CART-ddBCMA at the assigned dose level, both safety and efficacy data will be assessed. Safety data will be assessed for dose limiting toxicity in the first 28 days following infusion and will be collected throughout the trial. Long-term safety data will be collected for up to 15 years per health authority guidelines. Efficacy will be assessed monthly for the first 6 months, then quarterly for up to two years, or upon patient relapse.

The primary objective of the trial is to determine the safety profile and recommended Phase 2 dose (RP2D) of a single infusion of CART-ddBCMA. The RP2D will be determined based on the totality of data, including maximum tolerated dose (if applicable), plus other endpoints such as observed efficacy, pharmacokinetics and other adverse events.

As of                 , 2020, we have treated              patients with CART-ddBCMA.

Based on discussions with the FDA during a pre-IND meeting in November 2019, we anticipate we will be able to start at a predicted efficacious dose of sparX-BCMA in our Phase 1 clinical trial for ACLX-001 rather than a lower dose typical of Phase 1 clinical trials. Assuming that our novel binding domains are successfully validated in our CART-ddBCMA trial, we believe that our strategy of starting sparX-BCMA at a predicted efficacious dose has the potential to allow us to rapidly validate our platform and require fewer patients to be enrolled in our future clinical trials.

CART-ddBCMA: In Vitro Preclinical Results

To assess cytolytic activity of CART-ddBCMA in vitro, we tested five different diseased cell lines that all express the luciferase bioluminescent marker. Four of the cell lines express BCMA (H929, U266, IM9 and Daudi) and the fifth one (MOLM-13) is BCMA-negative. These cells were cultured overnight with CAR-T cells at various doses ranging from 1:4 (10,000 CAR-T cells to 40,000 target cells) down to approximately 1:256. The reduction in bioluminescence was then assessed as a measure of cell killing (less bioluminescence correlates to greater diseased cell death).

We used, as the positive control, a CAR-T cell with a traditional scFv binding domain directed at BCMA (CART-scFvBCMA) and, as the negative control, a CAR-T cell where the traditional scFv binding domain was replaced with an a-3D binding domain (CART-a3D). The a-3D binding domain is useful as a negative control because it is substantially similar in structure to our proprietary domains and is not known to bind any target or have any function.

As shown in the figure below, both the CART-scFvBCMA and our CART-ddBCMA exhibited similar cell killing activity across all cell lines, shown by the overlapping green and blue lines and, importantly, exhibited no cell killing in the BCMA-negative MOLM-13 cells. The non-binding CART-a3D had no significant effect on the target cells.

CART-ddBCMA and CART-scFvBCMA Demonstrate Similar In Vitro Activity Across Five Cell Lines

CART-ddBCMA: In Vivo Preclinical Results

We also compared the activity of our CART-ddBCMA and CART-scFvBCMA in vivo in NSG mice injected with U266-GFP/Luc, a human MM cell line, the presence of which can be quantitated by the co-expressed GFP and Luc. NSG mice are immunodeficient and allow for engraftment of human cells without any mice anti-human immune response, so that the administered therapy’s effectiveness can be measured. We monitored tumor growth by using BLI to measure bioluminescence produced by diseased cells. On the 35th day following injection of the cancerous cell line, the mice were treated. In this experiment, the negative control (CART-a3D) and positive control (CART-scFvBCMA) were tested solely at a 1.5 x 106 dose, whereas we also tested a low dose (0.5 x 106) and a high dose (4.5 x 106) of CART-ddBCMA in addition to the 1.5 x 106 dose. The mice were imaged on Day 4 following CAR-T injection and every seven days thereafter until the 32nd day following treatment. Eleven days following treatment by CART-scFvBCMA and CART-ddBCMA, all mice showed clearance of the U266-GFP/Luc tumor cells for CART-scFvBCMA and all doses of CART-ddBCMA. Furthermore, no circulating GFP+ diseased cells could be detected in blood samples obtained on Day 14 post-treatment (data not shown), and clearance of the diseased cells was sustained through the 32-day post-treatment study period. The negative control CART-a3D had no effect on tumor burden, although by the 25th and 32nd days following treatment the CART-a3D may have displayed some alloreactivity towards the tumor cells.

CART-ddBCMA and CART-scFvBCMA Clearance of U266-GFP/Luc Tumor is Comparable

The in vivo activity of CART-ddBCMA was further assessed in NSG mice injected with MM.1S-GFP/Luc, a different human MM cell line, the presence of which can be quantitated by the co-expressed GFP and Luc. As before, we monitored tumor growth using BLI to measure bioluminescence produced by diseased cells. MM.1S-GFP/Luc grows faster than U266-GFP/Luc, so we treated the mice on the 23rd day following injection of the cancerous cell line and imaged the mice every seven days thereafter until the 21st day following treatment. In this experiment, four different doses of CART-ddBCMA ranging from 0.15 x 106 and 4.5 x 106 cells were tested. Fourteen days following treatment with CART-ddBCMA, all mice in the highest dose group showed complete eradication of the diseased cells with no evidence of bioluminescence in any of the mice. In addition, 21 days after the treatment, all or most of the bioluminescence signal was also diminished in the 1.5 x 106 CART-ddBCMA-treated group. The lower two CART-ddBCMA dose groups and the two negative controls (HBSS (saline) and CART-a3D groups) did not eliminate bioluminescence signal at any point through the 21-day post-treatment study period.

CART-ddBCMA Clearance of MM.1S-GFP/Luc Tumors is Dependent on Cell Dose

CART-ddBCMA: Cross-Reactivity Study

We also commissioned a human tissue cross-reactivity study to assess both on- and off-target normal tissue binding of the CART-ddBCMA binding domain across 37 normal human tissues, from at least three separate donors at two concentrations (1.0 µg/mL and 10.0 µg/mL), using an indirect immunohistochemistry procedure. The different tissues were sectioned and the staining patterns were studied. As expected, there was specific staining (10.0 µg/mL and 1.0 µg/mL) of cells in the red pulp of the spleen (both along the membrane and in the cytoplasm) where plasma cells expressing BCMA are commonly found, indicative of binding of the CART-ddBCMA binding domain to its target. Cytoplasmic (but not membrane) staining was also observed in a number of cell types and only at detectable at 10-fold over the optimal concentration for this study. Because CART-ddBCMA does not target cytoplasmic antigens, the cytoplasmic reactivity was noted but did not warrant additional investigation.

ACLX-001: In Vitro Preclinical Results

In order to assess cytolytic activity of ACLX-001 in vitro, we cultured ACLX-001 with H929-GFP/Luc, one of the BCMA-positive cell lines used previously in our preclinical studies of CART-ddBCMA. For the negative control, we used ARC-T cells and a bi-valent sparX protein with an a-3D binding domain (which we call sparX-a3D) in lieu of the BCMA-binding domain, at doses ranging from 10-4 nM to 102 nM. As before, the reduction in bioluminescence was assessed as a measure of cell killing (less bioluminescence correlates to greater diseased cell death). As shown in the figure below, ACLX-001 exhibited a dose-dependent killing of H929 cells. In contrast, the negative control (ARC-T cells plus the sparX-a3D) did not kill H929 cells because sparX-a3D did not bind the tumor.

In Vitro Cell Killing of H929-GFP/Luc Tumors by ACLX-001 is Dependent on sparX-BCMA Dose

ACLX-001: In Vivo Preclinical Results

We also tested ACLX-001 in vivo in NSG mice injected with NALM-6-GFP/Luc. As in our CART-ddBCMA preclinical studies, we monitored tumor growth weekly using BLI to measure bioluminescence produced by tumor cells. Mice received tumor cells on Day 0 followed by 5 x 106 ARC-T cells on Day 10. In this experiment, three different doses of mono-valent sparX-BCMA and bi-valent sparX-BCMA ranging from 3 mg/kg to 0.03 mg/kg were tested. The negative control sparX protein was 3 mg/kg of sparX-a3D. The figure below shows the images of the mice on the 13th day following ARC-T administration. Both the mono-valent and bi-valent sparX-BCMA cleared the tumor cells at the high dose (3 mg/kg), whereas only the bi-valent sparX-BCMA fully cleared the tumor cells at the medium dose (0.3 mg/kg). There was similar activity in the medium dose of the mono-valent sparX-BCMA and low dose (0.03 mg/kg) of the bi-valent sparX-BCMA, and undetectable tumor cell killing activity at the low dose of the mono-valent

sparX-BCMA. These data demonstrate that the bi-valent sparX-BCMA is more potent than the mono-valent sparX-BCMA and supports the use of the bi-valent sparX-BCMA as part of ACLX-001.

ACLX-001 Clearance of NALM-6-GFP/Luc Tumors is Dependent on Dose of sparX-BCMA

ACLX-003: In Vitro Preclinical Results

The second product candidate in our MM franchise will be ACLX-003, which will be comprised of ARC-T cells plus sparX-CS1. These sparX proteins bind the CS1 antigen commonly expressed on myeloma tumors. The in vitro cytolytic activity of ACLX-003 candidates were assessed by co-culturing our ARC-T cells with the BCMA-expressing tumor MM.1S-GFP/Luc, used previously in our CART-ddBCMA preclinical studies, at a 1:4 ratio and the sparX-CS1 at doses ranging from 10-4nM to 102nM. The reduction in bioluminescence was assessed as a measure of cell killing (less bioluminescence correlates to greater diseased cell death). As shown in the figure below, a representative mono-valent sparX-CS1 was approximately 10-fold less potent than the corresponding bi-valent sparX-CS1. These data provide key support for further development of the bi-valent sparX-CS1 in combination with ARC-T cells for the treatment of MM.

In Vitro Cell Killing of MM.1S-GFP/Luc Tumors by ACLX-003 Candidates is Dependent on sparX-CS1 Dose

Our AML/MDS Franchise

Background, Current Treatments and Limitations

Acute myeloid leukemia (AML), also referred to as acute myelogenous leukemia, arises from healthy bone marrow stem cells that have accumulated multiple genetic mutations causing the mutated stem cells to grow uncontrollably. The aggressive growth of AML cells in the bone marrow disrupts the development of healthy blood cells including white cells, red cells and platelets. The net result is that AML patients often present with anemia (too few red blood cells), infections (too few white blood cells) or frequent bleeding and bruising (too few platelets). The aggressive growth of AML in the bone marrow and blood, its disruption of normal blood cell production and the lack of durable treatments leave AML patients with a 28.7% five-year survival rate.

According to the National Cancer Institute SEER database, there were estimated to be 64,512 people living with AML in the USA in 2017. In 2020, new cases are estimated to be approximately 19,940, with 11,180 predicted deaths. There has been a 1.5% average annual increase of new AML cases over the past 10 years. Unfortunately, the underlying cause of the increase is not well understood. The disease accounts for approximately 1.1% of all new cancers in adults, but is the most common acute leukemia affecting adults. AML also represents approximately 20% of childhood leukemia.

The standard of care for the majority of AML patients consists of induction chemotherapy (cytarabine and anthracycline) followed by additional rounds of chemotherapy with or without stem cell transplant. Although approximately two-thirds of patients achieve remission, relapse often occurs within the first 18 months following treatment. The high relapse rate points to the need for new therapies capable of extending disease free survival without the need for high risk stem cell transplants. We believe there is a critical need to develop new therapeutic modalities with greater safety and efficacy, especially for patients with relapsed or refractory AML.

Currently, new therapies for AML have many limitations. The lead candidates of small molecule inhibitors of proteins that are over-expressed or otherwise dysregulated in AML show only modest efficacy with short duration of response. Three classes of antibody-based therapeutics, including antibody-drug conjugates and bispecifics, have thus far shown limited efficacy and in some cases, significant toxicities. Additionally, CAR-T therapy is being deployed with specificity for various targets including CD33, CD123, FLT3, CCL1, CD19, IL1RAP and NKG2D. Many of these therapies are in the early stages of clinical development. The common theme across the various therapeutic modalities described above is the need for new therapies with enhanced efficacy and improved safety.

Myelodysplastic syndrome (MDS) is a closely related disease in which a population of abnormal myeloid stem cells develop in the bone marrow. Depending on the type of abnormal, or dysplastic cell that emerges, patients may experience a specific decrease in red blood cells, or one of the disease-fighting cell populations referred to as monocytes, neutrophils and dendritic cells. Like AML, MDS impacts the elderly with patients often diagnosed in their 70s. The incidence of MDS is approximately 15,000 new cases per year in the United States. MDS is considered to be a type of cancer because about one-third of MDS patients progress to AML. Standard therapy for MDS is cytarabine alone or in combination with idarubicin or daunorubicin. Stem cell transplant can cure MDS but the advanced age of onset and co-morbidities often limit MDS patient transplant eligibility due to the toxicity of typical transplant conditioning regimens. Thus, new therapies are needed for MDS patients as well.

Our Product Candidates

We plan to use a development strategy for our AML/MDS franchise that starts with a therapy targeting CD123, following which we plan to extend the AML/MDS franchise to add product candidates that target additional antigens.

Our first AML/MDS product candidate will be ACLX-002, which will be an immunotherapeutic combination agent composed of the same ARC-T cells used in ACLX-001, together with mono-valent sparX proteins that each contain a binding domain directed at CD123, which we call sparX-CD123. Upon administration of the sparX-CD123, the CD123-binding domain targets and binds CD123 expressed on tumor cells. In turn, the ARC-T cells bind the sparX-CD123, which link the ARC-T cells to the CD123-expressing tumor cells, thereby causing direct tumor cell killing.

Based on the potential validation of our platform in the Phase 1 clinical trial for ACLX-001, we intend to advance our platform into myeloid diseases by filing a new IND for ACLX-002 in the first half of 2021 for the treatment of relapsed or refractory AML and high-risk MDS.

We are also in the process of identifying a second target for AML/MDS, after which we will select and optimize sparX proteins for such target.

ACLX-002: In Vitro Preclinical Results

The in vitro cytolytic activity of ACLX-002 was assessed by co-culturing a CD123-expressing AML tumor, MOLM-14-GFP/Luc. For the negative control, we used ARC-T cells together with sparX-a3D. As before, the reduction in bioluminescence was assessed as a measure of cell killing (less bioluminescence correlates to greater diseased cell death). As shown in the figure below, ACLX-002 exhibited dose-dependent MOLM-14 killing across a broad range of sparX protein concentrations (10-4nM to 102nM). In contrast, the same ARC-T cells failed to kill MOLM-14 cells in the presence of the negative control sparX-a3D. These data support further investigation of ACLX-002.

In Vitro Cell Killing of MOLM-14-GFP/Luc Tumors by ACLX-002 is Dependent on sparX-CD123 Dose

ACLX-002: In Vivo Preclinical Results

The in vivo anti-tumor activity of ACLX-002 was compared to that of a CAR-T cell with a traditional scFv-based binding domain directed at CD123 (CART-CD123), which we used as a negative control. NSG mice were injected on Day 0 with MOLM-14-GFP/Luc, a CD123-expressing human AML cell line, the presence of which can be quantitated by a co-expressed GFP and Luc. As before, we monitored tumor growth by using BLI to measure bioluminescence produced by diseased cells. Six days after MOLM-14 injection, the first group of mice received 5 million CART-CD123 cells, the second group received 5 million ARC-T cells with 1 mg/kg daily (q.d.) of negative control sparX-a3D that does not bind the tumor. Mice in the third, fourth and fifth groups each received 5 million ARC-T cells along with doses of 1 mg/kg sparX-CD123 q.d., 1 mg/kg sparX-CD123 dosed every other day (q.o.d.) and 0.3 mg/kg q.o.d. respectively. Mice were imaged weekly for four weeks with an additional imaging on the third day following treatment because this cell line grows quickly. As expected, tumors in mice receiving the negative control sparX protein grew quickly while tumors in mice receiving the CART-CD123 were largely eliminated within 28 days of CART-CD123 administration. Among mice receiving 1 mg/kg of sparX-CD123 daily or EOD, tumors were also mostly cleared within 28 days. Mice treated with 0.3 mg/kg sparX-CD123 EOD displayed robust anti-tumor activity but did not fully clear the tumors by Day 28. These results demonstrate tumor killing that is comparable to that observed with the CART-CD123 and dependent on sparX-CD123 dose and schedule.

ACLX-002 Clearance of MOLM-14-GFP/Luc Tumors is Dependent on Both Dose and Schedule of sparX-CD123

Additional Indications and Applications

We believe our platform technologies have the potential to generate a broad array of future product candidates and that we can leverage novel targeting strategies to treat a multitude of indications. We plan to expand into other indications and applications using our ARC-sparX platform, including:

Solid Tumors. We currently have engineered novel sparX proteins for three distinct solid tumor-associated antigens and plan to select a lead candidate by the end of 2020 in preparation for clinical testing in a solid tumor indication by 2021. We are also working to further expand the collection of sparX proteins by identifying suitable bi-specific sparX proteins, which we believe may enhance specificity and tumor targeting and potentially reduce toxicities associated with off-tumor killing.

Autoimmune Diseases. The ability to start, stop and dose modify the sparX protein makes our platform well suited to treat autoimmune diseases that have different risk-benefit thresholds compared to oncology indications. Assuming the Phase 1 clinical trial for ACLX-001 achieves proof of concept for relapsed or refractory MM, we will consider initiating exploratory studies using sparX-BCMA to pursue other potential targets in select autoimmune indications. Our next anticipated milestone in our autoimmune franchise is to begin in vivo model development for the potential adaptation of ACLX-001 to treat autoimmune indications.

Novel Targets. We believe our platform is well suited to safely and rapidly explore targeting of novel antigens that would be otherwise challenging to target with a conventional CAR-T, which kill and proliferate uncontrollably. We are currently evaluating novel extracellular targets that have recently come to the attention of the scientific community.

Allogeneic Cell Therapy Products and Other Immune Cell Therapies. We believe it is important for patients to have both autologous and allogeneic cell therapy options, including therapies derived from T cells and natural killer cells. While our initial clinical programs utilize autologous ARC-T cells, we also anticipate developing allogeneic cell therapy technologies in order to target the broadest indications and/or create an off-the-shelf therapy for a universal cell.

Antibody Alternatives. Our binding domains have many positive attributes over scFv binding domains that we believe could allow them to be used as an scFv alternative in non-cell therapy applications and serve as the foundation to creating a new class of antibody alternatives.

Manufacturing and Delivery

We do not currently own or operate in-house GMP manufacturing facilities. We currently rely on third parties for the manufacture and release testing of viral vectors and product candidates for clinical testing. We also currently rely on third parties to package, label, store and distribute our product candidates. As we progress through development, we will consider building internal capabilities. We believe this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of new product candidates in the near term.

For certain of our components or product candidates, we rely on single suppliers or manufacturers to supply or manufacture, but we plan to expand the number of suppliers and manufacturers to protect against any potential supply disruptions as we advance our product candidates through clinical development.

CART-ddBCMA Cell

Similar to other autologous CAR-T therapy manufacturing processes, the first step to manufacturing CART-ddBCMA is to collect the patient’s white blood cells in a laboratory procedure called leukapheresis. Currently, patients visit designated apheresis collection centers to have their white blood cells collected using validated and FDA-approved apheresis equipment and institutional standard operating procedures. The collected leukapheresis product is shipped to our contract manufacturer. After T cell selection and an initial wash, the T cells are enriched, activated and cultured to promote optimal T cell functionality. T cells are then transduced ex vivo by a replication-deficient third-generation lentiviral vector encoding the ddBCMA-CAR, which is a CAR with a binding region that specifically recognizes BCMA, followed by a CD8-a spacer and transmembrane region that is fused to the intracellular signaling domains for 4-1BB and CD3-zeta. The cell culture is incubated and then undergoes a wash step and is then incubated for several more days to allow the T cell population to expand to the desired dose level. Once expansion has completed, the T cells are washed again, concentrated and formulated. Next there is release testing before the final product is packaged and cryopreserved for shipment back to the clinic for infusion into the same patient from whom the white blood cells were removed. The CAR-T cells are currently administered as a single infusion, following preparatory lymphodepletion. The overall process can take about three weeks, which is consistent with other CAR-T therapies.

ARC-T Cell

Manufacturing of our ARC-T cells is similar that of CAR-T cells, including CART-ddBCMA cells, except that the cells are transduced with a lentivirus that encodes our universal ARC, which is a CAR with an anti-TAG binding domain in lieu of a ddBCMA binding domain. Because our ARC-T cells are designed to express the same TAG-specific binding domain rather than a cell surface antigen-specific binding domain, the same lentiviral vector comprising the universal ARC can be used for every patient regardless of disease or target antigen.

sparX Protein

We manufacture sparX proteins in-house for most research activities, but we use a third-party CMO for most preclinical studies, and all clinical trials. We produce research sparX proteins in mammalian and microbial systems using protein purification strategies that we believe can be scaled for commercial purposes. The recovered sparX protein is formulated to the desired concentration and then put into the desired formulation buffer. Every sparX protein is monitored throughout the purification process and afterwards using an array of analytical tests that assess sparX protein size, binding activity and potential biophysical changes in the sparX protein. We anticipate the process will evolve over time to improve yields, quality and quantity of recovered sparX protein.

Sales, Marketing and Commercialization

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. Therefore, we have no sales, marketing or commercial product distribution capabilities and have no experience as a company in marketing, selling or distributing products.

Prior to approval of any of our product candidates, we intend to develop a commercialization infrastructure for those products in the United States and potentially in certain other key markets. We may also rely on partnerships to provide commercialization infrastructure, including sales and marketing and commercial distribution.

Competition

The biotechnology and pharmaceutical industries, including the oncology subsector, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Any candidate that we successfully develop and commercialize will have to compete with existing therapies as well as therapies that may be developed in the future. While we believe our ARC-sparX platform and scientific expertise provide us with a number of key advantages, we face substantial competition from many different sources, including large and specialty pharmaceutical companies and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions.

We anticipate substantial direct competition from other organizations developing advanced CAR-T or other types of genetically modified cell therapies due to their promising clinical therapeutic effect in clinical trials. In particular, we expect to compete with:

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Companies genetically engineering T cells with CARs that are reactive to tumor associated antigens. In particular, Bristol Myers Squibb (with bluebird bio), Johnson and Johnson (with Legend Biotech), Juno Therapeutics (a Bristol Myers Squibb company), Kite Pharma (a Gilead Sciences company), and Novartis. In addition, some companies, such as Allogene and Cellectis, are developing allogeneic cell therapies that could compete with our products.

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Companies genetically engineering T cells with TCRs that are reactive to tumor associated antigens. In particular, Adaptimmune Therapeutics, Juno Therapeutics (a Bristol Myers Squibb company), Kite Pharma (a Gilead Sciences company), and TCR2 Therapeutics.

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Companies developing genetically engineered T-cells with adapter platforms including AbbVie (with the California Institute for Biomedical Research (Calibr)), Aleta Biotherapeutics, Endocyte (a Novartis company), Senti Biosciences, Unum Therapeutics, and Xyphos (an Astellas company).

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Companies developing bispecifics that bring T cells and diseased cells into close proximity with each other. In particular, Amgen, Bristol Myers Squibb, Genmab, Harpoon Therapeutics, IgM Biosciences, MacroGenics, Regeneron, and Roche.

∎	Companies developing other immune cells that can be targeted using antibodies, such as Indapta and NantKwest.

∎	Companies developing genetically-engineered natural killer (NK) cell therapies, including Celularity, Fate Therapeutics, NKarta, NantKwest and Takeda.

We cannot predict whether other types of CAR-T or other genetically modified cell therapies may be developed and demonstrate greater efficacy, and we may have direct and substantial competition from such therapies in the future. Further, despite the unique approach that we have developed to address the limitations of CAR-T and other types of genetically modified cell therapies, we expect to face increasing competition as new, more effective treatments for cancer enter the market and further advancements in technologies are made. We expect market adoption of any treatments that we develop and commercialize to be dependent on, among other things, efficacy, safety, delivery, price and the availability of reimbursement from government and other third-party payors.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates.

Intellectual Property

Developing intellectual property is a vital component of our business plan for maximizing return on our investments. We actively develop intellectual property that we believe is important to our business, including seeking, maintaining, enforcing and defending United States and international patent rights for our product candidates, processes, and our discovery, development, and therapeutic platforms. We pursue, maintain and defend patent rights in strategic areas to protect the technology, inventions and improvements that are important to the commercial development of our business and our competitive position. We also rely on trade secrets to protect aspects of the technology, inventions and improvements that cannot be patented but are important to the development of our business and competitive position. We have spent considerable effort securing intellectual property rights, including patent rights related to our proprietary binding domain, ARC and sparX protein technologies and to our product candidates.

We own two patent families directed to the proprietary binding domain technology.

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The first family includes three international patent applications, five pending U.S. non-provisional applications, and foreign patent applications covering commercially important jurisdictions in Europe, Asia, Australia and the Americas. Two U.S. applications and two European applications in the family have been allowed. The allowed US applications broadly cover libraries of our proprietary binding domains, compositions comprising our proprietary binding domains and methods of using our proprietary binding domains. Compositions covered by the allowed claims include fusion polypeptides comprising our proprietary binding domain and CARs comprising our proprietary binding domains. Methods covered by the allowed claims include the use of CARs comprising our proprietary binding domain in the treatment of cancer. Any patent issuing from the first family is expected to expire in 2036, not including any patent term adjustment and extension.

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The second patent family is directed to our proprietary binding domain technology and includes a pending international application. We plan to enter national phase in the United States and commercially relevant foreign jurisdictions in Europe, Asia, Australia and the Americas. The second application family discloses proprietary binding domains that specifically bind commercially relevant target antigens and fusion polypeptides containing these domains. Any patent issuing from the second family is expected to expire in 2038, not including any patent term adjustment and extension.

We own one patent family directed to our ARC construct and sparX protein technologies, and to methods of using them in T cell-based and other therapeutic applications. The application family includes a pending international application. We plan to enter national phase in the United States and commercially relevant foreign jurisdictions in Europe, Asia, Australia and the Americas. Any patent issuing from the family is expected to expire in 2038, not including any patent term adjustment and extension.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position.

Our trademark portfolio currently contains pending U.S. trademark applications for the ARCELLX, ARC-T and SPARX PROTEIN trademarks.

We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Therefore, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specified circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach.

The patent and other intellectual property positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development, commercial strategies, drugs or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

For more information on these risks and other comprehensive risks related to our intellectual property, see “Risks Relating to Our Intellectual Property.”

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products. Generally, before a new biopharmaceutical product can be marketed, considerable data demonstrating its quality, safety, purity and potency must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. Potency is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.

U.S. Biopharmaceutical Development

In the United States, the FDA regulates biopharmaceuticals under the Food, Drug and Cosmetic Act (FDCA) and the Public Health Service Act (PHSA). Biopharmaceuticals also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biologics must be licensed by the FDA through a BLA before they may be legally marketed in the United States. The process generally involves the following:

∎	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

∎	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

∎	Approval by an independent institutional review board (IRB), or ethics committee at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

∎	Submission to the FDA of a BLA;

∎	A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where biologic will be produced to assess compliance with cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

∎	Potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the BLA;

∎	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States; and

∎	Compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

The data required to support a BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product biochemistry, formulation and stability, as well as in vitro and animal studies to assess the potential for toxicity and to establish a rationale for therapeutic use for supporting subsequent clinical testing. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the investigational product, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the investigational product has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the biochemical and physical characteristics of the investigational product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

Further, as a result of the COVID-19 pandemic, the extent and length of which are uncertain, we will be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits and remote monitoring of patients and clinical sites. We will also need to ensure data from our clinical studies that may be disrupted as a result of the pandemic is collected pursuant to the trial protocol and is consistent with GCPs, with any material protocol deviation reviewed and approved by the site IRB. Patients who may miss scheduled appoints, any interruption in trial drug supply, or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified. For example, on March 18, 2020, the FDA issued a guidance on conducting clinical trials during the pandemic. The guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial and any disruption of the trial as a result of COVID-19; a list of all trial participants affected by COVID-19-related trial disruption by unique subject identifier and by investigational site, and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial.

BLA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, biochemistry and manufacturing information to ensure product quality, identity, purity and other relevant data. In short, the BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s FY 2020 fee schedule, effective through September 30, 2020, the user fee for an application requiring clinical data, such as a BLA, is approximately $2.9 million. PDUFA also imposes an annual program fee for each marketed human biologic ($325,424 in 2020) and an annual establishment fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes physicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

For biologic drug products, an orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than the indication for which it is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drug products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. For biologics, the sponsor can request the FDA to designate the product for fast track status any time before receiving a BLA approval, but ideally no later than the pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a biologic shown to be potent can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug product may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drug products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Abbreviated Licensure Pathway of Biological Products as Biosimilars or Interchangeable Biosimilars

The Patient Protection and Affordable Care Act, or Affordable Care Act (ACA), signed into law in 2010, includes the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

∎	Analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

∎	Animal studies (including the assessment of toxicity); and

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A clinical trial or trials (including the assessment of immunogenicity and pharmacokinetic or pharmacodynamic) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application must include information demonstrating that:

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The proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

∎	The condition or conditions of use prescribed, recommended or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

∎	The route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and

∎	The facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. In addition, the law provides for a designation of “interchangeability” between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

∎	The proposed product is biosimilar to the reference product;

∎	The proposed product is expected to produce the same clinical result as the reference product in any given patient; and

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For a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA’s implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence provided by a sponsor to support a demonstration of biosimilarity and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product’s safety, purity and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an orphan drug) may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: one year after the first commercial marketing of the first interchangeable product; 18 months after resolution of a patent infringement suit against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; 42 months after approval of the first interchangeable product, if a patent infringement suit against the applicant that submitted the application for the first interchangeable product is still ongoing; or 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new application or supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

∎	Warning letters, or holds on post-approval clinical studies;

∎	Refusal of the FDA to approve pending applications or supplements to approved applications;

∎	Applications, or suspension or revocation of product license approvals;

∎	Product seizure or detention, or refusal to permit the import or export of products; or

∎	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services (CMS), other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs must also comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: changes to our manufacturing arrangements; additions or modifications to product labeling; the recall or discontinuation of our products; or additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the E.U. Clinical Trials Directive 2001/20/EC has sought to harmonize the E.U. clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the E.U. Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the E.U. countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA) and one or more Ethics Committees (ECs). Under the current regime, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The E.U. clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the European Union will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the European Union.

E.U. Drug Review and Approval

In the European Economic Area (EEA), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of Marketing Authorizations:

∎

The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), of the European Medicines Agency (EMA), and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products that are in the interest of public health in the European Union.

∎

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SPC) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The CMS has proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs, or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect it will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, in order to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product in the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally, prices tend to be significantly lower.

Employees

As of March 31, 2020, we had 31 full-time employees, 26 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Facilities

Our corporate headquarters are located in Gaithersburg, Maryland, where we lease 13,571 square feet of office and laboratory space pursuant to a lease agreement that expires on January 31, 2030. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of April 30, 2020:

NAME	AGE	POSITION
Executive Officers:
David Hilbert, Ph.D.	62	President, Chief Executive Officer and Director
Han Lee, Ph.D., M.B.A.	39	Chief Financial Officer
Angela Shen, M.D., M.B.A.	42	Chief Medical Officer

Non-Employee Directors:
Tiba Aynechi, Ph.D.	44	Director
Ali Behbahani, M.D., M.B.A.	44	Director
Jill Carroll, M.S.	44	Director
Roger A. Sawhney, M.D.	50	Director
Lewis T. Williams, M.D., Ph.D.	70	Director
Derek Yoon, M.B.A.	45	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the corporate governance and nominating committee

Executive Officers

David Hilbert, Ph.D. founded our company in December 2014 and served as our chief scientific officer from April 2015 through July 2017, and has served as a member of our board of directors since January 2016 and as our Chief Executive Officer since November 2017. Previously, Dr. Hilbert served as vice president of research from October 2009 to December 2011 and as chief scientific officer of Zyngenia, Inc. from December 2011 to October 2014, and a member of the board of Zygenia, Inc., a biotherapeutics company, from November 2014 to June 2015. From April 2006 to September 2009, Dr. Hilbert provided consulting services to scientists, executives and venture firms in the biotech industry. From October 2004 to October 2005, he served as Vice President of Research at Cellective Therapeutics, a start-up antibody company, which was acquired by MedImmune. Between March 1996 and October 2004, Dr. Hilbert worked at Human Genome Sciences (HGS). Prior to joining HGS, Dr. Hilbert worked at the National Cancer Institute (NIH). Dr. Hilbert received a B.S. from Haverford College and a Ph.D. from the University of Pennsylvania. We believe that Dr. Hilbert is qualified to serve on our board of directors because of the perspective and experience he provides as our President and Chief Executive Officer as well as his broad experience within the life sciences industry.

Han Lee, Ph.D., M.B.A. has served as our Chief Financial Officer since February 2020. Dr. Lee previously served as our Chief Business Officer and Head of Finance from June 2018 to February 2020. Dr. Lee previously worked in the Corporate Development and Ventures group at AstraZeneca from March 2014 to May 2018. Prior to AstraZeneca, Dr. Lee worked in business development and operations functions at Contrafect from September 2011 to February 2014. Prior to Contrafect, Dr. Lee was the President and CEO of Skygen Bio, of which he was also co-founder, from September 2008 to June 2011. Dr. Lee received a B.A. in Genetics and minor in Chemistry from the University of California, Berkeley and a Ph.D. in Genetics and an M.B.A. from Yale University.

Angela Shen, M.D., M.B.A. has served as our Chief Medical Officer since February 2017. Dr. Shen previously served as the Chief Medical Officer of NKarta Therapeutics, Inc. from February 2017 to December 2018, Acting Chief Medical Officer of Tizona Therapeutics from October 2017 to July 2019, and as the Chief Medical Officer of Arvinas Inc. from February 2016 to February 2017. Between February 2009 and November 2015, Dr. Shen served in various roles at Novartis in oncology clinical development, business development, and cell and gene therapy. Prior to Novartis, Dr. Shen worked in clinical development at Exelixis from 2007 to 2009 and in clinical affairs at Johnson & Johnson from 2005 to 2007. Dr. Shen received a B.S. from Rensselaer Polytechnic Institute, an M.D. from Albany Medical College and an M.B.A. from the New York University Stern School of Business.

Non-Employee Directors

Tiba Aynechi, Ph.D. has served as a member of our board of directors since February 2015. Dr. Aynechi is currently a senior partner at Novo Ventures (US) Inc., where she has been employed since March 2010. Novo Ventures (US) Inc. provides certain consultancy services to Novo Holdings A/S, a Danish limited liability company that manages investments and financial assets. Prior to joining Novo Ventures in March 2010, Dr. Aynechi was employed from June 2006 to March 2010 by Burrill & Company, a financial firm specializing in biotechnology and life sciences investment, in various positions, including from January 2009 to March 2010 as a director in merchant banking where she was responsible for regional and cross-border mergers and acquisitions, licensing, and financing transactions. Dr. Aynechi has been a member of the board of directors of Mirum Pharmaceuticals, Inc. (Nasdaq:MIRM) since November 2018 and currently serves on the boards of several private biotechnology and medical device companies. Dr. Aynechi previously served as a director at iRhythm Technologies, Inc. (Nasdaq:IRTC), a public digital healthcare company, from May 2014 to April 2017 and at AnaptysBio, Inc. (Nasdaq:ANAB), a biotechnology company, from April 2015 until its initial public offering in January 2017. Dr. Aynechi received her Ph.D. in biophysics from the University of California, San Francisco, where her research involved developing computational methods for drug discovery. She received her B.S. in physics from the University of California, Irvine. We believe that Dr. Aynechi’s extensive experience in the biotechnology and pharmaceutical industries, including her expertise in handling a wide range of financing transactions, qualifies her to serve on our board of directors.

Ali Behbahani, M.D., M.B.A. has served as a member of our board of directors since January 2015. Dr. Behbahani joined New Enterprise Associates (NEA) in 2007 and is currently a general partner on the healthcare team. Prior to joining NEA, he worked as an intern and later as a consultant in business development at The Medicines Company, a specialty pharmaceutical company developing acute care cardiovascular products. He previously held positions as a Venture Associate at Morgan Stanley Venture Partners from 2000 to 2002 and as a Healthcare Investment Banking Analyst at Lehman Brothers from 1998 to 2000. He has been a member of the board of directors of Genocea Biosciences (Nasdaq:GNCA) since February 2018, Oyster Point Pharma (Nasdaq:OYST) since July 2017, CRISPR Therapeutics (Nasdaq:CRSP) since April 2015, Adaptimmune Therapeutics (Nasdaq:ADAP) since September 2014, Black Diamond Therapeutics (Nasdaq:BDTX) since December 2018, and was on the board of Nevro Corp. (NYSE:NVRO) from August 2014 to March 2019. Dr. Behbahani received a B.S. in biomedical engineering, electrical engineering and chemistry from Duke University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.D. from the University of Pennsylvania School of Medicine. We believe that Dr. Behbahani is qualified to serve on our Board due to his experience in life sciences and his experience as a member of the boards of directors of multiple companies in the life science industry.

Jill Carroll, M.S. has served as a member of our board of directors since September 2017. Ms. Carroll joined S.R. One in 2011 and is currently a principal. Prior to S.R. One, Ms. Carroll served as a VP, Corporate Development at Limerick Biopharma from August 2010 to August 2011. Between May 2004 and August 2010, Ms. Carroll was served as the Senior Director, Strategic Planning & Corporate Development at Dynavax Technologies (Nasdaq:DVAX), where she was involved in multiple pharma-partnering deals, as well as substantial private and public financings. Ms. Carroll also served as a director at Clearview Projects from Sept 2001 to May 2004 and as a consultant specializing in health care at Mercer Management Consulting from March 1999 to July 2001. Ms. Carroll is a member of the board of directors of Gotham Therapeutics, Pandion Therapeutics and Second Genome. Ms. Carroll received her B.S. in Chemistry from Duke University and her M.S. in Biochemistry, Cellular and Molecular Biology from Johns Hopkins University. We believe that Ms. Carroll is qualified to serve our board of directors because of her substantial experience as an investor and her prior management experience as a consultant and as an executive.

Roger A. Sawhney, M.D. has served as a member of our board of directors since June 2018. Dr. Sawhney is currently a Director on the Health Care investment team at KKR & Co., where he has been employed since September 2018. Prior to joining KKR, Dr. Sawhney served as an SVP, Strategy and Business Development at Outcome Health from February 2017 to March 2018. Between September 2012 and February 2017, Dr. Sawhney was a partner in Bain & Company’s Global Healthcare and Private Equity Practices. From July 2009 to August 2012, Dr. Sawhney served as SVP and Head of Corporate Strategy at Novartis. Between September 1996 and July 2009, Dr. Sawhney was a Partner in the healthcare practice of Boston Consulting Group. Dr. Sawhney received his M.D. from Harvard Medical

School and his B.A. in Economics from Stanford University. We believe Mr. Sawhney is qualified to serve as a member of our board of directors because of his expertise and experience in the life sciences, including his management and investing experience.

Lewis T. Williams, M.D., Ph.D. has served as a member of our board of directors since August 2019. Dr. Williams is currently President and CEO of a private cell therapy company, Walking Fish Therapeutics, and has been venture partner at Quan Capital since August 2018. Dr. Williams founded Five Prime Therapeutics (Nasdaq:FPRX), a biotechnology company, in December 2001, served as Five Prime’s Executive Chairman from July 2003 to January 2012 and January 2018 to December 2018, as President and Chief Executive Officer from August 2011 to December 2017 and as a member of Five Prime’s board of directors from January 2002 until December 2019. Previously, Dr. Williams spent seven years at Chiron Corporation, a biopharmaceutical company, now Novartis Vaccines and Diagnostics, Inc., most recently as its Chief Scientific Officer. Prior to joining Chiron, Dr. Williams was a professor of medicine at the University of California, San Francisco and served as Director of the University Cardiovascular Research Institution and Daiichi Research Center. Dr. Williams has also served on the faculties of Harvard Medical School and Massachusetts General Hospital and co-founded COR Therapeutics, Inc., a biotechnology company focused on cardiovascular disease. He is a member of the National Academy of Sciences and a fellow of the American Academy of Arts and Sciences. Dr. Williams is currently on the board of directors of Protagonist Therapeutics, Inc. (Nasdaq:PTGX) and Neoleukin Therapeutics (Nasdaq:NLTX) and was previously a member of the board of directors of Chiron, COR Therapeutics and Beckman Coulter, Inc., each of which was a public company during his service as a director. Dr. Williams received a B.S. from Rice University and an M.D. and a Ph.D. from Duke University. We believe that Dr. Williams’ experience in drug discovery and development and in executive positions at several pharmaceutical companies, his experience as a founder of a publicly traded healthcare company and his service as a director of other publicly traded healthcare companies give him the qualifications, skills and financial expertise to serve on our board of directors.

Derek Yoon, M.B.A. has served as a member of our board of directors since April 2020. Mr. Yoon has been employed as President & CEO at Solasta Ventures (previously known as Aju IB Investment) since November 2013 and a member of the board of directors of Solasta since July 2019. Since December 2017, Mr. Yoon has served as member of the board of directors of Trefoil Therapeutics, and between December 2015 and August 2017, Mr. Yoon served on the board of directors of Clearside Biomedical (Nasdaq:CLSD). Prior to Solasta, Mr. Yoon was a Portfolio Manager with RBS Citizens from April 2011 to November 2013. From July 2009 to April 2011, Mr. Yoon was an Investment Manager at Berwind Private Equity. From October 1999 to July 2007, Mr. Yoon was Investment Manager at Kibo Capital in South Korea. Mr. Yoon received a Master of Finance from Boston College and a M.B.A. from Babson College. Mr. Yoon also received a B.S. in Chemical Engineering from Yonsei University in South Korea. We believe Mr. Yoon is qualified to serve on our board of directors due to his experience in life sciences and his experience as a member of the boards of directors of multiple companies in the life science industry.

Board Composition

Our board of directors currently consists of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

∎	The Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021;

∎	The Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

∎	The Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation and amended and restated bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors of a listed company must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that                 ,             representing            of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. Dr. Hilbert is not an independent director because he is our President and Chief Executive Officer.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by            . As a general policy, our board of directors believes that separation of the positions of chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Hilbert

serves as our Chief Executive Officer while                      serves as the chair of our board of directors, but is not an officer. We currently expect and intend the positions of chair of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be            .            will be the chair of our audit committee and            will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

∎	Select and hire the independent registered public accounting firm to audit our financial statements;

∎	Help to ensure the independence and performance of the independent registered public accounting firm;

∎	Approve audit and non-audit services and fees;

∎

Review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

∎	Prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

∎	Review reports and communications from the independent registered public accounting firm;

∎	Review the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

∎	Review our policies on risk assessment and risk management;

∎	Review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

∎	Review related party transactions; and

∎

Establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be              .            will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

∎	Oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

∎	Review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

∎	Prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

∎	Administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be             .             will be the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

∎	Identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

∎	Consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

∎	Review developments in corporate governance practices;

∎	Evaluate the adequacy of our corporate governance practices and reporting; and

∎	Evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. We reimburse our directors for expenses associated with attending meetings of our board of directors and its committees. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

The following table presents the total compensation that each of our then non-employee directors received during the year ended December 31, 2019.

	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)		ALL OTHER COMPENSATION ($)	TOTAL ($)
Tiba Aynechi, Ph.D.	—	—		—	—
Hugo Beekman(1)	—	—		—	—
Ali Behbahani, M.D., M.B.A.	—	—		—	—
Jill Carroll, M.S.	—	—		—	—
Roger A. Sawhney, M.D.	—	—	(2)	—	—
Lewis T. Williams, M.D., Ph.D.	—	—		—	—

(1)	Mr. Beekman resigned from our board of directors on April 30, 2020.

(2)

As of December 31, 2019, Dr. Sawhney held an option to purchase 85,000 shares and a second option to purchase 42,174 shares, each of which was granted as compensation for his service on our board of directors. The first option was granted on June 27, 2018 and the second option was granted on September 18, 2018. Twenty five percent (25%) of the shares subject to the first option vested on June 5, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each vesting date. Twenty five percent (25%) of the shares subject to the second option vested on July 18, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each vesting date. None of our other non-employee directors held any outstanding equity awards as of December 31, 2019.

Directors who are also our employees receive no additional compensation for their service as directors. Dr. Hilbert was an employee director during 2019. See the section titled “Executive Compensation” for additional information about Dr. Hilbert’s compensation.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

        and             have or may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act. These transactions between us and members of our compensation committee and affiliates of such members are disclosed in “Certain Relationships and Related Party Transactions,” and such disclosure is incorporated by reference herein.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.arcellx.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

EXECUTIVE COMPENSATION

Our named executive officers for 2019, who consist of our principal executive officer and the next two most highly compensated executive officers, are:

∎	David Hilbert, Ph.D., our President and Chief Executive Officer;

∎	Han Lee, Ph.D., M.B.A., our Chief Financial Officer; and

∎	Angela Shen, M.D., M.B.A., our Chief Medical Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2019.

Name and Principal Position	YEAR	SALARY ($)	BONUS ($) (1)	OPTION AWARDS ($)	NONEQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
David Hilbert, Ph.D. President and Chief Executive Officer	2019	350,000	105,000	—	—	—	455,000
Han Lee, Ph.D., M.B.A. Chief Financial Officer	2019	320,000	96,000	—	—	—	416,000
Angela Shen, M.D., M.B.A. Chief Medical Officer	2019	400,000	120,000	—	—	—	520,000

(1)	The amounts reported represent bonuses based upon the achievement of company goals for the year ended December 31, 2019.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2019:

		OPTION AWARDS					STOCK AWARDS
NAME	GRANT DATE(1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($) (2)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)
David Hilbert, Ph.D.	9/18/2018	1,135,489	(3)	—	$0.14	9/18/2028	—		—
Han Lee, Ph.D., M.B.A.	6/27/2018	300,000	(4)	—	$0.14	6/27/2028	—		—
	9/18/2018	154,195	(5)	—	$0.14	9/18/2028	—		—
Angela Shen, M.D., M.B.A.	9/18/2018	23,835	(6)	—	$0.14	9/18/2028	311,789	(7)	41,332

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2017 Plan.
(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)	This option award is subject to an early exercise provision and is immediately exercisable as of the date of grant. One fourth of the shares subject to the option vested on June 1, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. If the company experiences a Change in Control, as defined in the 2017 Plan, 100% of the unvested shares subject to the option will immediately vest and become exercisable.
(4)

This option award is subject to an early exercise provision and is immediately exercisable as of the date of grant. One fourth of the shares subject to the option vested on July 18, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. If the company experiences a Change in Control, as defined in the 2017 Plan, 100% of the unvested shares subject to the option will immediately vest and become exercisable.
(5)	This option award is subject to an early exercise provision and is immediately exercisable as of the date of grant. One fourth of the shares subject to the option vested on July 18, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. If the company experiences a Change in Control, as defined in the 2017 Plan, 100% of the unvested shares subject to the option will immediately vest and become exercisable.
(6)	This option award was subject to an early exercise provision and was immediately exercisable as of the date of grant. The shares subject to the option were scheduled to vest upon achievement of a company milestone prior to February 28, 2020. The milestone was not achieved and the shares did not vest.
(7)	The shares were acquired pursuant to early exercise provisions in three separate stock option agreements and remain subject to our repurchase right in accordance with the vesting schedule of the options. The first option originally covered 113,548 shares, and one fourth of these shares subject to the first option vested on February 15, 2018 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each such vesting date. The second option originally covered 244,000 shares and one fourth of these shares subject to the second option vested on July 16, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each such vesting date. The third option originally covered 187,487 shares and one fourth of these shares subject to the third option vested on July 18, 2019 and one thirty-sixth of the remaining shares vested, and continue to vest, monthly thereafter subject to continued service to us through each such vesting date. For each of the three option grants, if the company experiences a Change in Control, as defined in the 2017 Plan, 100% of the unvested shares subject to the option will immediately vest and become exercisable.

Employment Arrangements with Our Named Executive Officers

We have entered into an employment offer letter agreement with each of our named executive officers in connection with his or her employment with us. These offer letters provide for “at will” employment.

David Hilbert, Ph.D.

We currently expect that, prior to the completion of this offering, we will enter into a confirmatory employment letter with Dr. Hilbert, our President and Chief Executive Officer. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. Dr. Hilbert’s current annual base salary is $416,400, and Dr. Hilbert’s annual target bonus is 40% of his annual base salary.

On January 31, 2020, Dr. Hilbert was granted an incentive stock option to purchase 2,066,710 shares of common stock. Dr. Hilbert’s option with respect to one fourth of the shares will vest on August 9, 2021 and one thirty-sixth of the remaining shares shall vest monthly thereafter, subject to continued service to us through each such vesting date.

Han Lee, Ph.D., M.B.A.

We currently expect that, prior to the completion of this offering, we will enter into a confirmatory employment letter with Dr. Lee, our Chief Financial Officer. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. Dr. Lee’s current annual base salary is $321,000, and Dr. Lee’s annual target bonus is 30% of his annual base salary.

On January 31, 2020, Dr. Lee was granted an incentive stock option to purchase 372,008 shares of common stock. Dr. Lee’s option with respect to one fourth of the shares will vest on August 9, 2021 and one thirty-sixth of the remaining shares shall vest monthly thereafter, subject to continued service to us through each such vesting date.

Angela Shen, M.D., M.B.A.

We currently expect that, prior to the completion of this offering, we will enter into a confirmatory employment letter with Dr. Shen, our Chief Medical Officer. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. Dr. Shen’s current annual base salary is $410,000, and Dr. Shen’s annual target bonus is 30% of her annual base salary.

On January 31, 2020, Dr. Shen was granted an incentive stock option to purchase 364,442 shares of common stock. Dr. Shen’s option with respect to one fourth of the shares will vest on August 9, 2021 and one thirty-sixth of the remaining shares shall vest monthly thereafter, subject to continued service to us through each such vesting date.

Potential Payments upon Termination or Change in Control

We currently expect that, prior to the completion of this offering, we will adopt arrangements for our executive officers that provide for payments and benefits on termination or change of control, which arrangements may be included in the anticipated confirmatory offer letters or separate plans or agreements.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan (2020 Plan)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2020 Plan. The 2020 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2020 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our common stock are reserved for issuance pursuant to our 2020 Plan. In addition, the shares reserved for issuance under our 2020 Plan will also include (1) those shares reserved but unissued under our 2017 Plan as of the date of stockholder approval of the 2020 Plan and (2) shares of our common stock subject to awards granted under our 2017 Plan that, after the date of stockholder approval of the 2020 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2020 Plan pursuant to (1) and (2) is              shares). The number of shares available for issuance under our 2020 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2021 fiscal year, equal to the lesser of:

∎	shares;

∎	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

∎	Such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). Shares that have actually been issued under the 2020 Plan will not be returned to the 2020 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2020 Plan. The compensation committee of our board of directors will initially administer our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2020 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2020 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $             (increased to $             in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2020 Plan provides that in the event of a merger or change in control, as defined under our 2020 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2020 Plan, provided such action does not materially impair the rights of any participant. Our 2020 Plan automatically will terminate in 2030, unless we terminate it sooner.

2017 Equity Incentive Plan, as amended (2017 Plan)

Our 2017 Plan was originally adopted by our board of directors and approved by our stockholders in January 2017. Our 2017 Plan was most recently amended in October 2019 and approved by stockholders in October 2019.

Our 2017 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter. However, our 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2017 Plan.

As of December 31, 2019, the following awards were outstanding under our 2017 Plan: stock options covering 5,163,043 shares of our common stock.

Plan Administration. Our 2017 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2017 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2017 Plan and to control its operation, including the authority to construe and interpret the terms of our 2017 Plan and the awards granted under our 2017 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2017 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2017 Plan.

Eligibility. Employees, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2017 Plan. Subject to the provisions of our 2017 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. Certain of the company’s outstanding options under our 2017 Plan have an early exercise provisions pursuant to which the participate may exercise the option prior to the shares being fully vested.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2017 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for twelve months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2017 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control. In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2017 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2017 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2017 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2017 Plan. No amendment or alteration of our 2017 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter.

2020 Employee Stock Purchase Plan (2020 ESPP)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2020 ESPP. Our 2020 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our 2020 ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares. A total of              shares of our common stock will be available for sale under our 2020 ESPP. The number of shares of our common stock that will be available for sale under our 2020 ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2021 fiscal year, equal to the lesser of:

∎	shares;

∎	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

∎	Such other amount as the administrator may determine.

2020 ESPP Administration. We expect that the compensation committee of our board of directors will administer our 2020 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the 2020 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2020

ESPP, designate our subsidiaries and affiliates as participating in the 2020 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2020 ESPP, and establish procedures that it deems necessary for the administration of the 2020 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the 2020 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2020 ESPP if such employee:

∎

Immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

∎

Holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods. Our 2020 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2020 ESPP. Our 2020 ESPP will provide for consecutive, overlapping              -month offering periods. The offering periods will be scheduled to start on the first trading day on or after              and              of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before             , and the second offering period will commence on the last trading day on or after             .

Contributions. Our 2020 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to         % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each offering. A participant may purchase a maximum of              shares of our common stock during an offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our 2020 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2020 ESPP.

Merger or Change in Control. Our 2020 ESPP provides that in the event of a merger or change in control, as defined under our 2020 ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) will assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our 2020 ESPP. Our 2020 ESPP automatically will terminate in 2040, unless we terminate it sooner.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We contribute 3% of an employee’s annual compensation, regardless of the amount of the employee’s contributions.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective immediately after the closing of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

∎	Any breach of the director’s duty of loyalty to us or to our stockholders;

∎	Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎	Unlawful payment of dividends or unlawful stock repurchases or redemptions; and

∎	Any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, and intend to continue to enter, into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

∎	We have been or are to be a participant;

∎	The amount involved exceeded or exceeds $120,000; and

∎

Any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sales of Securities

Series A Preferred Stock Financing

In January 2017 and July 2018, we issued and sold an aggregate of 25,000,000 shares of our Series A redeemable convertible preferred stock (Series A Preferred Stock) at a purchase price of $1.00 per share for an aggregate purchase price of $25.0 million.

These shares of Series A Preferred Stock, together with the additional 4,795,227 shares of Series A Preferred Stock issued to Battersea Biotech, LLC (Battersea) upon the conversion of notes previously issued by the company in 2015 and 2016 (the Notes), will convert into an aggregate of 29,795,227 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series A Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock (not including the 4,795,227 shares of Series A Preferred Stock issued upon the conversion of the Notes):

INVESTOR	AFFILIATED DIRECTOR(S) OR OFFICER(S)	SHARES OF SERIES A PREFERRED STOCK	TOTAL PURCHASE PRICE
Battersea Biotech, LLC	Tiba Aynechi Ali Behbahani Jill Carroll	10,500,000	$10,500,000
Takeda Ventures, Inc.	—	4,000,000	$4,000,000
Novo Holdings A/S	Tiba Aynechi	3,473,400	$3,473,400
New Enterprise Associates 15, L.P.	Ali Behbahani	3,473,400	$3,473,400
S.R. One, Limited	Jill Carroll	3,473,400	$3,473,400

On December 29, 2017, Battersea entered into an Agreement Regarding Dissolution (the Battersea Agreement) by and among Battersea, its directors and its members whereby each of Novo Holdings A/S and S.R. One, Limited acquired 5,059,661 shares of our Series A Preferred Stock previously held by Battersea and entities affiliated with New Enterprise Associates acquired 5,059,662 shares of our Series A Preferred Stock previously held by Battersea.

Series B Preferred Stock Financing

In August and September 2019 we issued and sold an aggregate of 27,444,339 shares of our Series B-1 redeemable convertible preferred stock (Series B-1 Preferred Stock) at a purchase price of $1.561 per share for an aggregate purchase price of approximately $42.8 million. These shares of Series B-1 Preferred Stock will convert into an aggregate of 27,44,339 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series B-1 Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

INVESTOR	AFFILIATED DIRECTOR(S) OR OFFICER(S)	SHARES OF SERIES B-1 PREFERRED STOCK	TOTAL PURCHASE PRICE
Quan Venture Fund II, L.P.	Lewis T. Williams	6,406,150	$10,000,000
New Enterprise Associates 15, L.P.	Ali Behbahani	4,804,613	$7,500,001
Novo Holdings A/S	Tiba Aynechi	3,669,318	$5,727,805
S.R. One, Limited	Jill Carroll	3,669,318	$5,727,805
Aju Life Science 3.0 Venture Fund	Derek Yoon	3,203,075	$5,000,000
Takeda Ventures, Inc.	—	1,720,048	$2,684,995

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with certain holders of our capital stock, including New Enterprise Associates 15, L.P., NEA Ventures 2016, L.P., Novo Holdings A/S, S.R. One, Limited, Quan Venture Fund II, L.P., Takeda Ventures, Inc. and Aju Life Science 3.0 Venture Fund. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of December 31, 2019 by:

∎	Each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

∎	Each of our named executive officers;

∎	Each of our directors, as of April 30, 2020; and

∎	All of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 59,045,090 shares of our common stock outstanding as of December 31, 2019, which includes 57,239,566 shares of our common stock resulting from the conversion of all 57,239,566 outstanding shares of our redeemable convertible preferred stock into our common stock upon the closing of this offering, as if this conversion had occurred as of December 31, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of December 31, 2019, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arcellx, Inc., 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878.

	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING
NAME OF BENEFICIAL OWNER	SHARES	PERCENTAGE	SHARES	PERCENTAGE
5% Stockholders:
Entities affiliated with New Enterprise Associates (1)	13,337,675	22.6%
Novo Holdings A/S (2)	12,202,379	20.7%
S.R. One, Limited (3)	12,202,379	20.7%
Quan Venture Fund II, L.P. (4)	6,406,150	10.9%
Takeda Ventures, Inc. (5)	5,720,048	9.7%
Aju Life Science 3.0 Venture Fund (6)	3,203,075	5.4%

EXECUTIVE OFFICERS AND DIRECTORS:
David Hilbert, Ph.D. (7)	2,270,978	3.8%
Han Lee, Ph.D., M.B.A. (8)	454,195	*
Angela Shen, M.D., M.B.A. (9)	568,870	*
Tiba Aynechi, Ph.D.	—	—
Ali Behbahani, M.D., M.B.A.	—	—
Jill Carroll, M.S.	—	—
Roger A. Sawhney, M.D. (10)	127,174	*
Lewis T. Williams, M.D., Ph.D.	—	—
Derek Yoon, M.B.A.	—	—
All executive officers and directors as a group (9 persons) (11)	3,421,217	5.6%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Consists of (i) 13,310,143 shares of common stock held by New Enterprise Associates 15, L.P. (“NEA 15”) and (ii) 27,532 shares of common stock held of record by NEA Ventures 2016, L.P. (“Ven 2016”). NEA Partners 15, L.P. (“NEA Partners 15”) is the sole general partner of NEA 15. NEA 15 GP, LLC (“NEA 15 LLC”) is the sole general partner of NEA Partners 15. Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell and Peter Sonsini are the managers of NEA 15 LLC. The shares held directly by Ven 2016 are indirectly held by Karen P. Welsh, the general partner of Ven 2016. The address for these entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Dr. Ali Behbahani is a General Partner at New Enterprise Associates, Inc. and a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.
(2)	Consists of 12,202,379 shares of common stock held by Novo Holdings A/S (“Novo”). The board of directors of Novo, which is currently comprised of Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen, Jean-Luc Butel, Carsten Stendevad, Viviane Monges and Francis Cuss, has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. As such, no individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo, and Dr. Aynechi is not deemed to have beneficial ownership of the shares held by Novo. The address for Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.
(3)	Consists of 12,202,379 shares of common stock held by S.R. One, Limited. S.R. One, Limited is an indirect wholly owned subsidiary of GlaxoSmithKline plc. Ms. Carroll, a member of our board of directors, is a principal at S.R. One, Limited and, therefore, may be deemed to have a pecuniary interest over these shares. Ms. Carroll disclaims beneficial ownership of the shares held of record by S.R. One, Limited except to the extent of her pecuniary interest therein. The address for S.R. One, Limited is 161 Washington Street, Suite 500, Conshohocken, PA 19428.
(4)	Consists of 6,406,150 shares of common stock held by Quan Venture Fund II, L.P. (“Quan Capital”). The general partner of Quan Capital is Quan Venture Partners II, L.L.C. Dr. Williams, a member of our board of directors, is a venture partner at Quan Venture Partners II, L.L.C. Dr. Williams disclaims beneficial ownership of the shares held by Quan Capital, except to the extent of his pecuniary interest, if any. The principal business address of Quan Capital is Ugland House, PO Box 309, Grand Cayman, Cayman Islands KYI-1104.
(5)	Consists of 5,720,048 shares of common stock held by Takeda Ventures, Inc. (“Takeda Ventures”). The business address of Takeda Ventures is 9625 Towne Centre Drive, San Diego, CA 92121. Takeda Ventures is a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A., Inc. (“Takeda USA”). Takeda Pharmaceuticals International AG and Takeda Pharmaceutical Company Limited together own 100% of Takeda USA. Takeda Pharmaceuticals International AG is a wholly-owned direct subsidiary of Takeda Pharmaceutical Company Limited. As a result, Takeda Pharmaceutical Company Limited may be deemed to have voting and investment power over all of the shares of Common Stock held by Takeda Ventures, and Takeda Pharmaceutical Company Limited may be deemed to be the indirect beneficial owner of the shares held by Takeda Ventures.
(6)	Consists of 3,203,075 shares of common stock held by Aju Life Science 3.0 Venture Fund (“Aju Venture Fund”). Mr. Yoon, a member of our board of directors, is employed as President and CEO at Solasta Ventures, which provides certain consulting services to Aju Venture Fund, and Mr. Yoon is not deemed to have beneficial ownership of the shares held by Aju Venture Fund. The address for Aju Venture Fund is 800 Boylston Street, Suite 2510, Boston, MA 02199.
(7)	Consists of (i) 1,135,489 shares of common stock held directly by Dr. Hilbert and (ii) 1,135,489 shares of common stock issuable pursuant to an option held directly by Dr. Hilbert exercisable within 60 days of December 31, 2019, of which 449,464 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.
(8)	Consists of 454,195 shares of common stock issuable pursuant to options held directly by Dr. Lee exercisable within 60 days of December 31, 2019, of which 186,035 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options.
(9)	Consists of (i) 545,035 shares of common stock held directly by Dr. Shen, of which 311,789 shares are subject to repurchase by us at the original purchase price as of December 31, 2019 and (ii) 23,835 shares of common stock issuable pursuant to an option held directly by Dr. Shen exercisable within 60 days of December 31, 2019.
(10)	Consists of 127,174 shares of common stock issuable pursuant to options held directly by Dr. Sawhney exercisable within 60 days of December 31, 2019, of which 52,109 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options.
(11)	Consists of (i) 1,680,524 shares of common stock beneficially owned by our current directors and executive officers, of which 311,789 are subject to repurchase by us at the original purchase price as of December 31, 2019, and (ii) 1,740,693 shares of common stock issuable pursuant options exercisable within 60 days of December 31, 2019, of which 687,608 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation in connection with this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of redeemable convertible preferred stock, par value $0.001 per share.

Upon the closing of this offering, all the outstanding shares of our redeemable convertible preferred stock will automatically convert into an aggregate of 57,239,566 shares of our common stock.

Based on 59,045,090 shares of common stock outstanding as of December 31, 2019, and after giving effect to the conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 57,239,566 shares of common stock upon the closing of this offering and the issuance of              shares of common stock in this offering, there will be              shares of common stock outstanding upon the completion of this offering. As of December 31, 2019, we had 24 stockholders of record. As of December 31, 2019, there were 5,163,043 shares of common stock subject to outstanding options.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect immediately after the closing of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding redeemable convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of redeemable convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our redeemable convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of December 31, 2019, we had outstanding options to purchase an aggregate of 5,163,043 shares of our common stock, with a weighted-average exercise price of $0.15 per share, under our 2017 Plan. After December 31, 2019, we issued options to purchase an aggregate of              shares of our common stock, with a weighted-average exercise price of $             per share, under our 2017 Plan.

Registration Rights

After the completion of this offering, under our amended and restated investors’ rights agreement, the holders of up to 57,239,566 shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, the holders of up to 57,239,566 shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the completion of this offering, the holders of a majority of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $5 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 60 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to 57,239,566 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 60 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 57,239,566 shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

Termination

The registration rights terminate upon the earliest of (1) the date that is five years after the completion of this offering, (2) immediately prior to the completion of certain liquidation events and (3) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders,              shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2021 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2022 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2023 annual meeting. At each annual meeting of stockholders beginning in 2021, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our President, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL except that amendment of certain provisions would require the approval of a two-thirds majority of our then outstanding common stock. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision shall not apply to any claim brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ACLX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of December 31, 2019 and after giving effect to the conversion of all the 57,239,566 shares of our redeemable convertible preferred stock outstanding at December 31, 2019,             shares of our common stock will be outstanding, or              shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

∎	shares will be eligible for sale on the date of this prospectus; and

∎	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-off Agreements

Our officers, directors and the holders of substantially all of our capital stock and options have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of Jefferies LLC and Credit Suisse Securities (USA) LLC. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding three months and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

∎

1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

∎	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding three months may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to the lock-up agreement referred to above, if applicable). However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 (subject to the lock-up agreements and market stand-off agreements referred to above, if applicable).

Registration Rights

After the completion of this offering, the holders of up to 57,239,566 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

∎

Banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, real estate investment trusts or other financial institutions;

∎	Persons subject to the alternative minimum tax or the tax on net investment income;

∎	Tax-exempt organizations or governmental organizations;

∎	Pension plans and tax-qualified retirement plans;

∎	Controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	Brokers or dealers in securities or currencies;

∎	Traders in securities or other persons that elect to use a mark-to-market method of accounting for their securities holdings;

∎	Persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

∎	U.S. expatriates or certain former citizens or long-term residents of the United States;

∎	Persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

∎	Persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

∎	Persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

∎

Persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code; or

∎	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership and is not:

∎	An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

∎

A corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

∎	An estate whose income is subject to U.S. federal income tax regardless of its source; or

∎

A trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income, Foreign Account Tax Compliance Act (FATCA), and backup withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisors regarding your entitlement to benefits under an applicable tax treaty.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

∎

The gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

∎

You are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

∎

Our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Provisions of the Code commonly referred to as FATCA, Treasury Regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of gross proceeds from a sale or other disposition of our common stock, which may be relied upon by a taxpayer (including an applicable withholding agent) until final regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult his, her or its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2020, among us and Jefferies LLC and Credit Suisse Securities (USA) LLC as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We will reimburse the underwriters for their expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. (FINRA) in an amount up to $            .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock listed on the Nasdaq Global Market under the trading symbol “ACLX.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

Sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

∎

Otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	Publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their respective customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

The purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

∎	The purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

∎	Where required by law, the purchaser is purchasing as principal and not as agent; and

∎	The purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This Offering Memorandum is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this Offering Memorandum in Australia:

You confirm and warrant that you are either:

∎	A “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

A “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company, which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	A person associated with the company under section 708(12) of the Corporations Act; or

∎	A “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this Offering Memorandum is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this Offering Memorandum for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each, an “EEA Member State”), an offer to the public of any securities that are the subject of the offering contemplated by this prospectus may not be made in that EEA Member State except that an offer to the public in that EEA Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:

∎	To any legal entity that is a “qualified investor” as defined in the Prospectus Regulation;

∎

To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

∎	In any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to any securities in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities and the expression “Prospectus Regulation” means Regulation EU 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

∎

A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

∎	To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	Where no consideration is or will be given for the transfer;

∎	Where the transfer is by operation of law;

∎	As specified in Section 276(7) of the SFA; or

∎	As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of the shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.arcellx.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Arcellx, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcellx, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Tysons, Virginia

April 30, 2020

Arcellx, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	2018	2019
Assets
Current assets:
Cash and cash equivalents	$14,530	$34,578
Prepaid expenses and other current assets	99	3,491

Total current assets	14,629	38,069
Restricted cash	111	111
Property and equipment, net	817	4,330
Deposits and other non-current assets	255	1,078

Total assets	$15,812	$43,588

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,050	$1,745
Accrued liabilities	766	1,119
Deferred rent, current portion	—	154
Other current liabilities	—	21

Total current liabilities	1,816	3,039
Deferred rent, net of current portion	37	1,795
Other long term liabilities	—	32

Total liabilities	1,853	4,866

Commitments and contingencies (Note 7)

Redeemable Convertible Preferred Stock:
Series A redeemable convertible preferred stock, par value of $0.001 per share; 29,795,227 shares authorized, issued and outstanding at December 31, 2018 and 2019; liquidation value $29,795 at December 31, 2018 and 2019	28,894	28,894

Series B-1 redeemable convertible preferred stock, par value $0.001 per share; 0 and 27,444,339 shares authorized, issued and outstanding at December 31, 2018 and 2019, respectively; liquidation value $0 and $42,841 at December 31, 2018 and 2019, respectively	—	42,566

Total redeemable convertible preferred stock	28,894	71,460

Stockholders’ Deficit:
Common stock, par value of $0.001 per share; 37,335,643 and 98,973,453 shares authorized at December 31, 2018 and 2019, respectively; 1,040,865 and 1,407,800 shares issued and outstanding at December 31, 2018 and 2019, respectively (Note 9)	1	2
Additional paid-in capital	139	307
Accumulated deficit	(15,075)	(33,047)

Total stockholders’ deficit	(14,935)	(32,738)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$15,812	$43,588

The accompanying notes are an integral part of the consolidated financial statements.

Arcellx, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
Revenue	$—		$—

Operating expenses:
Research and development	6,112		15,766
General and administrative	2,197		2,208

Total operating expenses	8,309		17,974

Loss from operations	(8,309)		(17,974)

Other income:
Other income, net	1		2

Net loss and comprehensive loss	(8,308)		(17,972)

Net loss per share attributable to common stockholders—basic and diluted	$(9.12)		$(15.39)

Weighted-average common shares outstanding—basic and diluted	911,372		1,167,897

Pro forma net loss per share, basic and diluted (unaudited)		$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)

The accompanying notes are an integral part of the consolidated financial statements.

Arcellx, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock				Stockholders’ Deficit
	Series A		Series B		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2017	17,295,227	$16,415	—	$—	756,993	$1	$73	$(6,767)	$(6,693)

Issuance of Series A redeemable convertible preferred stock for cash, net of transaction costs	12,500,000	12,479	—	—	—	—	—	—	—
Issuance of common stock from vesting of restricted stock	—	—	—	—	283,872	—	(—)	—	—
Share-based compensation	—	—	—	—	—	—	66	—	66

Net loss	—	—	—	—	—	—	—	(8,308)	(8,308)

Balance at December 31, 2018	29,795,227	$28,894	—	$—	1,040,865	$1	$139	$(15,075)	$(14,935)

Issuance of Series B redeemable convertible preferred stock for cash, net of transaction costs	—	—	27,444,339	42,566	—	—	—	—	—
Issuance of common stock from vesting of restricted stock	—	—	—	—	366,935	1	32	—	33
Share-based compensation	—	—	—	—	—	—	136	—	136

Net loss	—	—	—	—	—	—	—	(17,972)	(17,972)

Balance at December 31, 2019	29,795,227	$28,894	27,444,339	$42,566	1,407,800	$2	$307	$(33,047)	$(32,738)

The accompanying notes are an integral part of the consolidated financial statements.

Arcellx, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2018	2019
Cash flows from operating activities

Net loss	$(8,308)	$(17,972)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	93	326
Share-based compensation	66	136

Changes in operating assets and liabilities:
Prepaid expenses and other current and non-current assets	(206)	(4,215)
Accounts payable	856	688
Accrued liabilities	601	353
Deferred rent	37	1,912

Net cash used in operating activities	(6,861)	(18,772)

Cash flows from investing activities
Purchases of property and equipment	(479)	(3,832)

Net cash used in investing activities	(479)	(3,832)

Cash flows from financing activities

Proceeds from issuance of restricted stock purchase awards	—	86
Proceeds from issuance of Series A redeemable convertible preferred stock, net of transaction costs	12,479	—

Proceeds from issuance of Series B redeemable convertible preferred stock, net of transaction costs	—	42,566

Net cash provided by financing activities	12,479	42,652

Net increase in cash, cash equivalents and restricted cash	5,139	20,048

Cash, cash equivalents and restricted cash, beginning of the year	9,502	14,641

Cash, cash equivalents and restricted cash, end of the period	$14,641	$34,689

Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment included in accrued liabilities	$—	$7

The accompanying notes are an integral part of the consolidated financial statements.

Arcellx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

Organization

Arcellx, Inc. (Arcellx, or the Company) was incorporated in Delaware in December 2014 and is headquartered in Gaithersburg, Maryland. The Company is a clinical-stage biopharmaceutical company developing novel, adaptive and controllable cell therapies for the treatment of patients with cancer and autoimmune diseases.

The Company has not commercialized any of its drug candidates and planned commercial operations have not commenced. The Company has incurred significant losses in the development of its drug candidates. The Company has not generated revenues from product sales. As a result, the Company has consistently reported negative cash flows from operating activities and net losses, had an accumulated deficit of $33.0 million at December 31, 2019 and expects to continue incurring losses for the foreseeable future.

Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations and potential other funding sources, in addition to cash on hand, to meet its obligations as they become due. Based on the Company’s expected operating cash requirements and capital expenditures, management believes the Company’s cash on hand at December 31, 2019, is adequate to fund operations for at least twelve months from the date that these consolidated financial statements are issued. The Company expects to incur substantial operating losses to continue development of drug candidates, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company plans to seek additional funding through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be required to delay, reduce or eliminate research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.

Although management continues to pursue these funding plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all, to fund continuing operations past twelve months from the issuance date of these consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared based on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards

2. Summary of Significant Accounting Policies (continued)

Basis of Presentation and Consolidation (continued)

Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB). The accompanying consolidated financial statements include the accounts of Arcellx and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Financial Information

The unaudited pro forma net income per share is computed using the weighted-average number of shares of common stock outstanding after giving pro forma effect to the conversion of all issued and outstanding shares of redeemable convertible preferred stock during the year ended December 31, 2019 into shares of common stock as if such conversion had occurred at January 1, 2019, or the date of original issuance, if later.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing the accompanying consolidated financial statements include, but are not limited to, estimates related to recoverability of long-lived assets, share-based compensation, and the valuation of deferred tax assets and liabilities. Although actual results could differ from those estimates, management does not believe that such differences would be material.

Segment and Geographic Information

Operating segments are defined as components of an entity about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations as and manages its business in one operating segment operating exclusively in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking and sweep accounts with commercial banks and financial institutions. Cash equivalents consist of money market funds.

Restricted Cash

The Company is required to maintain cash collateral on deposit in a segregated money market bank account, as a condition of its Lease Agreement (Note 7) equal to the required security deposit amount. The bank may restrict withdrawals or transfers by, or on behalf of, the Company. The required reserve totaled $111 thousand as of December 31, 2018 and 2019. This amount is presented as long term restricted cash on the accompanying balance sheets.

The following table reconciles cash and cash equivalents and restricted cash per the balance sheets to the statements of cash flows (in thousands):

	December 31,
	2018	2019
Cash and cash equivalents	$14,530	$34,578
Restricted cash	111	111

Total	$14,641	$34,689

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains its cash and cash equivalents at one accredited financial institution in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The fair values of financial instruments approximated their carrying values at December 31, 2018 and 2019, due to their short-term nature. The Company accounts for recurring and non-recurring fair value measurements in accordance with the FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 –	Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2 –	Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

Level 3 –	Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity—e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Refer to related disclosures within Note 3 Fair Value of Financial Instruments.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated over its estimated useful life using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. Upon retirement or disposal, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recognized within operating expenses. Routine expenditures for maintenance and repairs are expensed as incurred.

Estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 years
Furniture and fixtures	7 years
Lab equipment	7 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived asset group when events or changes in circumstances occur that indicate that the carrying value of the asset group may not be recoverable. Recoverability of the long-lived asset group is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset group. If these cash flows are less than the carrying value of such asset group, the Company then determines the fair value of the underlying asset group. Any impairment loss to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset group. There was no impairment loss recognized during the years ended December 31, 2018 or 2019.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

The Company’s policy is not to accrete the carrying value and related issuance costs of the redeemable convertible preferred stock to its redemption value until such redemption becomes probable.

Research and Development Expenses

Research and development costs are expensed as they are incurred. Research and development expenses consist primarily of costs associated with the pre-clinical development of the Company’s product candidates.

The Company may be obligated to make upfront payments upon execution of certain research and development agreements. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred. Such amounts are recognized as expense as the related goods are delivered or the related services are performed, or such time when the Company does not expect the goods to be delivered or services to be performed.

Clinical Trial Expenses

The Company makes payments in connection with clinical trials under contracts with contract research organizations that support conducting and managing clinical trials. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. A portion of the obligation to make payments under these contracts depends on factors such as the successful enrollment or treatment of patients or the completion of other clinical trial milestones.

Expenses related to clinical trials are accrued based on estimates and/or representations from service providers regarding work performed, including actual level of patient enrollment, completion of patient studies and progress of the clinical trials. Other incidental costs related to patient enrollment or treatment are accrued when reasonably certain. If the amounts the Company is obligated to pay under clinical trial agreements are modified (for instance, as a result of changes in the clinical trial protocol or scope of work to be performed), the accruals are adjusted accordingly. Revisions to contractual payment obligations are charged to expense in the period in which the facts that give rise to the revision become reasonably certain.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees, and directors,

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

including grants of incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, and directors of the Company, to be recognized as expense in the statement of operations and comprehensive loss based on their grant date fair values ratably over the requisite service period. The Company’s policy is to account for forfeitures as they occur.

The Company estimates the fair value of options granted using the Black-Scholes-Merton option pricing (Black-Scholes) model for stock option grants to both employees and non-employees and the fair value of common stock to determine the fair value of restricted stock.

The Black-Scholes model requires inputs based on certain subjective assumptions. A discussion of management’s methodology for developing the assumptions used in the valuation model follow:

Fair Value of Common Stock—Given the lack of an active public market for the common stock, the Company has from time to time engaged an independent valuation firm to assist management in determining the fair value of the common stock. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In determining the fair value of its common stock, the Company uses methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ (AICPA) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, the Company considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) the Company’s achievement of clinical and operational milestones; (2) the significant risks associated with the Company’s stage of development; (3) capital market conditions for life science companies, particularly similarly situated, privately held, early-stage life science companies; (4) the Company’s available cash, financial condition, and results of operations; (5) the most recent sales of the Company’s redeemable convertible preferred stock; and (6) the preferential rights of the outstanding redeemable convertible preferred stock.

Expected Dividend Yield—The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Expected Volatility—Due to the lack of a public market for the Company’s common stock and lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company (e.g., public entities of similar size, complexity, stage of development and industry focus). The historical volatility is calculated based on a period of time commensurate with expected term assumption.

Risk-Free Interest Rate—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options.

Expected Term—The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, the Company concludes that it is more-likely-than-not that the deferred tax assets will not be realized. In evaluating its ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Because of the uncertainty of the realization of deferred tax assets, the Company has recorded a valuation allowance against its net deferred tax assets.

Liabilities are provided for tax benefits for which realization is uncertain. Such benefits are only recognized when the underlying tax position is considered more-likely-than-not to be sustained on examination by a taxing authority, assuming they possess full knowledge of the position and facts. Interest and penalties related to uncertain tax positions are recognized in the provision of income taxes. As of December 31, 2018 and 2019, the Company had no interest or penalties related to uncertain income tax benefits.

Revenue Recognition

In May 2014, the FASB issued accounting guidance on the recognition of revenue from customers. This guidance supersedes the revenue recognition requirements we previously followed ASC 605, Revenue Recognition (ASC 605), and created a new model for revenue recognition under ASC 606, Revenue from Contracts with Customers (ASC 606). Under ASC 606, an entity will recognize revenue when it transfers control of promised goods or services to customers in an amount that reflects what the entity expects to receive in exchange for the goods or services, and the performance obligation(s) under the related contracts are satisfied. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy each performance obligation.

Prior to the ASC 606 adoption, revenue would have been recognized (if the Company had any recorded revenue) when all the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. The Company has not recognized any material revenue. There were no other adoption differences in revenue recognized due to the transition from ASC 605 to ASC 606.

Comprehensive Loss

Comprehensive loss comprises net loss and other changes in equity that are excluded from net loss. For the years ended December 31, 2018 and 2019, the Company’s net loss was equal to comprehensive loss and accordingly, no additional disclosure is presented.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with

2. Summary of Significant Accounting Policies (continued)

Emerging Growth Company Status (continued)

new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. In November 2019, the FASB issued ASU 2019-10 deferring the effective date for private entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently reviewing its leases and other contracts to determine if the adoption of this guidance will have a material impact on its consolidated financial statements. The Company expects that the adoption of this guidance will change the way it accounts for its operating leases and will result in recording the future benefits of those leases and the related minimum lease payments on the Company’s balance sheet.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (ASU 2016-13), which modifies the measurement of expected credit losses on certain financial instruments. In addition, for available-for-sale debt securities, the standard eliminates the concept of other-than-temporary impairment and requires the recognition of an allowance for credit losses rather than reductions in the amortized cost of the securities. The standard is effective for interim and annual periods beginning after December 15, 2022 and requires a modified-retrospective approach with a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. Early adoption is permitted. Based on the composition of the Company’s investment portfolio, current market conditions and historical credit loss activity, the adoption of ASU 2016-13 is not expected to have any impact on its financial position, results of operations or the related disclosures. The Company will continue monitoring through the effective date of the standard.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting. The update expands the scope of ASC Topic 718, Compensation—Stock Compensation (ASC 718), to include share-based payment transactions for acquiring goods and services from nonemployees. The ASU simplifies the accounting for nonemployee stock-based compensation awards. The guidance aligns the measurement and classification for employee stock-based compensation awards to nonemployee stock-based compensation awards. Under the guidance, nonemployee awards will be measured at their grant date fair value. Upon transition, the existing nonemployee awards will be measured at fair value as of the adoption date. The guidance is effective for reporting periods beginning after December 15, 2019 and early adoption is permitted. Currently, this standard has no impact as there are no outstanding awards to nonemployees. The Company will continue monitoring through the effective date of the standard.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808)—Clarifying the interaction between Topic 808 and Topic 606 (ASU 2018-18). The amendments provide guidance on whether certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606. It also specifically (i) addresses when the participant should be considered a customer in the context of a unit of account, (ii) adds unit-of-account guidance in ASC 808 to align with guidance in ASC 606, and (iii) precludes presenting revenue from a collaborative arrangement together with revenue recognized under ASC 606 if the collaborative arrangement participant is not a customer. The guidance will be effective for fiscal years beginning after December 15, 2020. Early adoption is permitted and should be applied retrospectively. The Company does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements as the Company currently has no collaboration agreements. The Company will continue monitoring through the effective date of the standard.

The Company has evaluated all other ASUs issued through the date the consolidated financial statements were issued and believes that the adoption of these will not have a material impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This standard is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The standard is effective for annual periods beginning after December 15, 2018 using one of two retrospective application methods. The Company adopted this standard as of January 1, 2019 using the modified retrospective method of adoption. The adoption of ASU No. 2014-09 did not have any impact on the Company’s consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation. This ASU provides clarification regarding when changes to the terms or conditions of share-based payment awards should be accounted for as modifications. This guidance is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. This guidance must be applied prospectively to awards modified after the adoption date. The Company adopted this guidance on January 1, 2018 and such adoption did not have any effect on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, I. Accounting for Certain Financial Instrument with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of the ASU simplifies the accounting for certain equity-linked financial instruments and embedded features with down round features that reduce the exercise price when the pricing of a future round of financing is lower (down round protection). Current accounting guidance provides that instruments with down round protection be classified as derivative liabilities with changes in fair value recorded through earnings. The updated guidance provides that instruments with down round protection are no longer precluded from being classified as equity. This guidance is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. This guidance must be applied retrospectively. The Company adopted this guidance on January 1, 2019 and such adoption did not have any impact on its consolidated financial statements.

3. Fair Value of Financial Instruments

The following table sets forth the fair value of the Company’s financial assets by level within the fair value hierarchy (in thousands):

	As of December 31, 2018
	Fair Value Measurement Based On
Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund (long term restricted cash)	$111	$—	$—

	As of December 31, 2019
	Fair Value Measurement Based On
Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund (long term restricted cash)	$111	$—	$—

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 1 during the years ended December 31, 2018 and 2019.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2018	2019
Prepaid clinical costs	$—	$2,870
Other prepaid expense and current assets	99	621

Total prepaid expenses and other current assets	$99	$3,491

5. Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31,
	2018	2019
Lab equipment	$853	$2,636
Leasehold improvements	57	2,121
Computer equipment	49	58
Furniture and fixtures	29	12

Property and equipment, gross	988	4,827
Less: accumulated depreciation and amortization	(171)	(497)

Property and equipment, net	$817	$4,330

Depreciation expense was $93 thousand and $326 thousand for the years ended December 31, 2018 and 2019, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2018	2019
Accrued bonus	$598	$735
Accrued expenses and other current liabilities	168	384

Total accrued liabilities	$766	$1,119

7. Commitments and Contingencies

Operating Leases

The Company leases office and laboratory space in Gaithersburg, Maryland under one lease that has a term that expires in 2030 unless renewed. The Company received a tenant improvement allowance from the landlord totaling $1.7 million. The tenant improvement allowance has been recorded as deferred rent and is being recognized over the lease term.

The lease contains rent escalation and rent abatement clauses. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. As of December 31, 2018 and 2019, the Company had recorded a deferred rent liability of $40 thousand and $1.9 million, respectively. Rent expense for the years ended December 31, 2018 and 2019 was $0.2 million and $0.4 million, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2019 are as follows (in thousands):

2020	$353
2021	463
2022	474
2023	486
2024	499
Thereafter	2,733

$5,008

Contingencies

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. As of December 31, 2018 and 2019, the Company was not involved in any material legal proceedings.

8. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

The Company has 29,795,227 authorized shares of $0.001 par value Series A redeemable convertible preferred stock (Series A preferred stock) all of which is issued and outstanding as of December 31, 2018 and 2019.

In July 2018, the Company issued the second tranche of Series A preferred stock in exchange for $12.5 million in cash. The Company incurred $21 thousand in transaction costs related to the issuance. The Series A preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

8. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (continued)

In August 2019, the Company authorized 26,803,724 shares of $0.001 par value Series B-1 redeemable convertible preferred stock (Series B-1 preferred stock) and in October 2019 the Company authorized an additional 640,615 shares of $0.001 par value Series B-1 preferred stock. All 27,444,339 shares of Series B-1 preferred stock are issued and outstanding as of December 31, 2019. This first tranche, consisting of 27,444,339 shares at $1.561 per share was issued for net proceeds of $42.6 million. The Company also authorized 21,445,726 shares of $0.001 par value Series B-2 redeemable convertible preferred stock (Series B-2 preferred stock and with the Series B-1 preferred stock, the Series B preferred stock) at a price of $1.951 per share. In October 2019, the Company authorized an additional 512,558 shares of Series B-2 preferred stock. The Company concluded that the investors’ rights to purchase Series B-2 preferred stock upon achieving certain clinical activities (i.e. clinically significant and meaningful biological activity with manageable toxicities from a phase 1 clinical trial, approval by the board of an acceptable clinical development plan, IND filling by a specified date and completion of other key analysis) (the Milestone closing) did not meet the definition of a freestanding financial instrument, as they were legally attached and assigned together with the issuance of Series B-1 preferred stock. Furthermore, after weighing the substantive and implied terms and features of the Series B preferred stock instrument, the Company concluded that the conversion option is clearly and closely related to the preferred stock host contract and therefore would not need to be bifurcated. None of the 21,958,284 authorized shares of B-2 preferred stock are issued or outstanding as of December 31, 2019.

The Company’s Series A preferred stock and Series B preferred stock (collectively, the preferred stock) have the following rights and preferences, privileges and restrictions:

Dividends

The holders of preferred stock are entitled to receive annual noncumulative dividends at an annual rate of 8% in preference to any declaration or payment of any dividend on the common stock, on an as-converted basis when, as and if declared by the board of directors. As of December 31, 2018 and 2019, no dividends have been declared.

Voting Rights

Each share of preferred stock represents such number of votes as is equal to the number of shares of common stock into which such share is convertible. The holders of preferred stock vote together with the holders of common stock on an as-converted basis on all matters in which stockholders are entitled to vote. The holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect three directors, the holders of the Series B preferred stock, exclusively and as a separate class, are entitled to elect two directors of the Company as of December 31, 2019.

Conversion Rights

Each share of preferred stock is convertible into shares of common stock determined by dividing the original issuance price by the conversion price. The conversion price is equal to the original issuance price, which is $1.00 for Series A preferred stock, $1.561 for Series B-1 preferred stock and $1.951 for Series B-2 preferred stock. All series of preferred stock will convert into shares of common stock on a one-to-one basis. Conversion can occur at any time at the option of each holder. In addition, all shares of preferred stock are mandatorily convertible in certain events, including upon the closing of a qualified initial public offering.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B preferred stock are entitled to receive, before any payment of any of the assets of the

8. Redeemable Convertible Preferred Stock and Stockholders’ Deficit (continued)

Company to the holders of the Series A preferred stock and holders of common stock, $1.561 per share and $1.951 per share, respectively (as adjusted for any stock dividend, stock split, combination or other similar transactions, plus any declared but unpaid dividends). After payment of the above but before any payment of any of the assets of the Company to the holders of common stock, the holders of Series A preferred stock are entitled to receive $1.00 per share with respect to shares of Series A preferred stock. The Company has not adjusted the carrying values of the preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of preferred stock, and at the balance sheet dates these circumstances were not probable. Subsequent adjustments to the carrying values of the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Redemption Rights

The preferred stock is not currently redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the preferred stock is contingently redeemable.

Anti-dilution protection

The holders of the preferred stock have proportional anti-dilution protection for splits, dividends and similar recapitalizations. Subject to certain exclusions, anti-dilution price protection for additional sales of securities by the Company for consideration per unit less than the applicable conversion price per unit of any series of preferred stock, shall be on a broad-based weighted average basis.

9. Common Stock

The Company has 37,335,643 and 98,973,453 authorized shares of $0.001 par value common stock, of which 1,040,865 and 1,407,800 shares were issued and outstanding as of December 31, 2018 and 2019, respectively. The shares issued and outstanding were issued to executives of the Company, pursuant to the early exercise of existing stock options.

The early exercises were performed by three executives of the Company. One officer of the Company satisfied the exercise price of the options exercised by the issuance of a seven-year full recourse note in the amount of $79 thousand. The note accrues interest at the applicable Federal rate (approximately 2.0% at December 31, 2019) and is fully secured by the shares of common stock and the personal assets of the officer. The note is recorded as an offset to additional paid-in-capital. The other two executives satisfied the exercise price of the options exercised by making cash payments to the Company. In order to execute the early exercises, the executives signed a Restricted Stock Purchase Agreement (RSPA) granting the Company, in the case of termination of employment of the executive, the rights to repurchase all of the unvested shares at the price paid by the executive for such shares. Based on the share repurchase rights outlined in the RSPA, the Company recorded the proceeds from the early exercises as a liability on the balance sheet. At December 31, 2019 there was a balance of $21 thousand recorded as short term other liabilities and $32 thousand recorded as long term other liability related to the unvested balance of the restricted shares exercised. As there were no cash payments for early exercises of stock options in 2018, there is no liability recorded as of December 31, 2018.

9. Common Stock (continued)

All shares that were early exercised by the executives of the Company are considered legally issued, however, for accounting purposes, only vested shares are considered issued. Below is a reconciliation of shares issued and outstanding:

	December 31,
	2018	2019
Total shares early exercised and legally outstanding	1,135,489	1,805,524
Less: (unvested shares)	(94,624)	(397,724)

Total shares issued and outstanding	1,040,865	1,407,800

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Preferred Stock equivalent to the dividend amount they would receive if each share of Preferred Stock was converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Preferred Stock have been paid in full. No dividends have been declared or paid by the Company through December 31, 2019.

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for the Preferred Stock.

10. Stock-Based Compensation

In January 2017, the Company implemented the Company’s 2017 Equity Incentive Plan (the 2017 Plan). The 2017 Plan provides for the grant of Stock Options, Stock Appreciation Rights, Restricted Stocks or Restricted Stock Units. The aggregate number of shares of common stock initially available for issuance pursuant to awards under the 2017 Plan was 6,540,416 shares.

In August 2019, the Board of Directors approved Amendment N~~o~~ 1 to the 2017 Plan, increasing the number of shares of common stock available for issuance under the plan by (i) 6,290,000 to a total shares available for issuance of 13,735,603 immediately following the closing of the Series B financing, and (ii) by up to 4,775,000 shares to a new total of 18,510,603 shares immediately following the Milestone closing under the Series B financing.

In October 2019, the Board of Directors approved Amendment N~~o~~ 2 to the 2017 Plan, increasing the number of shares of common stock available for issuance under the 2017 Plan by (i) 156,770 to a total shares available for issuance of 13,892,373 immediately following the closing of the Series B financing, and (ii) by up to 4,883,230 shares to a new total of 18,775,603 shares immediately following the Milestone closing under the Series B financing agreement.

Stock options granted under the 2017 Plan generally vest over four years and expire after 10 years.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The Board of Directors determines the value the Company’s common stock taking into consideration the most recently available third-party valuation of common shares, as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

10. Stock-Based Compensation (continued)

A summary of stock option activity for awards under the 2017 Plan is presented below:

	Options Outstanding and Exercisable
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1) (in thousands)
Outstanding as of January 1, 2018	1,654,786	$0.07	9.3	$116
Granted	4,264,628	0.14
Exercised	(283,872)	0.07

Outstanding as of December 31, 2018	5,635,542	0.12	9.2	96

Granted	383,000	0.58
Forfeitures	(90,840)	0.11
Exercised	(366,935)	0.09

Outstanding as of December 31, 2019	5,560,767	$0.16	7.9	$2,359

Exercisable as of December 31, 2019	2,431,987	$0.11	8.1	$1,148

(1)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the common stock for the options that were in the money at December 31, 2018 and 2019.

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2018 and 2019 was $0.11 and $0.47, respectively.

The aggregate grant date fair value of stock options vested during the year ended December 31, 2018 and 2019 was approximately $92 thousand and $260 thousand, respectively.

The Company recorded stock-based compensation expense of $66 thousand and $136 thousand during the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, there was $471 thousand of unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the 2017 Plan. This remaining compensation expense is expected to be recognized over a weighted average period of three years as of December 31, 2019. The intrinsic value of the options exercised for the years ended December 31, 2018 and 2019 was $20 thousand and $132 thousand, respectively. Share-based compensation cost is measured at fair value and is recognized as expense on a straight-line basis over the requisite service period. Share-based compensation expense included in the statement of operations for the year ended December 31, 2018 and 2019 was as follows in thousands:

	Share-based compensation expense
	December 31,
	2018	2019
Research and development expenses	$36	$81
General and administrative expenses	30	55

Total	$66	$136

10. Stock-Based Compensation (continued)

The assumptions used in the Black-Scholes model for stock options granted were as follows:

	December 31,
	2018	2019
Expected term	7 years	7 years
Expected volatility	86%	95%
Risk free interest rate	2.79%-3.01%	1.84%
Expected dividend yield	— %	— %

11. Net Loss Per Share Attributable to Common Stockholders

The Company’s potential dilutive securities, which include redeemable convertible preferred stock, options to purchase common stock and unvested shares of restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect:

	December 31,
	2018	2019
Redeemable convertible preferred stock	29,795,227	57,239,566
Options to purchase common stock	5,540,918	5,163,043
Unvested shares of restricted common stock	94,624	397,724

Total	35,430,769	62,800,333

Shares of redeemable convertible preferred stock also participate in dividends with shares of common stock (if and when declared) and therefore are deemed participating securities. The holders of redeemable convertible preferred stock do not contractually share in losses and therefore no additional net loss per share has been disclosed under the two-class method.

12. Income Taxes

The Company’s provision for income taxes consists of the following for the years ended December 31, 2018 and 2019 (in thousands):

	2018	2019
Current income tax provision (benefit):
U.S. federal	$—	$—
State	—	—

Total	—	—

Deferred income tax provision (benefit):
U.S. federal	(1,701)	(4,774)
State	(512)	(1,187)

Total	(2,213)	(5,961)

Change in valuation allowance	2,213	5,961

Total provision (benefit) for income taxes	$—	$—

12. Income Taxes (continued)

A reconciliation of the statutory U.S. federal rate and effective rate is as follows:

	December 31
	2018	2019
U.S. federal tax	21.0%	21.0%
State tax, net of federal benefit	6.5	6.5
Change in valuation allowance	(26.6)	(33.2)
Payroll tax credits	—	1.1
Research and development tax credits	—	5.0
Change in tax rates and other	(0.9)	(0.4)

Income tax expense	0.0%	0.0%

The significant components of the Company’s deferred income tax assets (liabilities) were as follows (in thousands):

	December 31,
	2018	2019
Deferred income tax assets:
U.S. federal net operating loss carryforward	$3,153	$6,352
State net operating loss carryforward	978	1,958
Research and development credits	—	902
Operating lease liabilities	—	537
Other	49	325

Gross deferred income tax assets	4,180	10,074
Less: Valuation allowance	(4,049)	(10,010)

Total deferred income tax assets	131	64

Deferred income tax liabilities:
Depreciation	(131)	(64)

Net deferred income tax assets (liabilities)	$—	$—

The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary difference and carryforwards; (iii) taxable income in prior carryback years if carryback is permitted under applicable tax law; and (iv) tax planning strategies. The Company’s net deferred income tax assets are not more likely than not to be utilized due to the lack of sufficient sources of future taxable income and cumulative book losses which have resulted over the years. The net change in valuation allowance for the years ended December 31, 2018 and 2019 was an increase of $2.2 million and $5.9 million, respectively.

On December 22, 2017, the Tax Cuts and Jobs Act (the TCJA) was enacted into law. The TCJA contained several key tax provisions including the reduction of the corporate income tax rate from 35% to 21% effective January 1, 2018, as well as, a variety of other changes, including the limitation of the tax deductibility of interest expense, acceleration of expensing of certain business assets and reductions in the amount of executive pay that can qualify as a tax deduction. ASC 740, Income Taxes, required the Company to recognize the effect of the tax law changes in the period of enactment. In the prior year, the Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future, which was offset by the related valuation allowance. The Company completed its analysis prior to the end of the measurement period, December 22, 2018. No adjustments were made to the provisional amounts previously estimated.

12. Income Taxes (continued)

On March 27, 2020, Congress enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide certain relief as a result of the COVID-19 pandemic. The Company is currently evaluating how provisions in the CARES Act will impact the consolidated financial statements.

The Company had U.S. federal and state net operating loss (NOL) carryforwards of approximately $30.2 million and $30.1 million, respectively, as of December 31, 2019. As of December 31, 2019, the Company also had federal research and development tax credit carryforwards of approximately $0.9 million, available to potentially offset future federal income taxes. Approximately $6.4 million of the U.S. federal NOL was generated prior to 2018 and will begin expiring in 2035 while the remaining $23.8 million will be carried forward indefinitely. The state NOL will begin expiring in 2039. The federal research and development tax carryforwards, if not utilized, will expire beginning in 2037.

However, the deductibility of such federal net operating losses may be limited. Under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which generally occurs if the percentage of the corporation’s stock owned by 5% stockholders increases by more than 50% over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited.

The Company has not determined if it has experienced Section 382 ownership changes in the past and if a portion of its NOL and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, the Company may experience ownership changes in the future as a result of subsequent shifts in its stock ownership, some of which may be outside of its control. If the Company determines that an ownership change has occurred and its ability to use its historical NOL and tax credit carryforwards is materially limited, it would harm the Company’s future operating results by effectively increasing the Company’s future tax obligations. The Company has not identified any uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Company’s tax returns for all years remain subject to examination by taxing authorities.

13. Employee Benefit Plan

The Company sponsors a tax deferred retirement plan under the Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. The Company made contributions to the plan of $90 thousand for the years ended December 31, 2018 and 2019.

14. Subsequent Events

Subsequent events have been evaluated through April 30, 2020, which is the date that the consolidated financial statements were available to be issued. There were no material subsequent events that occurred during this period.

                     Shares

Common Stock

PRELIMINARY PROSPECTUS

Jefferies	Credit Suisse

                    , 2020

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (DGCL) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the DGCL. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the registrant has entered, and intends to continue to enter, into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers that require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

These indemnification provisions and the indemnification agreements entered, and intended to be entered, into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2017. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a) In January 2017 and July 2018, we issued and sold an aggregate of 25,000,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for aggregate proceeds of $25.0 million to a total of seven (7) accredited investors. All principal and interested accrued under convertible notes issued in 2015 and 2016 in the aggregate principal amount of $3,750,000 was converted into shares of Series A redeemable convertible preferred stock in connection with the closing of the first tranche of our Series A financing in January 2017.

(b) Between August 2019 and October 2019, we issued and sold an aggregate of 27,444,339 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $1.561 per share for aggregate proceeds of approximately $42.8 million to eighteen (18) accredited investors.

(c) From January 2017 through April 30, 2020, we granted stock options to purchase an aggregate of 11,344,527 shares of common stock upon the exercise of options under our 2017 Plan at exercise prices per share ranging from $0.07 to $0.58, for an aggregate exercise price of approximately $3.5 million.

(d) From January 2017 through April 30, 2020, we issued and sold to certain of our executives an aggregate of 1,805,524 shares of common stock upon the exercise of options under our 2017 Plan at exercise prices per share ranging from $0.07 to $0.14, for an aggregate exercise price of approximately $0.2 million.

The offers, sales and issuances of the securities described in Items 15(a) and 15(b) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(c) and 15(d) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2017 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated August 9, 2019.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	2017 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.3+*	2020 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+*	2020 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.

10.5+*	Employment Offer Letter between the Registrant and David Hilbert, Ph.D.

10.6+*	Employment Offer Letter between the Registrant and Angela Shen, M.D., M.B.A.

10.7+*	Employment Offer Letter between the Registrant and Han Lee, Ph.D., M.B.A.

10.8*	Lease Agreement between TPG West Watkins Property, LLC and the Registrant, dated October 5, 2018.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 to this Form S-1).

*	To be filed by amendment.
+	Indicated management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, Maryland, on                     , 2020.

ARCELLX, INC.

By:
David Hilbert, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Hilbert, Ph.D. and Han Lee, Ph.D., M.B.A. as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of registrant) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

David Hilbert, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Han Lee, Ph.D., M.B.A.	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Tiba Aynechi, Ph.D.	Director	, 2020

Ali Behbahani, M.D., M.B.A.	Director	, 2020

Jill Carroll, M.S.	Director	, 2020

Roger A. Sawhney, M.D.	Director	, 2020

Lewis T. Williams, M.D., Ph.D.	Director	, 2020

Derek Yoon, M.B.A.	Director	, 2020